Content

STRATEGIC REPORT 2
- Highlights 2
- Executive Chair Letter 4
- CEO Statement 6
- Business Overview 8
- Financial Performance 14
- Sustainability 21
- Section 172(1) Statement 37
- Principal Risks and Uncertainties 42

DIRECTORS' REPORT 46
- Governance 46
- Additional Disclosures 57

DIRECTORS' REMUNERATION REPORT 60
- Annual Statement 60
- Remuneration Policy 63
- Remuneration Implementation Report 74

INDEPENDENT AUDITORS' REPORT 92

FINANCIAL STATEMENTS 99
- Consolidated Financial Statements 99
- Parent Financial Statements 155

ADDITIONAL INFORMATION 163
- Investor Information 163
- Forward-looking Statements 163

Terms and Abbreviations

Common terms and abbreviations that appear throughout this Annual Report and Accounts are defined herein. Other, less common, terms and phrases are defined in the sections in which they appear.

AGM annual general meeting
AI Artificial intelligence
Apollo Funds funds managed by affiliates of Apollo Global Management, Inc.
Articles the articles of association of the Parent
B2B business-to-business
B2C business-to-consumer
B2G business-to-government
Board the board of directors of Brightstar Lottery PLC
CA 2006 the U.K. Companies Act 2006, as amended
CEO Chief Executive Officer
CFO Chief Financial Officer
Company or **Brightstar** the Parent, together with its consolidated subsidiaries
De Agostini De Agostini S.p.A.
Director a director of the Parent
ESG environmental, social and governance
Everi Everi Holdings Inc., a Delaware corporation
IGT Gaming the Company's Gaming & Digital segment as of immediately prior to the time of the announcement of the sale
NYSE the New York Stock Exchange
Parent Brightstar Lottery PLC
R&D research and development
Transaction the transactions between the Company, Everi and Voyager Parent, LLC (a holding company owned by Apollo Funds), amongst others, resulting in IGT Gaming and Everi being simultaneously acquired by a then-newly formed holding company owned by Apollo Funds and combined into a privately-owned enterprise
U.K. United Kingdom
U.S. United States of America

The Financial Statements are stated in millions of U.S. dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.



OUR VALUES
We do the Right Thing.
We act with ethics and integrity. We promote responsible gaming and prioritize sustainability.
We Strive for Excellence.
We take initiative. We are accountable and responsive. We drive innovation for the future of the lottery industry.
We are One Team.
We respect each other, collaborate and create inclusive teams. We come together across our business to fuel customer growth.

In July 2025, we changed our corporate name from International Game Technology PLC to Brightstar Lottery PLC (NYSE: BRSL). We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this Annual Report and Accounts.

Annual Report and Accounts 2025 Page | 1

Strategic Report

The Directors present their reports and the audited financial statements for Brightstar Lottery PLC and its subsidiaries for the period from January 1, 2025 to December 31, 2025.

HIGHLIGHTS

Financial Highlights

Total Revenue


2,512
2,512
$ in Millions
2025
2024

Net Income Attributable to Brightstar Lottery PLC


240
387
$ in Millions
2025
2024

Diluted Net Income Per Share Attributable to Brightstar Lottery PLC*


$1.21
$1.90
2025
2024

** Represents net income attributable to Brightstar Lottery PLC per ordinary share*

Dividends Per Share**


$0.82
$0.80
2025
2024

*** Extraordinary or special dividends not included*

Company Revenue

2025


94.0%
6.0%
Service revenue (includes amortization of u...
Product sales

2024


94.1%
5.9%
Service revenue (includes amortization of u...
Product sales

The Consolidated Balance Sheet on page 100 presents the Company's financial position at December 31, 2025 and December 31, 2024. Movements in cash balances are presented in the Consolidated Statement of Cash Flows. Material assets and liabilities are disclosed within the respective notes to the Consolidated Financial Statements.

Non-financial highlights are also included in the section headed "Sustainability" of this Strategic Report from page 21.

Annual Report and Accounts 2025 Page | 2

Operational Highlights • Rebranded to Brightstar Lottery (“Brightstar”), a premier pure play global lottery business designed to elevate lotteries and inspire players • Completed the sale of IGT Gaming to a holding company owned by the Apollo Funds • Generated revenue and net income of $2.5 billion and $240 million, respectively (2024: $2.5 billion; $387 million) • iLottery performance advanced in 2025, building on the momentum from 2024 • Won substantial nine-year contract to continue operating Italy Lotto • Was awarded significant lottery contracts and extensions in several jurisdictions around the globe, including Australia, Canada, Croatia, Czech Republic, Germany, Malaysia, Poland, California, Missouri, Pennsylvania, Tennessee and Texas • Signed a new license agreement to launch patented Cash Pop™ game in Pennsylvania • Gained exclusive licensing rights to Rubik’s® brand and Avanti Press for omnichannel lottery products • Invested in new TRESU Innovator Press that expands printing capacity • Debuted a new eInstant category called Prize Tap™, designed to deliver fast, engaging gameplay experiences with minimal complexity • Showcased world-class retail and iLottery solutions for the first time as Brightstar at industry trade shows, NASPL and European Lotteries (EL) Congress Corporate Highlights • Scott Gunn appointed to Chief Operating Officer North America Lottery; Marco Tasso appointed to Chief Operating Officer International and Italy Operations • Recertified by World Lottery Association (WLA) for Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers for Brightstar’s Global Lottery and iLottery segments • Obtained European Lottery certification in Italy for the sixth consecutive year • Received Top Employer Award in Italy and U.S. for three consecutive years through 2025, with continued recognition in 2026 • Maintained top score of 100 in the Human Rights Campaign Foundation’s 2025 Corporate Equality Index • Company, people and products honored with industry awards: ◦ Brightstar’s LotteryLink won the Lottery Product of the Year at the 2025 International Gaming Awards ◦ Michelle Carney, Vice President, Global Lottery Marketing, inducted into the Lottery Industry Hall of Fame, Class of 2025 ◦ Michelle Carney, Vice President, Global Lottery Marketing; Brittany D’Haenens, Senior Director of Marketing; and Ted Vasilakopoulos, General Manager, Georgia were each honored with a NASPL Powers Award ◦ Matt Rudden, Vice President, Lottery Field Services, and Samantha Campbell, Senior Director Field Services, were both honored with the Stand Out 50 award by Future of Field Service Strategic Report Annual Report and Accounts 2025 Page | 3

Executive Chair Letter Brightstar Lottery had a transformative year in 2025. The completion of the sale of IGT Gaming to a holding company owned by Apollo Funds (the “Transaction”) marked a major milestone in our evolution toward a streamlined, pure-play global lottery business. Throughout the year-long process from signing to completion, my fellow Board members and I remained focused on overseeing the critical workstreams necessary to bring the Transaction to a successful close. Our continued commitment and active stewardship were instrumental in maintaining momentum and ensuring that the Company successfully completed the Transaction. Strategy Brightstar is now a pure-play global lottery company, fully dedicated to advancing its leadership in the lottery sector and delivering sustainable value to its stakeholders, building upon a solid foundation and a resilient core business. Operational efficiency programs and disciplined capital allocation underpin this approach, while transformational initiatives and enhancements continue to be deployed to align processes, systems, and talent to support the achievement of our strategic objectives. AI is expected to be an important enabler of innovation and long-term value creation for the Company. The Board is closely monitoring developments in AI and its governance implications, and is committed to overseeing its integration into the Company’s strategic plans and operations, ensuring that innovation is pursued responsibly. We aim to unlock efficiencies, accelerate digital transformation, and create sustainable value while ensuring strong governance and risk management in AI deployment. For further discussion on the Company’s strategy, please see page 9. Governance Throughout the year, each Board committee continued its important work within its respective areas of responsibility, including, among other things, overseeing risk management (which is undergoing review to align with the Company’s post-Transaction structure), workforce realignment and engagement following the separation from former colleagues, and the ongoing pursuit of our sustainability strategy. The Board maintained its strong and collaborative relationship with management. Regular interactions and engagement enabled the Board and its committees to provide effective oversight on core matters and topics during this transitional year, including transformational changes across the organization, operational efficiency projects, and capital allocation decisions, confirming the Board’s role in setting long-term value creation goals and monitoring progression toward their achievement. Risk Management While the Board retains overall responsibility for risk management, particularly in setting risk appetite, the Audit Committee continues to play an active role in overseeing our risk management processes to ensure they remain fit for purpose post-Transaction. Focus has been placed on reassessing and recalibrating our enterprise risk management framework to reflect changes to business operations and emerging priorities, all while continuing to monitor both existing and new threats to the business. Cybersecurity remains a top enterprise risk - a trend that is consistent across sectors globally. To strengthen our approach, we have aligned our practices with NIST Cybersecurity Framework (CSF), which introduces enhanced governance principles and consideration for emerging technologies such as AI. The Audit Committee has regularly reviewed and discussed updates from management on our information security posture, including internal testing results and benchmark analyses along with the continuous evolution of risk mitigation programs and other defensive measures, leveraging the skills, training and experience of the Company’s information security engineers and other professionals. People & Culture Our people have been the foundation of Brightstar’s success through this transformational year. We continue to foster a culture that values individuals and celebrates the unique contributions and perspectives each person brings, while understanding that business performance depends on sustained investment in our human capital management, the oversight of which remains a Board priority. In support of this, the Compensation Committee plays a central role in overseeing our people strategy, ensuring that our reward programs, talent selection and promotion, and performance frameworks are aligned with our long-term goals and continue to attract, motivate, and retain the key leaders to Brightstar’s success. While the Transaction and the adoption of new ways of working, such as the progressive implementation of AI systems, inevitably brought change and some uncertainty, our people have demonstrated focus, resilience and unwavering commitment. Strategic Report Annual Report and Accounts 2025 Page | 4

For discussion on our workforce, please see page 24. Sustainability Since 2019, Brightstar has been a member of the UN Global Compact, the world’s largest corporate responsibility initiative. Our Global Sustainability Policy defines the framework and governance structure for the Company’s sustainability efforts and aligns with the UN Agenda 2030 principles. As we evolve our business, we remain committed to bolstering our longstanding pledge to sustainability, through the progress of our sustainability strategy. Empowering Our People, Collaborating with Partners, and Preserving the Planet are the three elements of our redesigned sustainability strategy, powered by six spheres of impact - Employee Engagement, Human Rights, Responsible Gaming, Community Engagement, Sustainable Procurement, and Climate Action, Biodiversity and Circularity - to form a precise, purposeful, and powerful system of action within the framework of the 2026-2028 Sustainability Plan. The Nominating and Corporate Governance Committee continues to play a key role in overseeing the Company’s sustainability framework and initiatives, ensuring proportional integration into our business model to support Brightstar’s long-term success. Further details about our initiatives in contributing to a more sustainable future are set out in the Sustainability review starting on page 21. Investor Outreach We supported management’s efforts in communicating the Company’s new strategic priorities and operational performance as a pure-play lottery business, in addition to its refreshed equity story and capital allocation strategies, through a combination of investor conferences, targeted outreach, and direct dialogue with key stakeholders. These activities were designed to educate a broader universe of potential investors on the key characteristics of the Company’s new operational scope to reinforce confidence in the Company’s long-term value creation plans and attract new investors. Returning Capital to Shareholders In 2025, we returned $1,041 million to shareholders. Approximately $770 million was returned via dividends, including the $3.00 per share special dividend associated with Transaction proceeds. In addition, approximately $271 million was returned through share repurchases as part of the Company’s $500 million multi-year share repurchase program. Consistent with historical practice, the Board intends to continue returning approximately $160 million annually to shareholders through regular quarterly dividends. This should lead to higher dividends per share due to share repurchase activity and underscores our focus on delivering long-term value. Concluding Remarks On behalf of the Board, I would like to express our gratitude to our shareholders, investors and other stakeholders for your confidence and support in Brightstar. I also wish to thank the management team for its exceptional commitment and to record my appreciation once again to my fellow Board members for their continued dedication and contributions throughout 2025. Marco Sala Executive Chair Strategic Report Annual Report and Accounts 2025 Page | 5

CEO Statement Our Company had a transformational year in 2025. The most notable and exciting outcome was becoming Brightstar Lottery. Following the sale of IGT Gaming to a holding company owned by the Apollo Funds, we returned to our roots as a pure-play global lottery business. This transaction was part of the Company’s on-going commitment to enhancing shareholder value. Brightstar is an industry leader in lottery, backed by our 50-year legacy of delivering innovative, reliable and responsible solutions developed by a trusted team with deep expertise and strong customer relationships. In 2025, Brightstar employees continued to drive excellent results while we completed the Transaction. Business Achievements Brightstar’s balanced approach to capital allocation was evident with the use of the approximate $4 billion in net proceeds from the sale of IGT Gaming: $2 billion was allocated to debt reduction, $1.1 billion was directed to shareholder returns, and $900 million was earmarked for organic business growth. This resulted in a significant reduction in net debt. In November 2025, we successfully secured the Italian Lotto license, one of the world’s largest lottery contracts and a license that our Company has successfully managed for more than 30 years. This was a monumental win, and we are happy to continue driving Lotto growth in Italy over the next nine years. At the end of 2025, we signed a 19-year contract with Lotterywest in Western Australia, a takeaway from one of our competitors. This win re-establishes our presence in Australia and positions us well for future opportunities in the Asia-Pacific region. We also secured significant contracts in jurisdictions including Canada, Croatia, Czech Republic, Germany, Malaysia, Poland, California, Missouri, Pennsylvania, Tennessee and Texas. We are off to a strong start in 2026 with the recent announcements of our 15-year joint venture contract to operate a new state lottery in São Paulo State, Brazil and a new long-term contract with the Wisconsin Lottery. We are looking forward to pursuing more opportunities with key bids expected to come out later this year. It was exciting to debut the Brightstar brand to our North American and European partners during the NASPL and European Lotteries trade shows. We demonstrated proven, growth-driving solutions and innovative concepts, including how Brightstar is leveraging AI to increase efficiency and drive sales. Our booth and offerings were well received by our customers at both shows. We are keenly focused on opportunities for instant ticket growth in the coming years, and in 2025, made significant investments in this space, such as our new TRESU Innovator Press. This is the largest printing press in the industry and expands our printing capacity. We also signed exclusive licensing agreements to develop omnichannel lottery games featuring the Rubik’s® brand and scenes from Avanti Press’ humorous greeting cards. iLottery continues to remain a key focus as it delivers high entertainment value to players, and digital games are driving eInstants growth in Italy and the U.S. In 2025, our iLottery sales saw strong year-over-year growth. As we are implementing more AI tools within our business, we launched our first AI-generated eInstant game, Viking Gold, in Rhode Island and Kentucky, with several more games in the pipeline. We also introduced a new category of eInstant games called Prize Tap™. These games are designed to deliver fast, engaging gameplay experiences with minimal complexity. Our multi-year outlook includes a more than five percent organic growth rate (i.e. excluding any impact from incremental amortization of the Lotto license fee) in the 2025-2028 period driven by growth of our highly predictable core business in the U.S. and Italy, growth in iLottery, and new B2C expansion opportunities in Italy. We expect a greater than six percent compounded annual growth rate in Adjusted EBITDA propelled by revenue growth enhanced by OPtiMa savings and other efficiency initiatives. Sustainable Play™ As our Company evolved in 2025, so did Brightstar’s sustainability strategy. Our goal was to focus on building a sustainable future for our most important stakeholders. Brightstar’s new sustainability strategy is made up of three main elements: Empowering Our People, Collaborating with Partners, and Preserving the Planet. Brightstar consistently meets, and often exceeds, sustainability standards and best practices in jurisdictions where we operate, and this new strategy sets us up for continued achievements. Strategic Report Annual Report and Accounts 2025 Page | 6

In 2025, our responsible gaming leadership was reaffirmed in Italy where we achieved sixth consecutive European Lottery recertification. We were also recertified by the World Lottery Association for Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers. These renowned certifications are testaments to our leadership in advancing responsible gaming throughout the industry. Additionally, the Company was honored as a Top Employer in Italy and the U.S. for the third consecutive year in 2025, recognizing Brightstar’s excellent people practices. Looking Ahead I am truly excited for the year ahead, as we have entered 2026 well-positioned for success and continued growth and innovation across the business. Lastly, Brightstar’s success is directly linked to our people and their consistent delivery of results. I want to thank our employees for their continued dedication and commitment to our organization. The future is Brightstar. Vince Sadusky Chief Executive Officer Strategic Report Annual Report and Accounts 2025 Page | 7

Business Overview The Company is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. The Company has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. The Company is supported by central corporate support functions, including finance, people and culture, legal, corporate communications, and strategy and corporate development. The Company is headquartered in London, United Kingdom, with principal operating facilities located in Providence, Rhode Island and Rome, Italy. Research and development and product assembly are mostly centralized in North America. The Company had approximately 5,815 employees at December 31, 2025 (2024: 11,019). On July 1, 2025, the Company completed the previously announced sale of IGT Gaming, pursuant to the definitive agreements of the Transaction entered into on July 26, 2024. IGT Gaming and Everi were simultaneously acquired in the Transaction. Strategic Report Annual Report and Accounts 2025 Page | 8

The Company’s resilient business model is characterized by robust recurring revenues and a diversified geographic and product mix. Innovation is the key growth driver across the Company’s activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world. Further details with respect to the Company’s products and services are set out under the section headed “Products and Services” on page 10. Strategy Brightstar’s mission is to provide best-in-class content, services, and solutions to the global, regulated lottery industry. Following the closing of the sale of IGT Gaming, the Company has operated as a pure-play lottery business and continues to serve governments and licensed private sector operators as a B2B and B2G provider of technology, content, services, and solutions. Additionally, the Company offers a fully outsourced lottery model in some jurisdictions (e.g., Italian lottery licenses, as well as lottery management services in New Jersey and Indiana). The Company’s strategy is to deliver strong top-line growth in Lottery and iLottery businesses, while continuing to streamline operations and maintain cost discipline as part of a multi-year optimization plan and deliver continued innovation in operations. Deliver top-line growth in Land-based lottery and iLottery businesses The global lottery industry continues to grow at a steady low-single digit rate, and is expected to do so in the next two to three years. The transition to digital play via iLottery, which grew before the COVID-19 pandemic and accelerated because of it, is expected to continue. The Company seeks to maintain its leading position in Lottery. After successfully renewing its operator contract for the Italian Lottery, the Company aims to defend its contracts in the U.S., while focusing on pursuing opportunities to win new contracts. To support this strategy, the Company provides and operates lottery transaction processing systems to regulated markets and deliver technologically advanced instant gaming tickets and related services. Our efforts have strengthened our position in 2025, including a 9-year extension with the Tennessee Lottery and an 8-year contract with the Missouri Lottery. In the iLottery business, the Company offers a complete suite of solutions and services and is investing in renewing its offering to create a digital-native environment that serves the evolving needs of its customer base. Areas of focus include improvement of eInstant content, and the development of a standalone cloud-based draw game engine to improve delivery time to customers. The Company continues to increase its footprint of platform contracts, securing the rights in 2025 to serve Tennessee and Missouri as iLottery platform provider. The Company expects to benefit from improved momentum in the U.S.; in 2025, three states commenced iLottery sales, with additional states expected in 2026. Additionally, the Company is focused on increasing digital Lottery penetration in Italy by leveraging strong retail footprint and our operational experience. The Company is also focused on fostering growth in its instant ticket printing business in the U.S. To achieve this, the Company is enhancing its retail offering and products (e.g. innovative and intuitive self-service vending machines), while constantly experimenting with innovative game formats and play styles, particularly in instant tickets (e.g. by employing proprietary Infinity InstantsTM technology to improve the quality of printed tickets). The Company is seeking to expand its instant ticket printing customer base and has invested in automation and modernization efforts at its facilities to do so. With these efforts, the Company builds upon its successes further by securing a new secondary printing contract award in Poland in 2025. Streamline and maintain cost discipline on multi-year optimization plan The Company continues to execute a multi-year global efficiency effort through a combination of operational excellence, reduction of interest expense, and effective tax rate. Post-Transaction close, the Company continues to execute on initiatives to realign and optimize the Company’s general and administrative activities. The Company is targeting up to $80 million in gross annualized savings by 2028, compared to 2024. Continue to build upon solid foundations of growth and innovation The Company aims to remain at the forefront of innovation. Among the many initiatives in place, the Company has continued exploring the usage of various AI tools in areas to automate various business functions such as game development and field services, with the goal of improving time-to-market and accelerating internal business processes. In addition, the Company has continued its partnership with a leading startup accelerator, Plug and Play, with the long-term goal of identifying new catalysts for growth. The Company has launched a multipronged strategy for approaching the use of AI, particularly generative AI, covering three foundational core areas - governance, training and communication. The Company’s addressable market remains large, and growing, particularly driven by the advent of iLottery, and iLottery-adjacent channels to address player demand. Therefore, growth will be prioritized in the coming years across multiple avenues, organic and inorganic, to meet the increased appetite for digital-first games. Strategic Report Annual Report and Accounts 2025 Page | 9

Products and Services The Company has the global scale to complement its geographic and customer diversification, providing B2C and B2B products and services to customers across six continents, supplying a unique set of lottery solutions to nearly 90 customers worldwide, including to 37 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. Land-Based Lottery Land-based lottery products and services are provided through operating contracts, facilities management contract (“FMCs”), lottery management agreements (“LMAs”), and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts range from five (5) to ten (10) years in duration, often with multiple multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. From time to time, there are challenges or other proceedings relating to the awarding of the lottery contracts. Upon being awarded a contract, certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery. The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates lottery transaction processing systems that are designed to be secure and capable of processing a significant number of transactions per minute. The Company deploys more than 350,000 point- of-sale devices to lottery customers and lotteries worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. The Company has developed and continues to develop new lottery games and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises many of its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Lotto and the Italian Scratch & Win (Gratta e Vinci) instant ticket lottery, two of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. iLottery The Company provides a comprehensive, end-to-end iLottery ecosystem designed to enable government- regulated lotteries to engage players through integrated digital channels. Our iLottery solution is anchored by our proprietary, cloud-based Remote Game Server (RGS) and our OMNIA™ integrated lottery solution, which facilitate the high-performance delivery of a digital game portfolio comprising over 200 eInstant titles, digital draw games, and premium licensed content. Through our ‘Connected Play’ initiatives, the Company provides an omnichannel experience that bridges retail and digital environments via universal eWallets, mobile prize claims, and second- chance programs. Furthermore, the Company leverages artificial intelligence and predictive analytics - specifically through its Game Recommendation Engine - to optimize player engagement and personalize content delivery. This digital infrastructure is engineered to meet stringent regulatory requirements across global jurisdictions and incorporates advanced responsible gaming safeguards, including AI-driven monitoring of player behavior, to ensure a secure and compliant operating environment. Worldwide, the Company has 15 Platform customers which also receive either eInstant and/or draw games as of February 19, 2026. Customer Contracts The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. With an established industry position, particularly in the land- based lottery space, the Company’s competitor base has remained largely static year-to-year. Lottery services are provided through operating contracts, FMCs, LMAs, iLottery and product sales contracts. The Company has also entered into certain material customer contracts, including the Italian Lotto license and the Italian Scratch and Win (Gratta e Vinci) lottery license. Operating and Facilities Management Contracts The majority of the Company’s revenue comes from operating contracts and FMCs. Strategic Report Annual Report and Accounts 2025 Page | 10

Since 1998, and for a term expiring in November 2034 (through several award periods, most recently in July 2025), the Company has been the exclusive licensee for the Italian Lotto (management of operations commenced in 1994). Beginning in November 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among Brightstar Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game pursuant to the Italian Lotto license. Lottoitalia is 61.5% owned by Brightstar Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point- of-sale materials for the game. Since 2004, and for a term expiring in September 2028, the Company also has been the exclusive licensee for the Scratch and Win (Gratta e Vinci) instant ticket lottery through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary Brightstar Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2025, the revenue weighted-average remaining term of these Italian licenses was 5.6 years (2024: 2.4 years). The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and lottery systems and services under the same FMC. As of December 31, 2025, the Company’s largest FMCs by annual service revenue were Texas, California, Georgia, New York, and Florida, and the revenue weighted-average remaining term of the Company’s existing FMCs was 5.1 years (7.6 years including available extensions). For existing U.S. FMCs alone, the Company’s revenue weighted-average remaining term was 5.3 years (7.8 years including available extensions) as of December 31, 2025. Also, as of February 19, 2026, the Company operated under operating contracts or FMCs in 13 jurisdictions outside of Italy and the U.S. Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts (includes amortization of upfront license fees)” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture where the Company manages a wide range of the lottery’s day-to-day operations as well as provides marketing and sales services under a license valid through June 2029, and in Indiana through a wholly- owned subsidiary of the Parent under a license valid through June 2031. The Company’s revenues from LMAs include potential incentives or shortfalls based on achievement of or failure to achieve contractual metrics, respectively, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts (includes amortization of upfront license fees)” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Instant Ticket Services Contracts As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, Strategic Report Annual Report and Accounts 2025 Page | 11

packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. Instant ticket services contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, marketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. For instant ticket lotteries in Italy, instant tickets are available for sale at approximately 53,000 points of sale. As of February 19, 2026, the Company provided instant ticket printing products and services to 31 customers in North America and 30 customers in international jurisdictions and has secured over 60 instant ticket service contracts. In recent years, the Company has also developed Infinity Instants™, a revolutionary digital instant ticket printing technology that offers a wide portfolio of unique content, and has produced more than 110 Infinity Instants™ games since 2022. These achievements highlight the Company’s ability to deliver innovative solutions and exceptional services across diverse geographic regions as a leading provider of high-quality printing services, which include instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services. The instant ticket production business is highly competitive and subject to strong, price-based competition. Our ability to offer competitive pricing is dependent in part on maintaining sufficient production volumes and consistent, high-quality production batches. The Company categorizes revenue from instant ticket printing contracts that are not part of an operator or LMA contract as product sales from “Product sales” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Product Sales and Services Contracts Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Product sales” respectively, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Commercial Services Contracts The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered in Latin America and the Caribbean (LAC) and Europe, Middle East and Africa (EMEA). The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Research & Development The Company devotes resources to R&D of lottery products and services and incurred $45 million and $41 million of related expenses, excluding amortization of capitalized software, in 2025 and 2024, respectively. In addition to expensed R&D, a portion of the investment in R&D has been capitalized and recorded as Systems, equipment and other assets related to contracts, net or Intangible assets, net - Computer software. The Company’s R&D efforts cover multiple creative and engineering disciplines for its business, including innovative retail solutions, hardware and software, creative lottery games and game content, and instant ticket printing technology and design. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Trends and Factors Influencing Company Performance The Company generally experiences seasonality based on when contracts with customers are executed or extensions are negotiated and seasonal patterns in consumer demand impacting wagers. This seasonality is reflected, to a greater extent, in revenues from LMAs which include potential incentive or shortfall payments based on achievement of or failure to achieve contractual metrics over the contract year due to the fact that these LMA incentives are estimated and accrued over the lotteries’ fiscal year, which ends June 30. Lottery consumption may increase in December and around the holidays but decrease over the summer months due to the tendency of consumers to be on vacation during that time. In any event, the Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. Geopolitical instability such as the ongoing conflict between Russia and Ukraine, the conflict in Gaza and other conflicts of global relevance, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, Strategic Report Annual Report and Accounts 2025 Page | 12

including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, cybersecurity risks, changes in consumer sentiment and exacerbated supply chain challenges. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted by these factors in the future is unknown. We will continue to monitor the effects of these events on our business, as well as the prospect of trade wars involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods. Sale of IGT Gaming On July 1, 2025, the Company completed the previously announced sale of IGT Gaming, pursuant to the definitive agreements of the Transaction entered into on July 26, 2024. IGT Gaming and Everi were simultaneously acquired in the Transaction. Product Sales Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $151 million and $149 million, or approximately 6% and 6% of total revenues, for the years ended December 31, 2025 and 2024, respectively. Jackpots The Company recognizes that the performance of lottery products is significantly influenced by the magnitude of advertised multi-state or multi-jurisdictional jackpots. Historically, increases in jackpot size have correlated with heightened ticket sales, which in turn contribute to further jackpot growth. However, in a rising interest rate environment, the annuity-based calculation of advertised jackpots results in more rapid increases in displayed jackpot values relative to actual ticket sales. Conversely, in a low interest rate environment, the slower growth of advertised jackpots may adversely affect consumer engagement and, consequently, ticket sales. Effects of Foreign Exchange Rates The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the Consolidated Financial Statements; in particular, the Consolidated Financial Statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing the Consolidated Financial Statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the Euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency. Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same-store sales) and financial fluctuations are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. Strategic Report Annual Report and Accounts 2025 Page | 13

Strategic Report

Financial Performance

Results of Operations

Comparison of the years ended December 31, 2025 and 2024

Revenues and Key Performance Indicators

	For the year ended December 31,		Change	
	2025	2024		
($ in millions)	$	$	$	%
Operating and facilities management contracts	2,530	2,507	23	+1
Upfront license fee amortization	(223)	(200)	(23)	-12
Operating and facilities management contracts (includes amortization of upfront license fees)	2,307	2,308	—	—
Systems, software, and other	54	55	(2)	-3
Service revenue (includes amortization of upfront license fees)	2,361	2,363	(2)	—
Product sales	151	149	1	+1
Total revenue	2,512	2,512	(1)	—

Total revenue for the year ended December 31, 2025 decreased $1 million, primarily driven by lower revenue from operating and facilities management contracts attributable to reduced LMA incentive revenues and incremental upfront license fee amortization, primarily reflecting one additional month of incremental amortization related to the €2,230 million upfront fee for the new nine (9) year Italian Lotto license. These declines were partially offset by increased revenues from Instant ticket and draw games, as well as U.S. multi-state jackpot ("U.S. MSJP") games (Mega Millions® and Powerball®), as discussed in further detail below.

	For the year ended December 31,	
(% on a constant-currency basis)	2025	2024
Global same-store sales growth		
Instant ticket & draw games	+1.6%	+1.1%
U.S. Multi-state jackpots	+3.4%	-22.1%
Total	+1.7%	-0.8%
U.S. & Canada same-store sales growth		
Instant ticket & draw games	+0.3%	-0.5%
U.S. Multi-state jackpots	+3.4%	-22.1%
Total	+0.6%	-3.3%
Rest of world same-store sales growth		
Instant ticket & draw games	+8.0%	+3.3%
Italy same-store sales growth		
Instant ticket & draw games	+2.0%	+4.1%

Annual Report and Accounts 2025

Page | 14

Strategic Report

Revenues: Year Ended 2025 compared to Year Ended 2024
($ in millions)


14
5
51
2,512
(69)
(1)
2,461
2,512
2024
Instant ticket & Draw games
U.S. MSJP
Other Services
Product sales
Actual at PY FX
Currency
2025

Service revenue for the year ended December 31, 2025 decreased slightly, primarily due to a $51 million reduction in LMA revenue and an incremental $25 million ($14 million when excluding the impact of currency translation) of upfront license fee amortization. The reduction in LMA revenue is primarily related to the recognition of an incentive shortfall in the first and second quarters triggered by the lack of significant U.S. MSJP activity during the second half of the LMA's fiscal year. The increase in upfront license fee amortization was due to the higher upfront fee paid for the new nine (9) year Italian Lotto license. These decreases were partially offset by higher revenues generated from Instant ticket & draw games, including currency translation benefits, and the U.S. MSJP game (Powerball®).

Product sales revenue for the year ended December 31, 2025 decreased slightly from the prior corresponding period, mainly due to timing of software deliveries.

Cost of Revenue

	For the year ended December 31,		Change	
($ in millions)	**2025**	**2024**	**$**	**%**
Cost of services (excluding D&A)	1,097	1,052	45	+4
Cost of product sales (excluding D&A)	126	110	17	+15

Cost of services (excluding Depreciation and amortization ("D&A")) for the year ended December 31, 2025 increased $45 million, compared to the prior corresponding period. The increase was primarily driven by higher activity-related costs, including an $11 million increase in postage and freight and a $9 million increase in point-of-sale consumables associated with higher instant ticket and draw game volumes, as well as a combined $7 million increase in payroll and benefit costs and higher outside services and occupancy costs.

Cost of product sales (excluding D&A) increased by $17 million as compared to the prior corresponding period, and the cost of product sales as a percentage of product sales increased, primarily due to higher costs associated with instant ticket reprinting and expedited shipping in connection with new production initiatives at our Lakeland printing facility.

Annual Report and Accounts 2025 Page | 15

Gross Margins For the year ended December 31, Change ($ in millions) 2025 2024 $ / Basis Points (“bps”) % Gross margin Service 1,264 1,311 (47) -4 % of service revenue 54% 55% (200) bps Product 24 40 (15) -39 % of product sales 16% 27% (1040) bps Service gross margin as a percentage of service revenue decreased 200 basis points. Gross margin as a percentage of service revenue decreased slightly to 54% from 55%, primarily due to the increase in cost of services discussed above. Cost of product sales as a percentage of product sales decreased by approximately 1,000 basis points and product gross margin as a percentage of product sales decreased by about the same, principally as a result of higher costs discussed above. Other Expenses For the year ended December 31, Change ($ in millions) 2025 2024 $ % General and administrative 207 227 (20) -9 General and administrative expenses decreased primarily due to expense recoveries and lower payroll and benefit costs reflecting structural savings from OPtiMa 3 headcount reductions, as well as a period-over-period decrease in long-term incentive compensation compared to the prior corresponding period. For the year ended December 31, Change ($ in millions) 2025 2024 $ % Research and development 45 41 3 +8 Research and development expenses increased $3 million compared to the prior corresponding period, primarily reflecting the impact of foreign currency, while core research and development activity levels remained consistent year over year. For the year ended December 31, Change ($ in millions) 2025 2024 $ % Sales and Marketing 123 122 — — Sales and marketing expenses remained stable compared to the prior corresponding period, reflecting consistent levels of activity year over year. For the year ended December 31, Change ($ in millions) 2025 2024 $ % Depreciation and amortization 248 227 21 +9 Depreciation and amortization expenses increased $21 million compared to the prior corresponding period, primarily due to higher depreciation associated with contract renewals and capitalized assets placed into service with a higher cost basis. Strategic Report Annual Report and Accounts 2025 Page | 16

Strategic Report

($ in millions)	For the year ended December 31, 2025	2024	Change $	%
Restructuring	27	38	(11)	-28

Restructuring expenses decreased $11 million compared to the prior corresponding period. Restructuring costs during 2025 primarily related to Phase 2 of the OPtiMa 3 restructuring plan, while costs during 2024 primarily related to Phase 1. Costs incurred in both periods were principally comprised of severance and related employee costs.

($ in millions)	For the year ended December 31, 2025	2024	Change $	%
Interest expense, net	217	294	(77)	-26

Net interest expense decreased $77 million compared to the prior corresponding period, primarily due to debt reductions executed in connection with the sale of IGT Gaming and interest income earned on invested cash, partially offset by borrowings under the new senior facilities agreement entered into during 2025 as described in Item 5. Financial Statements - Notes to the Consolidated Financial Statements — Note 16. *Debt*

Foreign exchange loss/(gain), net	125	(52)	177	> 200.0

Foreign exchange loss, net, increased $177 million compared to the prior corresponding period, primarily reflecting non-cash remeasurement of euro-denominated debt as a result of movements in the euro-to-U.S. dollar exchange rate, as well as the loss recognized upon settlement of a short-duration foreign exchange forward contract in order to preserve the U.S. Dollar purchasing power of the Euro debt issued in September 2024, resulting in a $7 million loss on settlement.

Other expense, net	54	57	(3)	-5

Other expense, net, decreased $3 million compared to the prior corresponding period, primarily due to a reduction in the change of the financial liability related to the redeemable non-controlling interest, partially offset by an increase in expense related to the extinguishment of debt and higher professional advisory fees and other costs related to rebranding and separation activities.

Provision for income taxes	165	253	(89)	-35

Provision for income taxes for the year ended December 31, 2025, decreased $89 million compared to the prior corresponding period. The decrease was primarily due to lower pre-tax income. The increase in the effective tax rate was primarily related to non-deductible foreign exchange losses in the Parent.

Income from discontinued operations

($ in millions)	For the year ended December 31, 2025	2024	Change $	%
Income from discontinued operations, net of tax	123	328	(205)	(63)
Gain on sale of discontinued operations, net of	107	—	107	—

On July 1, 2025, we completed the sale of IGT Gaming, and its results have been presented in discontinued operations for all periods presented, Income from discontinued operations, net of tax decreased primarily due to the sale, with a gain on sale recorded in the third quarter. See "Notes to the Consolidated Financial Statements—Note 3. *Discontinued Operations and Assets Held for Sale*" included in "Item 5. Financial Statements."

Liquidity

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. In 2025, the Company's upfront license fee payments included the first two installments of the Italian Lotto license of $926 million in the aggregate, with the balance to be paid in 2026. For more information regarding the Italian Lotto license, refer to "Notes to the Consolidated Financial Statements—7. *Other Assets*" included in "Item 5. Financial Statements." The Company also requires liquidity to fund acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

Annual Report and Accounts 2025 Page | 17

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and in the ordinary course of business for the next 12 months from the date of issuance of these consolidated financial statements and for the longer-term period thereafter. The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds. At December 31, 2025 and 2024, the Company’s total available liquidity was as follows, respectively: December 31, ($ in millions) 2025 2024 Revolving Credit Facilities 1,590 1,364 Cash and cash equivalents 1,446 584 Total Liquidity 3,036 1,948 The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At December 31, 2025, the issuers were in compliance with such covenants. Refer to the “Notes to the Consolidated Financial Statements—16. Debt” for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities. At December 31, 2025 and 2024, approximately 36% and 25% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency: December 31, 2025 December 31, 2024 ($ in millions) $ % $ % Euros 1,004 69 296 51 U.S. dollars 326 23 182 31 Other currencies 117 8 105 18 Total Cash and cash equivalents 1,446 100 584 100 The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds $50 million in cash where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Approximately $30 million of this cash is held in Trinidad and Tobago where there are certain regulatory restrictions due to the shortage of foreign exchange reserves. These legal or economic restrictions do not impact the Company’s ability to meet its cash obligations. Strategic Report Annual Report and Accounts 2025 Page | 18

Strategic Report

Cash Flow Summary

The following table summarizes the Consolidated Statement of Cash Flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	Continuing Operations		Discontinued Operations		Total	
($ in millions)	2025	2024	2025	2024	2025	2024
Net cash (used in) provided by operating activities	(214)	666	150	437	(64)	1,103
Net cash provided by (used in) investing activities	(367)	(150)	3,877	(205)	3,510	(355)
Net cash used in financing activities	(2,523)	(558)	(153)	(70)	(2,676)	(628)
Effect of exchange rate changes on cash and cash equivalents					30	(46)
Net increase in cash and cash equivalents					770	121

Net cash used in operating activities from continuing operations was $214 million for the year ended December 31, 2025, compared with net cash provided of $666 million for the same period in 2024. The decrease was primarily due to payment of the first two installments of the Italian Lotto license of $926 million. Excluding the impact of the Italian Lotto upfront license payments, net cash generated from operating activities would have been $712 million primarily due to net income of $79 million, as well as adjustments for non-cash expenses including depreciation and amortization of $471 million and foreign exchange losses of $125 million.

Net cash used in investing activities from continuing operations for the year ended December 31, 2025 was $367 million, compared with net cash used of $150 million for the year ended December 31, 2024. This change was primarily due to a $166 million increase in capital expenditures primarily for systems, equipment and other assets related to California, Colorado, Kentucky, and Italy.

Net cash used in financing activities from continuing operations for the year ended December 31, 2025 was $2,523 million, compared with net cash used of $558 million in the same period of 2024. The change was primarily due to debt reductions, resulting in a $1,455 million net decrease as payments on debt exceeded proceeds from new debt issuances in the year ended December 31, 2025 compared to the same period in 2024. In addition, financing cash outflows during 2025 reflected the return of capital to shareholders as part of the Company's capital allocation strategy following the completion of the divestiture. See "Notes to the Consolidated Financial Statements" — 16. *Debt*" included in "Item 5. Financial Statements."

Net cash provided by operating activities from discontinued operations was $150 million in the year ended December 31, 2025, compared with $437 million for the same period in 2024, decreasing primarily due to the sale of IGT Gaming on July 1, 2025. Net cash provided by investing activities from discontinued operations was $3,877 million in the year ended December 31, 2025, compared with net cash used in investing activities of $205 million for the same period in 2024. The change was primarily due to cash proceeds received for the sale of IGT Gaming of $4.0 billion. Net cash used for financing activities from discontinued operations was $153 million in the year ended December 31, 2025, compared with $70 million for the same period in 2024. Net cash used for financing activities primarily related to a $125 million payment on the Sony deferred license obligation.

Annual Report and Accounts 2025 Page | 19

Cash Returned to Shareholders ($ in millions) 161 161 160 609 271 Ordinary Dividend Special Dividend Share Repurchases 2025 2024 2023 Capital Expenditures For the year ended December 31, 2025, capital expenditures are principally composed of: ($ in millions) 27 53 235 Systems, equipment and other assets related to contracts Intangible assets Property, plant and equipment Capital expenditures for 2025 of $316 million principally consisted of $235 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in California, Colorado, Kentucky, and Italy; investments in intangible assets of $53 million primarily in Italy and global iLottery; and investments in property, plant and equipment of $27 million primarily for our global printing operations and equipment required to complete the separation of IGT Gaming. Capital expenditures for 2024 of $149 million principally consisted of $108 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Georgia, California, and Texas; investments in intangible assets of $21 million; and investments in property, plant and equipment of $20 million. Non-financial measures Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures. Strategic Report Annual Report and Accounts 2025 Page | 20

Sustainability As a global leader in lottery, Brightstar has operations across a broad spectrum of regions and cultures. The Company is committed to growing its business responsibly by implementing a structured and dedicated governance framework, which includes high standards of sustainability practices. The Nominating and Corporate Governance Committee is responsible for overseeing the Company’s strategy on sustainability, monitoring implementation of the Company’s sustainability program, and reviewing the Company’s public disclosures regarding ESG matters (including the annual Sustainability Report). The Committee oversees engagement with investors/ shareholders and proxy advisory firms on sustainability matters (and in conjunction with the Compensation Committee, on compensation matters), and shares with the Audit Committee responsibilities over relevant aspects of the Company’s climate-related obligations. The most significant sustainability-related updates are typically reported by the Committee to the Board. The Board’s Executive Chair oversees corporate governance and sustainability initiatives (including climate-related and environmental matters) and provides strategic guidance. Brightstar seeks to serve the global lottery market with the utmost integrity and in accordance with disciplined ethical principles, by keeping sustainability and good corporate citizenship at the core of this ethos. The Sustainability Steering Committee, chaired by the Senior Vice President, Branding, Communications and Sustainability (a direct report to the Company’s CEO) and comprised of Brightstar senior management and a member of the Global Sustainability team, supports programs and initiatives that contribute to Brightstar’s sustainability strategy. The Sustainability Steering Committee cultivates a long-term vision and related objectives, fosters a consistent sustainability approach across all regions and businesses, and increases communication on sustainability by sharing best practices at global and local levels. Brightstar’s responsible and sustainable practices encompass a broad spectrum of corporate sustainability initiatives, including energy use, environmental and human rights issues, together with policies and strategic initiatives, such as its Global Sustainability Policy, Responsible Gaming Policy, Human Rights Policy, Environmental Policy, Talent, Culture and Inclusion Global Policy, Sustainable Procurement Policy, and Community Giving & Engagement Policy. The Global Sustainability Policy, published in 2023, outlines goals and objectives in relation to ESG practices, defines the framework for sustainability at Brightstar, and provides a governing platform for the Company’s sustainability work in all key areas of business activity, including provision of services, work with suppliers, employee interactions, and industry- affecting activities. Brightstar’s ongoing commitment to sustainability is supported by concrete actions that reinforce its purpose- driven mission. Through the development of its Sustainability Plan, approved by the Sustainability Steering Committee and subsequently acknowledged by the Nominating and Corporate Governance Committee, sustainability priorities are aligned with business priorities. As made evident from the Company’s sustainability strategy transition, Brightstar is leveraging on the experience gained in the previous three-year period to become more effective in carrying out sustainability initiatives directly contributing to the achievement of seven out of 17 Sustainable Development Goals (“SDGs”) identified in the UN Agenda for Sustainable Development 2030. Together with the promotion of Sustainable PlayTM, the program that represents Brightstar’s commitment to leading the lottery industry in global sustainability, Brightstar is setting new goals to pursue for the 2026-2028 period and will introduce its 2026-2028 Sustainability Plan in the course of 2026. The Brightstar Global Sustainability team leads project planning for the Brightstar Sustainability Plan, including the coordination of sustainability operational teams, data collection, and reporting systems to fulfill criteria of ESG questionnaires. The Global Sustainability team also leads the development of a global community engagement strategy, the establishment of partnerships with non-profit associations, and the implementation of global responsible gaming initiatives consistent with industry standards. At the operating level, teams with employees from several departments are responsible for analyzing sustainability initiatives and defining an action plan. Brightstar’s ongoing pledge to sustainable growth within the lottery industry includes the guiding principles set forth by the UN SDGs. This 2030 Agenda and its 17 SDGs form an action program to benefit people and the planet. Based on its business activities and sustainability priorities, Brightstar has identified seven SDGs as key areas of focus that are most relevant to our strategic priorities and where we can drive change: good health and well-being (SDG 3), quality education (SDG 4), affordable and clean energy (SDG 7), decent work and economic growth (SDG 8), reduced inequalities (SDG 10), responsible consumption and production (SDG 12), and climate action (SDG 13). Since early 2019, Brightstar joined the United Nations Global Compact (“UNGC”), which is widely recognized as the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices. Strategic Report Annual Report and Accounts 2025 Page | 21

The natural evolution of Brightstar’s sustainability strategy involved the transition from its original four sustainability pillars (valuing and protecting our people, advancing responsibility, supporting our communities, and fostering sustainable operations) to three newly identified elements: • Empowering Our People: To do the right thing and strive for excellence. Brightstar fosters a culture that values individuals. It recognizes the unique contributions and perspectives of every person and works to attract and retain the talents of tomorrow. Brightstar believes that when people thrive, innovation follows - and so does progress. • Collaborating with Partners: To build value together with customers, communities, and society. Brightstar maintains relationships that are trustworthy, ethical, and mutually beneficial. From suppliers to business partners to the communities it serves, Brightstar believes in growing together responsibly and transparently. Brightstar is also committed to contributing to a secure and positive gaming environment, where integrity is the foundation of every interaction. • Preserving the Planet: To safeguard the environment and its resources. Brightstar acts to protect the climate, preserve natural resources, and advance circularity. The Company’s responsibility to the planet is clear - and so too is the path forward. The three elements of Brightstar’s sustainability strategy are activated through spheres of impact - focused actions that ignite change. Together, these areas form a precise, purposeful, and powerful system of action. Brightstar’s six spheres of impact include: • Employee Engagement: Brightstar fosters a positive work environment by promoting welfare and wellbeing, and enhancing skills through training and development. • Human Rights: Brightstar advocates for human and labor rights, prioritizing employee health and safety, the protection of the most vulnerable groups and promoting inclusivity throughout its operations and value chain. • Responsible Gaming: Brightstar contributes to player protection by promoting positive play, raising awareness of responsible gaming tools, and securing third-party credibility through accreditation and research. • Community Engagement: Brightstar engages communities by collaborating with organizations and supporting programs that foster skill development for the future workforce. • Sustainable Procurement: Brightstar enhances sustainable procurement by selecting responsible suppliers who prioritize environmental stewardship and ethical labor practices. • Climate Action, Biodiversity, and Circularity: Brightstar enhances energy efficiency and supports the transition to renewable energy, while investing in eco- design product strategies. Brightstar promotes biodiversity and circularity by selecting environmentally conscious materials and boosting recycling, reuse, and recovery practices. Brightstar’s sustainability efforts are also routinely evaluated by ESG rating agencies. The following ESG rating scores were recorded in 2025, with some reflecting the operations as they existed prior to the completion of the sale of IGT Gaming: • Received a Management level score (B and B-), respectively for the CDP Climate Change and for the CDP Water, recognizing the Company for taking coordinated actions on such environmental topics. • Confirmed its prior year MSCI ESG rating of AAA. • Achieved a FTSE Russell 4.3 score (on a scale of 0 to 5), outperforming the companies within the same subsector of analysis, “Gambling”. • Earned the C+ level, “prime” category on the ISS- oekom ESG Corporate Rating, which assesses approximately 100 ESG-related indicators. In January 2026, Brightstar achieved a score of 56 (out of 100) from the S&P Corporate Sustainability Assessment, one of the foremost global sustainability benchmarks. Brightstar was included in the S&P Global Sustainability Yearbook 2026, featuring top-performing companies recognized for excellence in ESG criteria. Community Engagement Through a solid commitment to sustainability, Brightstar strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates. Brightstar’s Social Impact Committee oversees funding distribution, and guides Brightstar’s progress towards meeting its charitable giving goals. The Social Impact Committee, comprised of senior leaders from several departments and regions, ensures accountability, compliance and transparency within the Company’s charitable giving programs. Brightstar is determined to have a positive impact on the communities in which the Company operates through corporate and employee-driven community programs. The Global Community Giving & Engagement Policy was created to inform and educate all relevant stakeholders about Brightstar’s approach in supporting the communities where it operates through corporate and employee-driven activities and provides guidelines on community giving. Community sponsorships are managed through an online giving portal that allows any non-profit organization to request funding or sponsorship. Community requests are reviewed by the Social Impact Committee to ensure that the organization and its mission align with Brightstar’s SDGs. In 2025, the Company continued to support organizations that align with the SDGs that Brightstar focuses on. Brightstar also continued supporting the corporate-driven After School Advantage program. Through this program, Brightstar continues to support STEM-focused Strategic Report Annual Report and Accounts 2025 Page | 22

partnerships to promote technology and skill development for youth to create talent pools and support underserved communities, thereby encouraging skill development and creating a sustainable workforce for the future. The Company’s corporate-driven Community Ambassador program fosters local community efforts that align with Brightstar’s SDGs. Through the Community Ambassador program, the Company celebrates Earth Day/Month, International Women’s Day (a partnership with the office of People and Culture), Season of Giving, Global Giving Month and Literacy Awareness Month, and employees donate or volunteer to causes within their communities through these local community efforts. Brightstar continued to offer virtual volunteering with Goodera, Brightstar’s community engagement vendor that specializes in curating volunteer events across the globe, to increase employee participation when time or distance is a barrier. Brightstar also added an office-based kit packing option to the volunteer program, which allows employees to gather for one hour to build education or hygiene kits for local non-profits. The Company’s employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money. In 2025, the Company continued its employee-driven programs, which include Dollars for Doers Individual and Team Grants, Community Champions, and Day Off for Volunteerism. Responsible Gaming Being part of a community at large also means placing a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. Brightstar maintains close relationships with customers, gaming regulators and researchers to further its support of player protection. The Company also works closely with advocacy and research groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling. Brightstar’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. Brightstar ensures that employees at all levels are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. Lottery, gaming and digital products and solutions include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. Supporting this commitment to responsible gaming, Brightstar published a Responsible Gaming Policy to inform all relevant stakeholders about Brightstar’s responsible gaming initiatives and commitments. The policy establishes a governance structure for responsible gaming strategy that includes the development of topic-focused working groups that will convene as topics arise and a specific outcome is identified. The Responsible Gaming Policy also addresses employee gambling and establishes a local helpline database for employees who may have concerns about problem gambling for themselves or loved ones. In 2025, Brightstar released a refreshed global responsible gaming model that reflects the interests of stakeholders and encompasses certification framework activities. Brightstar also partnered with East Carolina University’s Gambling Research and Policy Initiative to hold the first emerging adults seminar in the United States focusing on the impact of gambling on individuals aged 18-24. Brightstar Italian operations launched their responsible gaming model and developed a responsible gaming plan for the duration of the Italian Lotto license. The Italian model builds upon the global model but accommodates unique features typical of Brightstar’s Italian B2C business. During the year, Brightstar also hosted two continuing education webinars for employees on the use of AI in responsible gaming and how the national problem gambling helpline works in the United States. Human Rights Brightstar is committed to respecting and protecting human rights, guided by the principles derived from international conventions. The Company is a member of the UNGC, which bases its human rights principles from international conventions such as the International Bill of Human Rights, the Universal Declaration of Human Rights (UDHR), and the fundamental conventions of the International Labor Organization. The 10 Principles of the UNGC reiterate the UDHR universal rights and, aligned with the UN Guiding Principles on Business and Human Rights, explain how human rights, including the right to equality and non-discrimination, can be addressed in business. Fundamental to Brightstar’s commitment to human rights protection and promotion are the following three UNGC principles: • Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights. • Principle 2: Businesses should make sure that they are not complicit in human rights abuse. • Principle 6: Businesses should uphold the elimination of discrimination in respect of employment and occupation. Principle 6 affirms that discrimination in employment and occupation includes any practice that unfairly disadvantages individuals based on characteristics unrelated to their job. Brightstar applies this principle across its operations, including its sustainable procurement practices and supplier standards. Brightstar’s Human Rights Policy Statement governs its approach to human rights and modern slavery. It affirms Strategic Report Annual Report and Accounts 2025 Page | 23

the Company’s commitment to advancing human rights within Brightstar and the communities in which it does business, particularly related to the Company’s employment practices. The Policy also reaffirms Brightstar’s commitment to prohibiting child and forced or compulsory labor, providing equal opportunities for employment, and fostering a work environment that values workplace diversity and respect for all employees. The Policy outlines the Company’s commitment to fair working conditions, including terms and conditions of employment, remuneration, working hours, health and safety, and benefits - all subject to applicable territory- specific labor law and/or collective bargaining agreements, if any. Brightstar has a zero-tolerance approach to modern slavery and will not support it anywhere in its business and supply chain. The Company is committed to acting ethically in all its business dealings, with systems designed to reduce, and possibly prevent, the risk of the Company doing business with any entity or individual that practices, tolerates, or in any way facilitates, modern slavery. Brightstar embraces inclusion and non-discrimination practices across the organization, takes actions to prevent discrimination and violations of human rights. The Company continually reviews and evolves its corporate policies and procedures to uphold fair treatment, prevent discrimination, and protect both individual and collective human rights. The Company has policies in place that prohibit discrimination and retaliation against individuals who, in good faith, bring forward claims of discrimination and of any other form of potential violations. Reports of discrimination may be made through multiple channels, including the Company’s Integrity Line or through the Legal, Compliance, or People and Culture departments. Where unions are present, Brightstar fosters a constructive and respectful relationships with their representatives and members. In certain locations, Brightstar also provides appropriate support to workers’ representatives to facilitate the development of effective collective agreements. The Company participates in collective bargaining in various countries and is committed to complying with all applicable local laws and regulations, while ensuring union representatives have the resources needed to perform their duties. In its quest to promote sustainability along the value chain, Brightstar has developed a framework to engage suppliers and help ensure that human rights principles are shared and respected beyond the Company’s operations. Brightstar’s human rights policies underpin its Supplier Code of Conduct and its Environmental, Social and Governance Supplier Qualification Questionnaire. In 2025, Brightstar continued distributing the Questionnaire to measure suppliers’ ESG performance and track their progress towards meeting the requirements of the Supplier Code of Conduct. Together with routine external audits, these measures help ensure that suppliers meet the Company’s expectations. Brightstar is committed to ensuring compliance with all applicable environmental health and safety regulations. It is the responsibility of all Brightstar employees to support safe and compliant operations across all Brightstar locations, which includes adhering to Brightstar's Environmental, Health & Safety (EHS) program and complying with all rules and regulations to ensure safety is consistently practiced in the performance of their duties. Audits to review the Company’s safety programs are conducted either through consultations or internal assessments, ranging from site walkthroughs to health surveillances. Brightstar engages employees and encourages health and safety efforts through several site-level safety committees, whose efforts include promoting awareness on topics relevant to each location, such as emergency preparedness, injury prevention programs, and hazard mitigation. Employee People & Culture People perform at their best when they feel comfortable and supported - be it in the field, at a company location, virtually, or anywhere in between. Brightstar’s Employee Impact Groups (“EIGs”) showcase what individuals can accomplish together by supporting and promoting underrepresented segments of the workforce such as veterans, people of color, women, individuals with disabilities, millennials, members of the LGBTQ+ community, individuals ages 50 and up, and all those seeking to bolster their well-being. Brightstar’s nine EIGs are employee-led, executive- sponsored communities that are open to everyone in the Company, regardless of identity or group affiliation and which foster inclusion, connection, and professional growth across the organization. They play a key part in Brightstar’s inclusion strategy, offering employees opportunities to engage with peers who share similar backgrounds or interests, while also supporting broader organizational goals and contributing to the overall corporate culture. Brightstar’s EIGs epitomize employees supporting employees to strengthen how people can come together and foster a culture centered on ideation, creation and delivery. Brightstar’s EIGs have delivered impactful initiatives in recent years which have helped drive ongoing cultural improvement. Participation continues to grow, with employees increasingly joining as members and engaging in EIG programs and initiatives across the organization. Brightstar embraces inclusion and non-discrimination practices across the organization, takes actions to prevent discrimination and violations of human rights, including the prohibition of forced labor, child labor, and violations of freedom of association within its own workforce and Strategic Report Annual Report and Accounts 2025 Page | 24

across the supply chain. The Company continually reviews and evolves corporate policies and procedures on fair treatment, non-discrimination, and the protection of individual and collective human rights to ensure the highest standards are maintained. In 2024, Brightstar launched “InclusionEDGE!”, a new Company-wide inclusion training in which three themed videos were distributed to employees each quarter. In 2025, InclusionEDGE! evolved to deliver bite-sized micro- learnings paired with live conversational sessions. These sessions explored key themes such as fostering a sense of belonging within the organization, amplifying individual voices to ensure they are heard, and understanding the link between a growth mindset and inclusive behaviors. This approach reinforced Brightstar’s commitment to creating an environment where inclusion is actionable and meaningful. Brightstar’s global policy provides that it will, to the extent reasonably possible, accommodate applicants and employees with disabilities including those who acquire temporary or long-term disabilities during their employment with Brightstar. In addition, the Company may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment. Career development and promotion opportunities for all employees are based on qualifications; employees with disabilities are not treated unfavorably. Human capital development is an important element for a successful organization, particularly in the context of digital transformation, next-generation leadership, globalization, and hybrid ways of working. The Company is committed to improving employee experience through career development initiatives, consistent internal communication, inclusive training programs, regular monitoring and feedback, competitive compensation, and support for work-life balance. Together, these practices help Brightstar foster a work environment that attracts and retains top talent and drives sustainable growth. Career development at Brightstar is a partnership between employees, their managers, and the Company. Performance and skills development are regularly monitored by means of frequent feedback from the employee’s direct manager and assessed against the results achieved. Employees have access to global development - including mentoring or job shadowing and role-specific training - and may also apply for internal roles aligned to their career aspirations. Individual Development Plans align personal growth with business objectives and help employees track agreed development actions. To support this process, Brightstar provides training sessions and resources to guide employees in planning their career growth. The Company continuously invests in training and development, promoting personalized learning paths tailored to roles, expected competencies, and the specific needs of individuals and teams as well as programs to better support the growth of its leadership pipeline, with an aim to retain top talent, enhance motivation, engagement and commitment to the Company. These initiatives reflect the commitment to continuous learning, an inclusive and unified culture, and long-term employee engagement, while ensuring alignment with strategic goals and future challenges. Training is delivered in multiple languages and is designed to be accessible to all employees, reducing the risks of exclusion or disengagement within the global workforce. Employee feedback is an integral piece of Brightstar’s development strategy. Conducting routine pulse surveys, monthly check-ins and “open house” sessions for its employees enables Brightstar to receive employee feedback, and quickly identify and address any emerging issues or concerns before they escalate. Brightstar continuously evaluates employee feedback on its programs and adjusts accordingly, which helps the Company remain responsive to its employees’ evolving needs. Brightstar takes pride in supporting and encouraging employees’ work-life balance. In doing so, the Company offers various “ways of working”. For example, depending on the role and its collaboration requirements, employees can request alternative working arrangements that span from fixed in-office, fully remote at home, or hybrid work locations combining home and assigned office location. Brightstar also offers flexible work schedules which allow employees the opportunity to meet core working hour requirements while adjusting their hours to manage personal responsibilities. Additionally, work schedules can range from part-time to full-time, in accordance with local regulations. In all countries where the Company operates, Brightstar abides by regulatory requirements regarding working hours and flexibility. The progress made in human capital development was a core factor in Brightstar’s 2025 Top Employer recertification in the U.S. and Italy, with continued recognition in 2026. Brightstar has been recognized as a Best Place to Work for Disability Inclusion, earning the prestigious Disability Equality Index award in the U.S. for three consecutive years (2023, 2024 and 2025) and in the U.K. for two consecutive years (2024 and 2025). Most importantly, these certifications recognize the employee partnership in these initiatives. The path to certification included robust surveys and interviews, through which Brightstar demonstrated a working environment where professional growth, inclusion and communication are paramount. In its quest to retain its Top Employer status - gained for four consecutive years - Brightstar remains committed to people management through diverse initiatives aimed at supporting work-life balance and fostering a sense of belonging within the corporate community. Strategic Report Annual Report and Accounts 2025 Page | 25

Strategic Report

Gender diversity data

as of 31 December 2025

	Male	Female	Total
Directors	8	4	**12**
Senior managers(1)	75	24	**99**
All employees	3,885	1,930	**5,815**

(1) Including 20 persons who were directors of subsidiaries.

Communication

The Company uses a variety of communication tools and channels to ensure information is effectively distributed to employees. These include email, internal social networking, file-sharing and instant messaging platforms, print materials and a dedicated internal website. Following the launch of the Brightstar brand, the Company introduced a new intranet - Inside Brightstar - in mid-June 2025, which had received just over one million site visits by the end of 2025.

Across all platforms, employees receive information on financial and economic developments, organizational updates, new product launches, policies and programs, as well as stories about individual accomplishments, among other topics.

In 2025, Brightstar hosted numerous companywide and business unit meetings to provide updates and to address employee questions. Topics included the Company's financial performance, talent development processes, inclusion-focused initiatives, sustainability efforts and operational highlights. These events featured leaders including but not limited to the CEO, the CFO, the Senior Vice President of People and Culture (formerly, People and Transformation), and the CEO of Global Lottery.

The CEO was a featured presenter during the Brightstar brand launch in June 2025 and led a companywide town hall in October 2025 focused on AI initiatives in business areas and corporate support functions, the Company's pure-play lottery strategy and emerging global business opportunities, followed by a Q&A session. The CFO held two global town halls during 2025, each aligned with quarterly earnings releases and featuring dedicated time for employee Q&A.

Other events were tailored to local organizations. For example, the field services organization held quarterly town halls throughout 2025 and two "Ask Me Anything" sessions were hosted in Rome for employees in Italy.

Beyond live events, employees were encouraged to submit questions through an anonymous feedback channel designed to bolster two-way communication. Additionally, the Senior Vice President of People and Culture maintained an employee advisory board to gather insights and feedback on a range of topics.

Employee Involvement in the Company's Performance

In an effort to promote employee engagement in the performance of the Company, Brightstar has offered several performance-based programs, including an equity share-award program for employees at a certain level. The award is typically conditioned on a three-year performance cycle, based on the achievement of several predetermined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability and shareholder alignment, which significantly impacts the overall performance of the Company. Brightstar also offers a short-term incentive program based on achievement of predetermined fiscal year financial results as well as individual performance against specific predetermined goals. By providing specific participant training on these programs, the Company strengthens employee understanding and engagement in the targeted business performance outcomes.

Further, Brightstar offers a comprehensive suite of reward and recognition programs designed to celebrate employee achievements, reinforce company values, and foster a culture of innovation. The Spotlight Awards Program serves as the flagship recognition platform, offering thank-you notes, peer-to-peer cash awards, and manager-driven recognition to honor meaningful contributions, with structured annual limits and clear approval guidelines. In addition to recognition, employees may be able to participate in a variety of incentive programs, depending on their specific role or level within the organization, including short-term incentive plans, patent incentive awards, and specialized incentive structures across business units such as lottery retail sales and iLottery teams. Brightstar also supports forward-looking innovation through Challenge Awards and Innovation Awards, which encourage creative problem-solving and reward ideas that deliver measurable impact to the business.

Together, these programs reinforce Brightstar's total rewards philosophy by aligning recognition and incentives with performance, innovation, and organizational success.

Climate Action, Biodiversity and Circularity

As part of the Company's approach to sustainability, Brightstar is dedicated to ensuring that its operations engage with the environment in a socially responsible manner to minimize any environmental impact. The Company's direct operations include conducting instant ticket printing in Lakeland (Florida, U.S.) and printing activities and lottery terminal assembly in Tito Scalo (Italy). Its other operational sites are offices, with main facilities located in Providence (Rhode Island, U.S.) and Rome (Italy), as well as warehouses and data centers.

The main environmental impacts linked to Brightstar's direct operations include:

- **Contribution to climate change**: Consumption of electricity and fuels to power industrial production, data

Annual Report and Accounts 2025 Page | 26

centers, data processing and storage that contribute to greenhouse gas emissions (Scope 1 and 2). • Air pollution: The use of fossil fuels in direct operations, such as paper and ink processing, results in the release of pollutant emissions, Volatile Organic Compound (VOC) and Hazardous Air Pollutants (HAP) into the atmosphere, negatively affecting air quality and human health. • Damage to ecosystems: Poor waste management from Company operations, especially when waste is sent to landfills, may cause soil and water pollution and damage ecosystems. Some of the key actions undertaken to minimize the Company’s environmental impacts are outlined herein, with additional detail provided in Brightstar’s annual Sustainability Report. In December 2021, the Company set science-based near term and net zero targets to reduce greenhouse gas emissions and received formal validation from the Science Based Targets initiative (SBTi) in August 2023. The SBTi targets are aimed at achieving near-term targets for a 50% reduction in absolute Scope 1 and 2 emissions and a 30% reduction in Scope 3 emissions by 2030, compared to 2019 levels. Additionally, the Company committed to a net-zero target by 2050, with the goal to reduce Scope 1, 2 and 3 emissions by 90%, with the remaining 10% offset through credible carbon removal solutions. Brightstar is actively working to define new science-based targets, tailored to its current organizational structure. In particular, the Company plans to update and validate its new short- and long-term SBTi targets during 2026, using 2025 as the base year, and is pursuing implementation of a structured Decarbonization Plan, which will include various initiatives across its value chain and operations. Brightstar is dedicated to enhancing its environmental performance by implementing environmental management systems certified under the ISO 14001 Standard. These systems are in place in Lakeland, which was recertified in June 2025, and in Brightstar’s main Italian sites, Tito Scalo, which includes the Italian Repair Center (IRC) and Rome. Repair depots in Barbados, Trinidad and Tobago, Slovakia, Mexico, Jamaica, Poland, Czech Republic, and the U.S. (Wixom and Lansing, Michigan) are self-certified ISO 14001 compliant. Some other U.S. locations have also achieved this self- certification in 2025, such as the lottery depots in Latham (New York), West Greenwich (Rhode Island), Wallingford (Connecticut), Madison (Wisconsin), and the Colonie (New York) facility. As such, 100% of the Company’s owned site (Tito Scalo) and two of its 16 leased locations (Rome and Lakeland) are ISO 14001 certified. In addition, its remaining 14 leased locations operate under ISO 14001 self-certification system. Since 2011, the Rome site has implemented an ISO 50001 certified Energy Management System, while the Lakeland facility commenced the certification process in 2025 with the goal of achieving it in 2026. Effective and reliable monitoring allows Brightstar to evaluate its progress in meeting its environmental commitments. Over the years, the Company has progressively enhanced its collection and monitoring of environmental data, including energy consumption and associated greenhouse gas emissions, water usage, waste generation, materials purchasing and air pollutant emissions. Such data have been regularly collected on a third-party data collection tool since 2021 and refined over the years to improve its efficiency. The Company remains firmly committed to minimizing the environmental impact of its global operations and has implemented a series of improvements across its facilities in recent years. These efforts included the replacement of outdated lighting systems with high-efficiency light-emitting diode (LED) technologies and the adoption of advanced lighting-management solutions, as in the Rome and Tito Scalo locations. Moreover, the Tres Cantos (Spain) site has been equipped with solar systems, which supplied about 29,300 kWh in 2025, covering the full energy need of the facility. Starting from 2024, other energy-efficiency measures were implemented at the Lakeland facility, where the optimization of the HVAC climate-control system allowed office temperature settings to be increased during nighttime hours and periods of non-occupancy. This adjustment reduced the load on the chilled-water plant supporting the HVAC system. Also, the replacement of equipment with energy-efficient monitors and laptops in Poland further contributed to reduced power consumption across operations. As part of its commitment to reducing reliance on fossil-based energy sources, the Company has entered into agreements with energy suppliers since 2022 to purchase electricity from renewable sources for several sites, and since then, renewed and expanded renewable-energy supply agreements for other facilities. In 2025, at the Tito Scalo, Rome and Pomezia (Italy) facilities, 100% of the electricity consumed onsite were sourced from renewable energy, while the Company has procured Guarantees of Origin to ensure that 30% of the electricity consumed at the Lakeland site is attributed to renewable-energy production. These measures directly contributed to lowering the Company’s carbon footprint, as further supported by decreased occupancy levels in several buildings as a result of remote and flexible working arrangements. The 2025 environmental performance data shows encouraging progress in several key areas. Total energy consumption decreased by about 28% year-on-year, reflecting meaningful improvements in energy efficiency. Additionally, the share of energy sourced from renewables increased by approximately 20%, confirming ongoing Strategic Report Annual Report and Accounts 2025 Page | 27

Strategic Report

efforts to decarbonize Brightstar's energy mix and reduce reliance on fossil fuels.

Nonetheless, Scope 1 and 2 emissions increased by approximately 17% in 2025 compared to 2024, a rise partly associated with increased activities. Moreover, the sale of IGT Gaming brought about some transitional complexities in data collection and methodological consistency, which may have affected year-on-year comparability. These issues were progressively stabilized in 2025, enabling more robust insights and a clearer view on performance trends.

In line with the overall increase in emissions, emission intensity (based on total Scope 1 and Scope 2 market-based emissions) rose by around 17%. While this reflects a higher carbon output per unit of economic value, it also highlights an important opportunity for the Company to further enhance efficiency and build on the progress already made in strengthening operational performance.

Energy consumption and Greenhouse gas

In accordance with the U.K. Streamlined Energy and Carbon Reporting requirements, this table provides a summary of greenhouse gas emissions and energy data for the Company.

	For the year ended December 31, 2025[(1)]				For the year ended December 31, 2024[(2)]			
Global greenhouse gas emissions and energy use data[(3)]	**U.K. and offshore**	**Global (excluding U.K. and offshore)**	**Total**	**Ratio[(8)]**	**U.K. and offshore**	**Global (excluding U.K. and offshore)**	**Total**	**Ratio[(8)]**
Combustion of fuel and operation of facilities - Scope 1 emissions (tCO2eq)[(4)(6)]	104	26,896	**27,000**	-	54	23,626	**23,680**	-
Electricity, heat, steam and cooling purchased for own use - Scope 2 emissions LB (tCO2eq)[(5)(6)]	80	20,747	**20,827**	-	125	19,202	**19,327**	-
Electricity, heat, steam and cooling purchased for own use - Scope 2 emissions MB (tCO2eq)[(5)(6)]	175	20,917	**21,092**	-	125	17,283	**17,408**	-
Total gross Scope 1 and Scope 2 emissions LB (tCO2eq)[(6)]	**184**	**47,643**	**47,827**	**0.019**	**179**	**42,828**	**43,007**	**0.017**
Total gross Scope 1 and Scope 2 emissions MB (tCO2eq)[(6)]	**279**	**47,813**	**48,092**	**0.019**	**179**	**40,909**	**41,088**	**0.016**
Energy consumption used to calculate above emissions (kWh)[(7)]	**349,658**	**113,154,034**	**113,503,693**	**-**	**583,667**	**156,390,511**	**156,974,179**	**-**

(1) The 2025 emissions data are based on best estimates as some information was not available in time for this report. Updated data, if any, will be disclosed in the Brightstar 2025 Sustainability Report.

(2) The 2024 emissions data have been revised to align with the data published in the Brightstar 2024 Sustainability Report.

(3) Scope 3 emissions, which are indirect emissions that occur in the value chain, are reported in the annual Brightstar Sustainability Report. 2025 emissions will be disclosed in the 2025 Sustainability Report, which is expected to be published in the second half of the year.

(4) Scope 1: direct emissions from activities under the Company's control, including emissions from fuel consumption (natural gas, diesel, propane and petrol consumption for generators, diesel and gasoline for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerant gas refills) * Emission Factor.

(5) Scope 2 LB (location based): electricity consumption only, from both renewable and non-renewable sources.

Ton CO2eq = kWh * Emission Factor.

Scope 2 MB (market based): this includes electricity consumption from non-renewable sources only.

Ton CO2eq = kWh of electricity consumed from non-renewable sources * Emission Factor.

(6) Data was collected from all sites that reported energy consumption, including the most energy-intensive locations. For sites where this data was not available for this report, estimates were made using the best methodologies available to ensure coverage of all Brightstar sites.

(7) Despite the reduction in overall energy consumption, greenhouse gas emissions increased due to a spike in energy sources with higher emission factors. In particular, Scope 1 emissions rose as natural gas consumption grew significantly (73%) compared to the previous year, primarily due to

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Strategic Report

availability of a broader and more accurate dataset for 2025. Moreover, liquefied petroleum gas usage increased 21% in 2025, although its contribution to total energy consumption remains relatively small.

The emissions from Scope 2 LB increased by 8%, while Scope 2 MB emissions rose by 21%. This increase in Scope 2 emissions is attributed to an 11% rise in onsite electricity consumption, and an 82% increase in electric car fleet data.

The methodology follows both voluntary and mandatory greenhouse gas reporting guidance from the Greenhouse Gas Protocol. For 2025, the source of the emission factors for calculating Scope 2 LB and Scope 2 MB has been updated to use more current databases.

For greenhouse gas emissions related to electricity using the location-based method, we have utilized emission factors issued by the state-based U.S. Green-e Residual Mix Emissions Rate Tables, the EEA (European Environment Agency) database for all country in Europe, and Terna (a large electricity transmission grid operator) emission factors for the remaining countries.

For the market-based method, we applied the emission factors issued by the state-based U.S. Green-e Residual Mix Emissions Rate Tables, and the Association of Issuing Bodies (AIB) emission factors for the remaining countries.

For fuel consumption and refrigerant gas refills, we used the emission factors from the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2025).

For data related to fuels and electricity consumption, we utilized the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2025) protocol conversion factors to obtain data expressed in kWh.

(8) The ratio is calculated by dividing total Scope 1 and Scope 2 emissions by total revenues in U.S. thousand dollars.

Climate-related Financial Disclosures

This section serves as the non-financial and sustainability information statement and sets out the Company's climate-related financial disclosures required under Section 414CB(2A) of the CA 2006.

As outlined on page 21, Brightstar is committed to sustainability and growing its business responsibly, supported by a structured governance framework that upholds high ESG standards. Recognizing that climate change represents one of the most significant threats to global health and safety, Brightstar has designated climate action (SDG 13) as a key focus area, in alignment with its business activities and overarching sustainability priorities.

The disclosures are organized around four thematic areas based on the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations:

- **Governance**: Describes the governance arrangements (Section 414CB(2A)(a));
- **Risk Management**: Describes the identification, assessment and management processes (Section 414CB(2A)(b) and (c));
- **Strategy**: Describes the impacts on the Company's business model and strategy (Section 414CB(2A)(c), (d), (e) and (f)); and
- **Metrics & Targets**: Describes the key performance indicators used in assessing and managing targets (Section 414CB(2A)(g) and (h)).

Governance


Board of Directors
Nominating and Corporate Governance Committee
Audit Committee
Sustainability Steering Committee
Global Sustainability Team
Governance Arrangements
Climate Related Risks & Opportunities
BRIGHTSTAR

The preceding diagram outlines Brightstar's governance arrangements for assessing and managing climate-related risks and opportunities.

The Board retains ultimate responsibility for the Company's ESG matters and has delegated oversight of the sustainability strategy, as well as the monitoring of related programs, to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee exercises this oversight within a governance structure that also encompasses the Sustainability Steering Committee and management. Three times a year, the chair of the Sustainability Steering Committee, supported by the Global Sustainability team, provides updates to the Nominating and Corporate Governance Committee, which in turn, periodically updates the Board on the Company's sustainability initiatives, including climate-related and broader environmental matters.

In addition to its primary responsibility for governance oversight of financial reporting and related disclosures, the Board has delegated the assessment and management of risks, including climate-related risks, to the Audit Committee. Working alongside the Nominating and Corporate Governance Committee, the Audit Committee oversees management's efforts to comply with mandatory climate-related financial disclosure requirements.

Led by the Senior Vice President of Branding, Communications & Sustainability, the Sustainability Steering Committee is supported by senior leaders and representatives from key functions (including the CFO). The Sustainability Steering Committee was established to create a unified sustainability approach across all regions and businesses and is responsible for integrating climate-related matters into the Company's strategy. It plays a crucial role in sustainability governance at Brightstar by monitoring the implementation of the Brightstar Sustainability Plan, climate-related risks and opportunities

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management included, and reviewing and approving key activities of the Decarbonization Plan. The Global Sustainability team supports Brightstar’s sustainability agenda by overseeing, coordinating, and proactively managing all related initiatives. In particular, the team is responsible for facilitating climate-related scenario analysis to assess and manage climate-related risks and opportunities, setting corporate targets, monitoring progress against them, and engaging with the value chain on climate-related matters. Risk Management The Company recognizes the importance of integrating climate-related risk and opportunity assessments into its broader strategic planning activities to strengthen transparency, accountability, and stakeholder engagement. This approach informs risk-management practices and supports decision-making as Brightstar works to develop an effective response to the complex challenges posed by climate change. The findings from these analyses support the development of the Brightstar Sustainability Plan, which includes the commitments, objectives, and actions designed to strategically and proactively address climate-related risks and opportunities. The Board recognizes that environmental risks may present material consequences for the business (as outlined below). For instance, severe and frequent weather-related events and natural disasters, including those influenced by climate change, could disrupt the Company’s operations or those of its stakeholders along the value chain. Consequently, environmental risks, together with broader ESG risks, are recognized as one of the risks within the Company’s Enterprise Risk Management (ERM) program. At present, an ESG component has not been incorporated into the risk assessment process; however, the introduction of such a component may be evaluated in the future, as the Company plans to continue assessing, from time to time, whether and how ESG considerations could be integrated into the management of risks relevant to each business area. Further details on the Company’s ERM program can be found in the “Principal Risks and Uncertainties” section of this Strategic Report on page 42. In 2023, the Global Sustainability team conducted a detailed exercise to identify and assess the nature and significance of relevant risks and opportunities associated with climate change. The methodology and the results derived from the analysis were confirmed also for 2024. The climate risks and opportunities analyses were refreshed in 2025 as a result of the sale of IGT Gaming. The team reviewed the underlying assessment, including the applicable materiality thresholds, and updated the existing list of risks and opportunities. The assessment and its results were subsequently submitted to the Sustainability Steering Committee, the Nominating and Corporate Governance Committee and the Audit Committee for their review. Climate-related physical risks assessment The climate-related physical risks assessment was based on Representative Concentration Pathways (“RCPs”) and Shared Socioeconomic Pathways (“SSPs”) climate scenarios developed by the Intergovernmental Panel on Climate Change (IPCC). These scenarios provide forward-looking projections up to the year 2100 and cover nearly all geographies. These RCPs are a set of climate scenarios used to explore potential future trajectories of greenhouse gas emissions and their impact on global climate change. They capture how emissions may evolve under different socioeconomic conditions, each corresponding to a specific concentration of greenhouse gas in the atmosphere. The SSPs complement the RCPs by describing alternative socioeconomic futures in the absence of climate policy measures. Together, these scenarios allow researchers to assess and study the potential consequences of varying emission levels and policy responses: • RCP2.6/SSP1: The “Lowest Emissions” scenario, representing a future in which strong and immediate actions limit global warming to well below 2°C above pre-industrial levels. In this scenario, greenhouse gas emissions decline steadily and become net-negative by 2100; • RCP4.5/SSP2: This scenario corresponds to a world with some climate mitigation measures implemented. It assumes moderate emissions reductions and represents a future where emissions peak around mid-century and then start to decline; and • RCP8.5/SSP5: The “High Emissions” scenario, illustrating a worst-case pathway in which greenhouse gas emissions continue rising throughout the century due to limited mitigation efforts. The physical risk assessment considered a wide range of climate-related hazards, including heatwaves, wildfires, flooding, and other extreme weather events, which may manifest with acute or chronic effects, depending on their intensity and duration. The risk evaluation comprises three components, namely hazard, exposure, and vulnerability. These express, respectively, the likelihood of the future occurrence of a natural or human-induced event; the presence of assets located in the potentially affected area; and the expected damage that might be suffered should the adverse event happen. Brightstar carried out the assessment over three different time horizons: short-term (2030), medium-term (2040) and long-term (2050). The time horizons refer to broader indicative periods rather than specific calendar years. For the purposes of this assessment, the year 2030 corresponds to the 2021-2040 timeframe; the year 2040 corresponds to the 2031-2050 timeframe; and the year 2050 corresponds to the 2041-2070 timeframe. To streamline this process, the Company assessed its exposure to physical risks on 13 strategic sites, including manufacturing facilities, warehouses, data centers and Strategic Report Annual Report and Accounts 2025 Page | 30

office locations where significant R&D activities are carried out. These sites were selected based on their relevance to the business, determined by two key factors: the strategic importance of the sites, such as the revenues generated and the potential regulatory or operational consequences of business interruptions, and their climate impact and energy consumption profiles. The financial impact assessment considered various asset-specific attributes, including primary use, geographic location, main construction materials, age and lifespan of the building, foundation type, and energy consumption. Where information was unavailable, data has been estimated. Additionally, other indicators related to the identified physical risks such as the type of hazard, severity, and duration were applied to determine potential damage percentage and estimate the resulting financial impacts. Brightstar assesses the materiality of physical climate- related risks by reference to the ERM methodology, which is determined as an estimated financial impact (i.e. financial loss) if the risk event were to occur. Climate-related transition risks and opportunities assessment The assessment of the primary climate-related transition risks and opportunities was carried out using a systematic, multi-step approach that integrated several key elements. • Value chain analysis and review of prior disclosures: The Company’s value chain and prior transition risks and opportunities disclosure were examined to understand how climate change may affect the business model and operations. This process included an evaluation of the supplier network and business relationships, with a focus on identifying and mapping critical suppliers and stakeholders. • Use of IEA and IPCC scenarios: Climate-related scenarios developed by the International Energy Agency (IEA) and the IPCC were used to assess potential future vulnerability to climate change and to explore plausible transition pathways. Both the RCP and SSP frameworks informed the qualitative assessment. For this analysis, the RCP4.5/SSP2 scenario with a 2030-time horizon was selected to provide short-term projections broadly consistent with current global conditions. Medium- and long-term horizons (2040 and 2050) were not included at this stage, as transition-related risks and opportunities depend heavily on external policy, market and technological developments, which may evolve significantly over time. Given the high uncertainty associated with these external drivers, medium and long-term assessments would not yield results sufficiently reliable or robust to inform a meaningful evaluation at this point. • Review of existing and emerging environmental regulations: The assessment included an analysis of both current and prospective regulatory developments that may influence the Company’s transition toward a low-carbon economy. Regulatory changes can significantly affect market dynamics, industry practices, and strategic planning. Anticipating such developments allows the Company to proactively adapt to an evolving regulatory landscape. • Industry and peer benchmarking: Industry reports and peer activities were reviewed to obtain insights into the competitive landscape and to enhance the understanding of potential challenges that may arise across the sector. This approach provides an overview of the climate-related transition risks and opportunities associated with the Company’s operations and supports the identification of potential impacts that climate change may have on the business as the economy progressively shifts toward lower-carbon models. Following the initial desk-based analysis, a qualitative assessment was conducted fully in line with the Company’s ERM methodology. The standard ERM scale were applied: likelihood of occurrence (1-4) and potential financial effect (1-5), to position each transitional risk and opportunity within the ERM risk matrix and classify its relevance on a five-level scale (“very low” to “very high”). In line with ERM practice, items rated from “low” to “high” were considered material for reporting purposes, while those classified as “very low” were excluded from further analysis as non-material. Strategy The assessment resulted in the identification of climate- related risks and opportunities that may affect Brightstar’s key strategic assets and operations. The findings were shared and discussed with Brightstar’s ERM team to review and validate the methodology, approach, and outcomes of the analysis. The tables below present the results of the assessments, together with the potential impacts that could economically affect the Company should such events occur. The analysis also outlines the range of initiatives that Brightstar has identified to evaluate the resilience of its business model and strategy in response to the climate-related risks and opportunities identified. In this context, the Sustainability Steering Committee is responsible for reviewing and, where considered necessary and appropriate, approving the potential actions proposed by the Global Sustainability team, while the Nominating and Corporate Governance Committee is periodically updated on the Company’s mitigation and adaptation strategies, including both decarbonization initiatives and broader resilience-related workstreams. Strategic Report Annual Report and Accounts 2025 Page | 31

Strategic Report

Climate-related physical risks

Risk: Heat waves and extremely high temperature (Type: Chronic)

The Company may face structural degradation and operational disruption due to prolonged exposure of its concrete buildings to elevated temperatures, which accelerate material fatigue and increase the likelihood of heat-induced damage. The financial exposure associated with physical asset impairment might be lower in an asset-leasing scenario than in a full-ownership scenario; however, the more significant impacts for the Company may arise from potential business interruptions and reduced operational continuity. Moreover, temperatures above 18°C significantly raise cooling demand, leading to higher energy consumption thereby higher energy costs.

All strategic sites may experience some level of exposure, but the facilities in Lakeland (Florida, U.S.), West Greenwich (Rhode Island, U.S.) and Rome (Italy) are likely to experience the greatest financial impact due to their locations in areas more prone to heat waves and other climate-related hazards, as well as their building features.

Based on the Company's ERM materiality thresholds, this risk does not appear to be material at the level of individual sites. However, when assessed at group level, its materiality changes, as shown in the "Materiality" section below.

Potential Impact	Materiality	Possible Mitigation
• Damage to asset and building materials • Increase in demand and associated costs for cooling or air conditioning services • Reduced productivity of the employees and operational interruption of the business	2030 RCP2.6/SSP1: Material RCP4.5/SSP2: Material RCP8.5/SSP5: Material 2040 RCP2.6/SSP1: Material RCP4.5/SSP2: Material RCP8.5/SSP5: Material 2050 RCP2.6/SSP1: Material RCP4.5/SSP2: Material RCP8.5/SSP5: Material	Initiatives already implemented include: • Installation of photovoltaic systems Other initiatives which may be considered include: • Installation of more efficient cooling systems • Installation of renewable energy systems • Installation of more efficient thermal insulation on assets • Creation of green spaces and cooling spaces • Educating employees about heat-related health risks and individual impacts mitigation actions

Risk: Heavy snowfalls (Type: Acute)

Heavy snowfall events, although generally expected to become less frequent in a warming climate, may still occur and create localized stress on buildings, roofs, and site infrastructure. They can cause short-term operational disruptions, particularly if access to facility is temporarily limited.

Brightstar's sites in West Greenwich (Rhode Island, U.S.) and Lansing (Michigan, U.S.) may experience some level of exposure due to their cold climates and recurrent heavy winter storms.

Based on the Company's ERM materiality thresholds, this risk does not appear to be material at the level of individual sites. However, when assessed at group level, its materiality changes, as shown in the "Materiality" section below.

Potential Impact	Materiality	Possible Mitigation
• Damage to assets and equipment • Increase in operating costs and financial expenses • Operational interruption of the business	2030 RCP2.6/SSP1: Material RCP4.5/SSP2: Material RCP8.5/SSP5: Non-material 2040 RCP2.6/SSP1: Material RCP4.5/SSP2: Material RCP8.5/SSP5: Non-material 2050 RCP2.6/SSP1: Non-material RCP4.5/SSP2: Non-material RCP8.5/SSP5: Non-material	Initiatives which may be considered include: • Development of snow removal and management plans

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Strategic Report

In addition to the risks in the preceding "Climate-related physical risks" table, the following risks were identified but were found to be non-material:

- **Wildfires**: Wildfires can cause damage to buildings and infrastructures, potentially destroying the Company's assets and equipment. Financial impacts include repair and replacement costs, higher insurance premiums, business interruptions, and investment in fire prevention measures. This risk is most relevant for facilities in regions with rising temperatures, droughts, and dry vegetation.
- **Extremely low temperatures**: Extended periods with temperatures below 17°C, although projected to become increasingly infrequent in a warming climate, may still occur and strain heating systems, potentially increasing energy use and maintenance needs, and causing short-term operational disruptions. While heating demand may increase, overall energy use may decrease due to reduced cooling needs.
- **Fluvial and pluvial floods**: Fluvial and pluvial floodings arising from intense rainfall that overwhelms drainage systems can compromise buildings, equipment, and site accessibility. Consequences include repair and replacement costs, business interruptions, and reduced productivity.
- **Severe wind events**: Strong wind gusts and tropical cyclones can cause structural damage, roof failures, power outages, and supply-chain interruptions, disrupting the Company's operations. Sites and assets located in regions prone to high intensity wind events face an increased likelihood of operational downtime and costly emergency repairs.

Climate-related transition risks

Risk: Compliance with climate-related regulations (Category: Policy & Legal)

The Company may face risk from the growing complexity and tightening of climate-related regulatory requirements across multiple jurisdictions. These rules impose extensive obligations relating to, amongst other things, emissions monitoring, sustainable product design, packaging reduction, supply chain due diligence, transparency, and climate risk disclosures. Non-compliance may lead to legal penalties, increased operational costs due to adjustments in printing processes and supply chain management, potential disruptions to international trade or access to markets, and reputational damage. Moreover, the multiplicity and divergence of standards across regions may require significant investments in data management systems, reporting capabilities, and broader sustainability initiatives to maintain compliance.

Potential Impact	Materiality	Possible Mitigation
• Increased compliance and reporting costs across jurisdictions • Capital expenditure to upgrade printing technologies and packaging to meet sustainability standards • Potential fines, penalties, or loss of licenses for non-compliance	2030 RCP4.5/SSP2: Medium	Initiatives already implemented include: • Structured compliance strategy to manage increasingly complex climate regulations • Regular materiality assessments and gap analyses • Certified management systems in place (ISO 14001 (Environmental Management), ISO 50001 (Energy Management)). For sites certified or self-certified with ISO 14001 and 50001, please refer to the "Climate Action, Biodiversity and Circularity" section on page 26 • Strengthened supply-chain due diligence through supplier code of conduct adherence and audits • Continuous assessment of new climate-related regulations and implementation of measures to address any identified compliance gaps

Risk: Investors' expectations on climate action (Category: Market)

Investors are under increasing pressure from economic institutions, regulators and legislative frameworks to demonstrate that their portfolios align with climate-transition pathways. Failure to pursue and publish credible emission-reduction targets, transition plans, or renewable-energy commitments may result in investors classifying the Company as at risk from a climate perspective.

Potential Impact	Materiality	Possible Mitigation
• Reduced access to capital (higher cost of debt; exclusion from ESG-screened portfolios) • Lower valuation due to perceived transition exposure	2030 RCP4.5/SSP2: Medium	Initiatives already implemented include: • Transparent and periodic climate reporting • Annual progress tracking and disclosure supported by ISO 14001 (Environmental Management) and ISO 50001 (Energy Management) • Investments in renewable energy • Alignment with TCFD framework • Participation in ESG assessments (e.g. CDP Climate Change) Further initiatives under development include: • Science-based targets to be validated by SBTi • Implementation of the Company's decarbonization strategy aligned with SBTs Other initiatives which may be considered include: • Increase in investments in renewable energy and energy efficient infrastructures

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Strategic Report

Climate-related transition risks (cont.)

Risk: Customers and public tenders climate-related requirements (Category: Market)

Regulators increasingly require companies to monitor and reduce emissions across their entire value chain, and these expectations are now embedded directly into public tenders and concession processes. State lottery operators - key B2B clients - as well as private customers, face their own climate obligations and can include sustainability and climate-related criteria when awarding or renewing operating concessions, supplier contracts, and technology tenders. If the Company cannot demonstrate credible emission-reduction progress, strong climate performance, or the development of low-carbon products, it may fail to meet tender and customer requirements, lose competitive advantage, or be replaced by competitors better aligned with climate-related expectations.

Potential Impact	Materiality	Possible Mitigation
• Missed revenue opportunity resulting from the failed tender • Weakened market position, compared to peers	2030 RCP4.5/SSP2: High	Initiatives already implemented include: • Tailored performances of product carbon footprint and/or life cycle assessments • Implementation of decarbonization strategies for specific products, services or concessions Further initiatives under development include: • Further implementation of eco-design solutions in the development of new products, services and concessions

Risk: Energy supply costs and volatility (Category: Market)

European climate policies (e.g. E.U. Emissions Trading System expansion, carbon taxes, renewable energy targets) are driving the phase-out of fossil-fuel power plants and accelerating renewable deployment. Short-term volatility may emerge during this transition, as current renewable technologies and available capacity cannot fully meet the Company's electricity demand. For a lottery company, printing facilities, digital servers and retail network systems consume significant electricity. As fossil-based electricity becomes more expensive and renewable supply fluctuates, energy prices are expected to rise and become difficult to predict.

Potential Impact	Materiality	Possible Mitigation
• Reduced margins on energy-intensive processes • Higher operating costs, especially for data centers	2030 RCP4.5/SSP2: Low	Initiatives already implemented include: • Implementation of certified management systems, including ISO 14001 (Environmental Management) and ISO 50001 (Energy Management) • Investments in renewable energy • Procurement of Guarantees of Origin to ensure certified renewable electricity, covering 100% of Italian sites and 30% of the Lakeland (Florida, U.S.) facility Other initiatives which may be considered include: • Further investments in renewable energy sources (e.g. Guarantees of Origins, International Renewable Energy Certificates, Power Purchase Agreements, and photovoltaic plants)

Climate-related opportunities

Opportunity: Efficient use of energy and materials (Category: Market)

Adopting more sustainable practices in managing resources, such as reducing energy use in printing operations, optimizing raw materials consumption for ticket production, and improving water efficiency, offers the Company an opportunity to reduce its environmental footprint while improving operational efficiency. Climate-transition pressures increasingly encourage companies to lower resource consumption and reduce reliance on non-renewable inputs. As these pressures intensify, efficient resource management becomes a key performance driver, helping the Company to decrease energy use and optimize material procurement, ultimately strengthening cost efficiency and operational resilience.

Actual and Potential Impact	Materiality	Possible Actions
• Reduced energy and utility costs • Lower material and waste-management expenses • Improved long-term operational efficiency	2030 RCP4.5/SSP2: Low	Initiatives already implemented include: • Improvement of energy efficiency across buildings, data centers, and IT infrastructure • Reduction in greenhouse gas emissions through efficient co-location facilities and upgraded hardware • Expansion of renewable energy use and introduction of electric and hybrid vehicles • Inclusion of eco-design principles and strengthening of circular economy practices Other initiatives which may be considered include: • Investments in possible operational efficiency leverages in manufacturing processes

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Strategic Report

Climate-related opportunities (cont.)

Opportunity: Facilitated access to sustainability-linked funding (Category: Market)

Strengthening the Company's sustainability practices and transparently communicating its performance, supported by participation in several ESG questionnaires and external sustainability assessments with a specific focus on climate-related topics (e.g. CDP assessment), creates an opportunity to access financial incentives, grants, and favorable lending conditions, driven by policy frameworks, investor priorities, and financial-sector expectations that increasingly reward companies demonstrating credible climate action and robust ESG reporting. By improving environmental performance and increasing visibility through these climate-related assessments, the Company enhances its ability to secure sustainability-linked financing, reduce borrowing costs, and benefit from tax incentives and grant schemes that support low-carbon transition.

Actual and Potential Impact	Materiality	Possible Actions
• Access to grants, subsidies, and tax incentives • Lower financing costs for capital investments • Reduced payback time for low-carbon technologies • Strengthened financial position through external support	2030 RCP4.5/SSP2: Low	Initiatives already implemented include: • Participation in leading ESG ratings and assessments to validate sustainability performance and ensure transparency • Achievement of strong ESG results across major frameworks, including favorable ratings from MSCI and S&P Global CSA • Effective management of ESG risks and opportunities through consistent, high-quality disclosure Other initiatives which may be considered include: • Further improvements in the environmental and climate performance, to boost questionnaire scores and assessments

Opportunity: Transition to renewable and low-carbon energy sources (Category: Technology)

Transitioning to renewable energy for printing facilities, data centers, and digital lottery infrastructure presents the Company with an opportunity to stabilize long-term energy costs and reduce carbon exposure, despite the necessary initial investment required. This opportunity is driven by global climate policies that favor clean energy and increasingly penalize fossil-fuel power. By adopting renewable electricity, the Company reduces its exposures to carbon taxes and fossil-fuel price fluctuations.

Actual and Potential Impact	Materiality	Possible Actions
• Reduced long-term energy costs • Lower exposure to carbon taxes and fossil-fuel price volatility • Improved operational resilience	2030 RCP4.5/SSP2: Low	Initiatives already implemented include: • Procurement of Guarantees of Origin to ensure certified renewable electricity, covering 100% of Italian sites and 30% of the Lakeland (Florida, U.S.) facility in 2025 • Investments in on-site solar energy installations, including systems in Madrid (Spain), to increase clean energy generation and resilience • Migration of the Austin (Texas, U.S.) data center to a co-location facility powered entirely by renewable energy • Reduction of reliance on non-renewable energy sources while stabilizing long-term energy costs Other initiatives which may be considered include: • Further investments in non-renewable energy sources (e.g. Guarantees of Origins, International Renewable Energy Certificates, Power Purchase Agreements, and photovoltaic plants)

Opportunity: Shift from lottery paper-based play experience to digital/online play experience (Category: Market)

The shift toward digital solutions is increasingly driven by industry's pursuit of new market opportunities and scalable revenue streams enabled by online and mobile channels. As the sector modernizes, reduced paper use, lower associated carbon emissions, and improved traceability of upstream impacts emerge as valuable added advantages. Meanwhile, stricter paper sustainability standards, rising carbon costs in paper manufacturing, and growing procurement preferences for low-carbon products further reinforce the business case for digitalization. Rapid progress in mobile lottery experiences, digital identity verification, and seamless e-payment technologies accelerate this transition, making digital channels not only more profitable but also operationally and environmentally attractive.

Actual and Potential Impact	Materiality	Possible Actions
• Lower printing, logistics, and waste-management costs • Higher margins from digital game sales • New revenue streams (e.g. mobile apps, instant digital tickets, Customer Relationship Management-driven retention) • Reduced exposure to climate-related compliance costs	2030 RCP4.5/SSP2: High	Initiatives already implemented include: • Promotion of digital and online solutions • Deployment of digital platforms, including mobile applications, web portals, and cloud-based Interactive Voice Response systems • Reduction of reliance on paper-based products Other initiatives which may be considered include: • Further promotion of digital and online solutions

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Metrics and Targets As outlined in the “Climate Action, Biodiversity and Circularity” section on page 26, Brightstar is intensifying its efforts to limit its climate change impacts based on scientific evidence by joining the SBTi and committing to reduce near- and long-term emissions across Scope 1, Scope 2 and Scope 3 categories, in line with the SBTi’s criteria. These targets, validated in 2023 by the SBTi, enable Brightstar to address climate risks, mitigate potential climate impacts such as costs related to carbon pricing, and capitalize transition-related climate opportunities. Brightstar is actively working to define new science-based targets, tailored to its current organizational structure. In particular, the Company plans to update and validate its new short- and long-term SBTi targets during 2026, using 2025 as the base year. Brightstar’s Decarbonization Plan will be revised accordingly to integrate initiatives useful to achieve the updated SBTi targets. Moreover, the Company may also consider establishing additional targets and key performance indicators not linked to the SBTi commitment to proactively manage climate-related risks and seize climate-related opportunities. Brightstar evaluates and reports its greenhouse gas emission inventory annually across all Scope 1, Scope 2 and Scope 3 categories. The quantification of greenhouse gas emissions serves as key performance indicators to track progress towards achieving the SBTi targets. This process also allows the Company to fully understand the extent of its carbon footprint and improves its ability to provide comprehensive disclosure to its stakeholders. For information on Brightstar’s greenhouse gas Scope 1 and Scope 2 emissions data, as well as the assumptions and methodology used in the calculation, please refer to the “Climate Action, Biodiversity and Circularity” section on page 26. Scope 3 emissions, disclosed in Brightstar’s annual Sustainability Report, were calculated according to the Greenhouse Gas Protocol methodology primarily using the emission factors from Ecoinvent, the U.K. Department for Environment, Food & Rural Affairs (DEFRA). The following categories were included in the Scope 3 emissions calculations: Purchased Goods and Services; Capital Goods; Fuel and Energy Related Activities; Upstream Transportation and Distribution; Waste Generated in Operations; Business Travel; Employee Commuting; Upstream Leased Assets; Downstream Transportation and Distribution; Use of Products Sold; End-of-Life Treatment of Products Sold; Downstream Leased Assets; and Investments. Strategic Report Annual Report and Accounts 2025 Page | 36

Section 172(1) Statement Under Section 172(1) of the CA 2006, directors must act in a way that they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, considering (a) the likely consequences of any decision in the long-term; (b) the interests of the company’s employees; (c) the need to foster the company’s business relationships with suppliers, customers and others; (d) the impact of the company's operations on the community and the environment; (e) the desirability of the company maintaining a reputation for high standards of business conduct; and (f) the need to act fairly as between members of the company. With these considerations in mind, including feedback from key stakeholder engagement, the Board and its Committees reviewed matters throughout the year, fulfilling their responsibility for setting and overseeing the implementation of the Company’s strategy for long-term success. They received and discussed reports and updates from management relating to operations across Brightstar within their respective remits, facilitated by the collaboration of the Chairs of the Board and its Committees with the Corporate Secretary team and senior executives to ensure the provision of timely, accurate and clear information to the Directors in the interest of productive discussions and informed decision-making. To this aim, the Chair of each Committee ensured the full alignment of all Directors by regularly reporting to the Board on the key discussions and recommendations at Committee level. Our stakeholders This section outlines the Company’s key stakeholders, major initiatives and management’s commitment to maintain two- way communication and strengthen relations, including through Directors’ participation in stakeholder engagement events to support their understanding of the main issues and challenges for the Company. Regulators Brightstar’s activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary across jurisdictions. We continue to build on our well-established local presence and relationships with regulators in the jurisdictions where Brightstar operates around the world. Engagement • Cooperation with regulators to maintain, renew and expand, as appropriate, our global regulatory licensing portfolio, including by means of personal interviews, corporate visits and routine investigations. • Periodic meetings with various representatives of regulators and institutions at local and global levels to actively provide updates on the development of the Company’s operations and to demonstrate integrity, knowledge and expertise in the conduct of the business. • Various meetings with regulators and other authorities to discuss technical or regulatory issues related to the required approvals in connection with the Transaction. Impact • Ensures that the Company understands, and is organized and managed to meet its evolving regulatory obligations. • Allows the Company to remain up-to-date on political and regulatory trends in the jurisdictions where it does business. • Enables the Company to introduce technological and product enhancements and innovations in compliance with regulatory requirements in force in various jurisdictions. • Helps improve institutional relationships and reinforces the perception of the Company as a reliable partner. Regulatory feedback shaped discussions and guided decisions on strategic planning, proactive compliance and regulatory risk management, operational strategies across markets, and resource allocation to support sustainable growth in line with evolving requirements, amongst others. Shareholders / Investors Our retail and institutional shareholders are the owners of the Company, and we aim to ensure they can closely follow the performance of the Company through our continuing and periodic reporting. We maintain regular and proactive dialogue with our long-standing shareholders, actual and potential new investors, proxy advisors, rating agencies and analysts, including on announced strategic initiatives, changes or achievements. Engagement • Conferences and meetings, including equity and leveraged finance conferences to provide opportunity for analysts, credit rating agencies and actual or potential investors to directly interact with management. • In-person and virtual non-deal roadshows, in addition to ad-hoc, one-on-one meetings with selected members of the investment community • Engagement with proxy advisory firms and corporate governance, compensation and ESG advisors for insights on market trends and best practices. • Targeted investor outreach with investors, analysts, and credit rating agencies related to the closing of the IGT Gaming sale and securing the new Italian Lotto license. Strategic Report Annual Report and Accounts 2025 Page | 37

• Redesigned the investor relations website to facilitate investor understanding of the Company’s redefined strategy and operational scope as a pure-play lottery business. Impact • Facilitates open dialogue between the Company and its shareholders. • Allows communication and illustration of key developments and significant events to investors. • Helps management and the Board understand shareholder and investor sentiment or reaction, particularly on strategic matters. • Supports Brightstar’s stock market performance. • Attracts new capital investments to support the Company’s business needs. • Keeps the Company’s organizational design and processes aligned with evolving general practices and trends. • Broadens the universe of potential investor interest given the Company’s redefined operational scope as a pure-play lottery business. Shareholder/investor feedback shaped discussions and guided decisions on strategic and business planning, capital allocation, capital structure and financing strategies, governance practices, and performance and sustainability reporting, amongst others. Employees Employees are key contributors to business success and Brightstar promotes their wellbeing while listening to, respecting and valuing their ideas, suggestions and expectations to more effectively deal with the challenges posed in today’s market. As such, Brightstar has evolved our inclusion efforts into putting greater emphasis on creating an environment of belonging, where everyone can be heard, seen and valued for their contributions to such an environment. Recognizing that an employee’s identity shapes their conduct at work, we continuously strive to create a culture of inclusion where everyone can bring their true, authentic selves to work and thrive. Engagement • Employee events, including town halls, leadership forums, webinars, lunches and volunteer opportunities run by local Brightstar leadership councils and organizational leaders to ensure employees are knowledgeable about the Company’s business development, strategy and performance; some of these events were also attended by Directors. • Employee communication, including the distribution of weekly newsletter highlighting stories from the business and individuals, to ensure employees are more knowledgeable about each other and the Company. Brightstar’s weekly, companywide newsletter is now entering its seventh year. • Brightstar’s “listening strategy” which encompassed three engagement surveys, along with a hiring manager/candidate/on-boarding/exiting employee survey tool, as well as an anonymous feedback tool available to employees on the intranet 24/7, to gather constant feedback from employees on where the Company did well and where it needs to do more. • Employee training webinars covering topics such as goal setting, performance feedback, career and professional development conversations, to create and cultivate a digital mindset. • Brightstar’s employee recognition program, Spotlight, that encourages employees to connect and recognize one another through both simple “thank-you” messages and monetary awards. In 2025, employees leveraged Spotlight over four thousand times to recognize their peers. • Specific initiatives to further embed inclusion within the business, such as “The Power of We” podcast, Courageous Conversations (curated, facilitated inclusion learning forums), Change Chats, Spotlight (employee inclusion storytelling format) and sessions planned by our Employee Impact Groups, many of which provided learning and professional development opportunities and community building across a range of employee demographics. • The Employee Advisory Committee, comprised of a diverse group of employees worldwide, advised the Senior Vice President of People and Culture function on a variety of topics. • Launched the Brightstar brand with a global employee ambassador program, engaging more than 80 ambassadors across 15 countries. Impact • Allows communication of key business developments and performance results and goals across the organization. • Allows management to receive and consider employee views on key issues (such as relating to the Transaction) and to provide feedback to the Compensation Committee and/or the Board on human capital management matters such as employee engagement and employee inclusion. • Helps inform future decisions impacting employees. • Boosts employee motivation, enhances loyalty and reinforces the sense of belonging to the Company. Feedback from employee engagement shaped discussions and guided decisions on talent management and succession strategies, business transformation, organizational culture, compensation and benefits frameworks, and initiatives that support long-term talent acquisition and retention, amongst others. See section headed “Employee - Communication” on page 26 and “Employee - Employee Involvement in the Company’s Performance” on page 26 for further discussions on these topics. Strategic Report Annual Report and Accounts 2025 Page | 38

Players and Customers Brightstar works closely with its customers to help them attract and retain new and existing players and conducts extensive research on new and existing products and solutions to understand player behavior and ensure optimal player experiences in a safe and protected environment. Engagement • A variety of customer and industry events, trade shows such as the European Lotteries (EL) Industry Days & Trade Show, National Association of State and Provincial Lotteries (NASPL) Trade Show - also attended by our CEO, Asia Pacific Lottery Association (APLA) Seminar in the Philippines and Congreso de CIBELAE in Paraguay. • Lottery industry association conferences, seminars, dialogues (e.g. PGRI Lottery Smart-Tech Conference, CIBELAE Social Responsibility Seminar, and APLA Summit) and panel discussions with other industry thought leaders (e.g. PGRI Retail Modernization, PGRI Lottery Expo, Women Initiative in Lottery Leadership (WILL) and La Fleurs). • Numerous customer forums throughout the world, in- venue product launch activations, innovation seminars, retail webinars, workshops and training. • Contact centers and feedback from customers through satisfaction surveys, scorecards, trade marketing surveys on new products and services, survey research and in person customer reviews. • Collaboration with and supporting a wide variety of stakeholders, including problem gambling researchers such as the International Center on Responsible Gaming (ICRG), organizations dedicated to promoting awareness, and policy makers with the goal of supporting responsible gaming. • Conducted over 300 market research projects, including game research, tracking studies, drivers and barriers of play studies, lottery retail studies, products and services evaluations, consumer and technology trend studies, and customer satisfaction studies involving customers, players and retailers spread across 665 cities in the U.S., and 179 markets internationally. • Leveraged upgraded Player Experience Laboratory in Providence (Rhode Island, U.S.) to deliver elevated product demonstrations (six live, two hybrid and one virtual), enabling the Company to provide an engaging virtual and live customer experience. Impact • Allows sharing of experiences, best practices and other retailer insights from Brightstar leadership’s standpoint. • Helps understand challenges and opportunities facing the lottery industry and stay enlightened on public policy issues. • Serves as a platform to gain better understanding of customers’ ever-changing needs and how well the Company is meeting customer needs. • Opportunity to provide incremental brand awareness. • Opportunity to build relationship and network, reinforce Brightstar’s position in the gaming industry, and to attract and win customers. Feedback from engagement with players and customers shaped discussions and guided decisions on product innovation roadmaps, digital transformation, and responsible gaming initiatives, amongst others. Suppliers Suppliers play a key role in Brightstar’s ability to meet its customers’ requirements. We work with suppliers that can ensure high quality products and services and meet high economic, ethical, and socio-environmental standards. Engagement • Regular meetings with existing and prospective suppliers. • Periodic visits to and inspections on strategic suppliers to review commercial and quality issues, and other business-related topics; periodic business and quality due diligence reviews on direct material suppliers. • Feedback from our top direct material, consumable and indirect suppliers on sustainability topics through the annual ESG supplier questionnaire. • Engagement with key suppliers with respect to Brightstar’s Decarbonization Plan through the ESG supplier questionnaire. • Continue to undertake due diligence measures and to disclose core information on the source and chain of custody of conflict minerals contained in the Company’s machine products. Impact • Helps understand supplier challenges and favors closer collaboration with the Company to resolve them. • Provides suppliers with feedback to help Brightstar meet its customers’ expectations for quality, cost and timely delivery of its products and services. • Allows integration of sustainability along the entire value chain and improves sustainability impact in the Company’s daily operations. • Provides insights into suppliers’ sustainability performance and areas for improvement. Supplier engagement shaped discussions and guided decisions on supply chain strategies and practices, risk management, regulatory compliance, and the Company's broader environmental and social commitments, amongst others. Strategic Report Annual Report and Accounts 2025 Page | 39

Community We are committed to community involvement through dedicated corporate and employee-driven programs that enrich and strengthen the communities in the areas where we operate, while at the same time supporting Brightstar’s sustainability goals. Engagement • Active engagement and partnership with organizations that align with the Company’s core values and its adopted Sustainable Development Goals, as well as the needs of the communities in which it operates. Employees have opportunity to give back to their local communities, such as the American Heart Association, Higher Ground International, Crossroads, Team FAME, Hasbro Children’s Hospital, The Tomorrow Fund, Toys for Tots and Rhode Island Community Food Bank, and for Italian employees, Associazione per la Solidarietà e lo Sviluppo, Associazione Sulla Strada Odv. • Various local community engagement events and initiatives to support Global Campaigns, such as Earth Month, Global Giving Month, Literacy Awareness Month, and Season of Giving. Efforts included an environmental guest speaker, volunteer events, book collections in the U.S. and Italy, and holiday donations of toys, food and essential household items. The Italian operations’ Holiday Market featured organizations such as CasAmica, AISM, Fondazione Fibrosi Cistica, Komen Italia, Il Tetto, Comunità di Sant’Egidio, Fondazione ELIS, and Telethon. • Regular engagement with local community After School Advantage programs to expand digital literacy and technology learning opportunities to local youth. Impact • Allows the Company to create and maintain ties with local communities that may reinforce its reputation and instill a sense of proximity and engagement on common good initiatives. • Allows employees to participate in and experience the positive effect the Company has on their local communities. • Fosters initiatives to align with the United Nations’ Sustainable Development Goals adopted by the Company. Community engagement shaped discussions and guided decisions on corporate social responsibility priorities, resource allocation, the Company’s sustainability strategy, and specific initiatives designed to advance long-term community wellbeing, amongst others. See “Community Engagement” on page 22 for community activities carried out by the Company. Key Decisions Set out below are examples of key decisions taken in 2025 with due consideration of the interests of the Company’s key stakeholders. Complete IGT Gaming disposal On July 1, 2025, the Company completed the sale of IGT Gaming to a holding company owned by Apollo Funds. Following closing, the Company became a premier pure- play global lottery company, with a more focused, compelling business model and an optimized capital structure to drive long-term shareholder value. Since the transaction’s announcement in July 2024, the Directors received regular updates on the progress through to completion. In their ongoing oversight, they remained focused on safeguarding stakeholder interests and received regular updates on regulatory approvals, operational separation planning, integration planning, employee transition, compensation and benefit arrangements, and the continuity of relationships and engagement with regulators, business partners, customers and suppliers. This approach ensured that the completion of the Transaction was conducted responsibly and in a manner consistent with the Company’s commitment to delivering sustainable, long-term shareholder value. $1.1 billion capital return to shareholders The Company received approximately $4 billion of net cash proceeds following completion of the Transaction. In determining their allocation, the Directors considered the interests of key stakeholders and implemented a balanced approach to deliver immediate shareholder returns while promoting long-term value creation and the ongoing sustainability of the Company’s value creation trajectory. In this regard, a portion of the proceeds, $2 billion, was applied to reduce indebtedness, strengthening the Company’s financial resilience and maintaining investor confidence. The Board also approved a special cash dividend of $3.00 per ordinary share, and authorized a new $500 million, two-year share repurchase program (pursuant to which approximately $271 million was returned through share repurchases in 2025), reflecting its commitment to returning value to shareholders. Further allocations were made for general corporate purposes, including partially funding the Italian Lotto license payments, supporting operational continuity and compliance, benefiting employees and enabling strategic investment and growth. Strategic Report Annual Report and Accounts 2025 Page | 40

Italian Lotto license In 2025, the Company-led consortium secured the Italian Lotto license until November 2034 through a competitive bidding process. The consortium’s bid was comprised of a €2,230 million upfront license fee payable in three installments and the agreement to operate the Italian Lotto for the next nine years was signed in November 2025. The Italian Lotto concession is strategically important to Brightstar, and the Company and its predecessor companies have successfully managed it for over 30 years through constant innovation, including cutting-edge technology. The Board determined that retaining the Lotto concession provides substantial opportunities for sustainable growth, including expansion of iLottery sales and into the Italian B2C iCasino, sports betting, and other digital gaming markets leveraging the Lotto’s vast loyal player base. Beyond revenue potential, the Board also recognized broader stakeholder benefits such as ensuring employment continuity and development, including through talent promotion and succession planning, as well as supporting innovation, sustaining market confidence, maintaining regulatory compliance and oversight relationships, and preserving the Company’s established reputation, while protecting long-term value for shareholders and ensuring that stakeholders benefit from both growth prospects and operational stability. Financing The Board approved new term loan facilities totaling $1 billion which closed in March 2025. The first €500 million tranche was used to repay borrowings under the Company’s revolving credit facilities, while the second €500 million tranche supported the Italian Lotto license. Later in the year, the Board approved a benchmark offering of senior secured notes. In December 2025, $750 million 5.75% senior secured notes due 2033 were successfully priced for issuance by the Parent and a wholly-owned subsidiary of Brightstar. Proceeds of the offering were used to, amongst other things, redeem Brightstar’s 6.25% senior secured notes due January 2027 and pay certain debt issuance costs incurred in connection with the offering. The transaction represents a follow-up to the capital structure initiatives executed over the last few years to bolster Brightstar’s credit profile, taking advantage of better market conditions from time to time. The decisions not only extended the average life of the Company’s debt instruments and improved the outlook for Brightstar’s capital structure and liquidity position, but also enabled Brightstar to support and preserve its operations, protect the long-term value of the business and further strengthen the Company’s financial resilience, whilst strengthening relationships with investors and lenders through proactive liability management. The Board had regard to the interests of employees, customers, and suppliers, understanding that a robust capital structure and improved credit profile enhance the perception of the Company’s ability to honor commitments, maintain operations, and invest in the business continuity and innovation that these stakeholders rely upon. Strategic Report Annual Report and Accounts 2025 Page | 41

Principal Risks and Uncertainties The Company is exposed to a range of risks and uncertainties that may affect the achievement of its strategic objectives. These risks may arise from internal factors (such as strategic decisions) or external factors (such as macroeconomic, regulatory or market developments). While it is not possible to identify or anticipate every potential risk due to the changing business environment, the Company maintains an Enterprise Risk Management (ERM) program designed to identify, assess, manage, report and monitor enterprise risks that pose the greatest threat to the Company’s strategic goals. The ERM program also monitors a wide array of news and information sources and works with leading external risk research and advisory firms, in collaboration with participants across various industries, to track the evolving risk landscape and identify new risks. The Company maintains the following ERM model to support effective risk governance and embed sound risk management practices across the organization. Key risks are generally assessed on a residual basis (i.e. the actual risk that remains after considering and assessing the effectiveness of controls). The assessment methodology considers risk likelihood and potential financial, regulatory and reputational impacts, as well as implications for the Company’s strategic objectives and operational performance. In addition, the assessment considers whether risks have one or more environmental, social and/or governance dimensions and includes an evaluation of the design and operating effectiveness of related controls. The Company’s ERM mission is to provide the Board and its Audit Committee and the senior leadership team with actionable insights and intelligence to support confident and risk-informed decision-making. The results of risk and control self-assessments for selected risks in Company’s risk register are reported to the Audit Committee regularly. Strategic Report Annual Report and Accounts 2025 Page | 42

Brightstar’s risk categorization Strategic Risks arising from the fundamental business decisions that senior management makes concerning Brightstar’s strategy and objectives and can also relate to management’s ability to anticipate and react to changing economic, operating, environmental, or other external conditions. Operational Risks arising out of Brightstar’s daily tactical business activities and are the result of inadequate or failed internal processes and systems, human error and misconduct, or external events (e.g., natural disaster). Operational risks exclude those specific to Technology and Information Security Risks. Government, Regulatory and Legal Risks as a result of intentional or inadvertent violations of, or noncompliance with, applicable laws, regulations, codes of conduct, or organizational and/or ethical standards of practice by the actions or inactions of employees, suppliers, third parties, etc. Technology and Information Security Brightstar’s exposure to harm or loss resulting from breach of, or attacks on, Brightstar’s information systems, or the risk of possible loss or harm related to the breach or inadequate management of technology infrastructure, or the unauthorized use of technology within Brightstar resulting in theft or loss of information to Brightstar’s strategy, businesses, products, customers, or employees. Financial Risks relating to Brightstar’s ability to acquire, manage and deploy its financial resources and prudently manage the financial risks associated with it. During the reporting period, the Company completed the disposal of IGT Gaming, which marked a significant milestone in the Company’s business structure and strategic direction. In response to this change, the Company initiated a refresh of its enterprise risk assessment to ensure continued alignment with its current operations and strategic priorities. The key risks disclosed in this report reflect the enterprise key risk profile of the Company as a pure-play organization. The Company remains committed to maintaining robust risk oversight and continues to actively monitor and manage its risks through its ERM program, which remains fully embedded across the organization. Strategic Talent & People Strategy Description The Company’s ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a workforce with a wide range of backgrounds, attributes, viewpoints and experiences, is directly linked to the Company’s continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. Impact The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company’s ability to develop successful products and could cause delays in getting new products to the market, which could in turn adversely affect the Company's results of operations and prospects. Mitigation • We develop and update succession plans for key roles. • We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. • We invest in training and career development opportunities for our people to support them in their careers. Increased Competition Description The industry in which the Company operates is dynamic and evolving, with new and emerging products, services, technologies, innovations, participants, and competitors. The Company’s future success will depend, in part, on its ability to successfully navigate and lead in this changing competitive landscape in order to maintain or increase its market share, attract new customers and players and retain existing ones, and develop innovative services, products, and distribution methods/systems. Impact Increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position. Mitigation • We devote significant time and resources to researching and developing innovative services, products, and distribution methods/ systems. Strategic Report Annual Report and Accounts 2025 Page | 43

AI & New Technology Adoption Strategy Description Failure to develop and implement an effective strategy for the adoption of new technologies such as AI, Machine Learning, Blockchain, Quantum Computing, etc. could put the organization at a competitive disadvantage. This includes risks of operational inefficiencies, missed opportunities for innovation and inability to meet evolving customer expectations. Impact Falling behind on innovation may decrease competitiveness of our products and services, and may impact the Company’s market share, results and financial position. Mitigation • We have implemented a comprehensive governance structure to drive adoption of new technologies across our products and services, including strategic vision, goal setting, tracking of progress, incentive system, and training and change management programs. Growth Strategy Execution Description Brightstar may fail to execute its business plan and strategic initiatives effectively, resulting in an inability to achieve the financial and operational targets disclosed to the market. This could lead to loss of investor confidence, reputational damage, and adverse financial performance. Impact Inability to deliver on our business plan may result in degrading financial results. Mitigation • We have put in place extensive mitigation tools including ongoing strategic and scenario planning, regular oversight by management and the Board, strict performance monitoring, and continuous monitoring of external trends and competitor actions. Operational Contract Manufacturing and Supply Chain Management Description The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals from outside sources. The Company then outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. Impact The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules. Mitigation • We put in place multiple mitigation strategies to reduce the impact of supply chain and parts shortages, including adjusting delivery and production schedules and diversification of our vendor base. • We continue to monitor the extent of the supply chain and parts shortages and its impact on the Company’s operations. Product-related Risks (product integrity and security, flaws, and unauthorized use) Description The real and perceived integrity and security, quality, and proper use of the Company’s products and systems are critical to its ability to attract customers and players. Impact The Company could be negatively impacted if there is a real, perceived, or alleged lack of integrity or security of its products or systems, or there are other product flaws or defects, or if the Company’s products, games and/or systems are used or accessed in a way that the Company does not authorize or intend. Mitigation • We devote significant time and resources to researching and developing quality products that meet exacting specifications and expectations around integrity. • There are robust quality assurance and product approval processes. Technology and Information Security External Cyberattacks Description Cyberattacks on businesses, including those targeting the lottery industry, are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. The Company has identified, reported, and managed cybersecurity incidents in the past, including the incident disclosed by the Company in November 2024, and may not be able to prevent or detect every cyberattack or incident or reduce the negative effects they may cause. Impact Theft, security breaches, or unauthorized access of a Company system may expose the Company to a risk of loss of, or improper use and disclosure of, confidential business and personal information, which may result in significant litigation expenses, liability exposure, reputational harm, and loss of consumer confidence in the integrity and security of the Company’s products and systems. Cyberattacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects. Mitigation • We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyberattacks. • We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyberattacks. Strategic Report Annual Report and Accounts 2025 Page | 44

The Company also faces other risks and uncertainties in its operations. For example: • The Company has a concentrated customer base, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue. • The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts with its customers. • The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. • Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown, rising interest rates and/or inflation, may adversely affect the demand for lottery and overall economic trends specific to the lottery industry and the Company’s business. • The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. • The Company’s use of artificial intelligence, machine learning, data science, and similar technologies could result in reputational harm, competitive harm, legal liability, and adverse effects on results of operations. • If the Company is unable to protect its intellectual property, unable to prevent its unauthorized use by third parties, or unable to license intellectual property from third parties, its ability to compete in the lottery market may be harmed. • The Company’s inability to successfully complete, integrate acquisitions or leverage strategic alliances could limit its future growth or otherwise be disruptive to its ongoing business, and the Company’s inability to manage risks that it encounters in divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows. • The Company’s results of operations, cash flows and financial condition could be affected by public health issues, geopolitical and regulatory instability and other potentially disruptive events in the locations where the Company’s customers, suppliers or regulators operate. • The Company faces risks related to the extensive and complex governmental regulation applicable to its operations. • Changes to trade regulation, quotas, duties or tariffs may materially adversely affect customer demand for the Company’s services and products. • Failure to comply with data privacy laws could result in significant penalties, and the Company is exposed to significant risks in relation to compliance with anti- corruption laws and regulations and economic sanction programs. • Negative perceptions and publicity surrounding the lottery industry, such as problem gambling and failure to address responsible gaming concerns adequately, could lead to increased regulation. • Changes to U.S. and foreign tax laws could adversely affect the Company. • The Company is subject to physical risks relating to climate change and transitional risks relating to governmental and societal responses to climate change. • The concentrated voting power held by De Agostini, and the Parent’s loyalty voting structure, may limit other shareholders’ ability to influence corporate decisions. • Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares, and operate its business. • Any impairment of goodwill or intangible assets determined would negatively affect the Company’s results of operations. • Fluctuations in foreign currency exchange rates affect our reported operating results in U.S. dollar terms and may also impact our ability to accurately predict our future results. • The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. The Strategic Report was approved by the Board on March 5, 2026 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 11, 2026 Strategic Report Annual Report and Accounts 2025 Page | 45

Directors' Report

This Directors' Report has been prepared in accordance with requirements of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, that apply to the Company.

Governance

Our Board of Directors

The Directors are responsible for the management of the Company's business, and are vested with the widest authorities to act on its behalf.

The Directors for the financial year ended December 31, 2025 were Marco Sala (Executive Chair), James McCann (Vice Chair and Lead Independent Director), Vincent Sadusky (CEO), Massimiliano Chiara (CFO), Alberto Dessy, Enrico Drago, Ashley M. Hunter, Heather McGregor, Lorenzo Pellicioli, Maria Pinelli, Samantha Ravich and Gianmario Tondato Da Ruos.

Each of these Directors continues to hold their position on the Board. Of them, seven are independent Directors and five non-independent Directors - Marco Sala, Vincent Sadusky, Massimiliano Chiara, Lorenzo Pellicioli and Enrico Drago. Enrico Drago is the Executive Chair of the board of directors of De Agostini, the Company's controlling shareholder.

Subsequent to the end of the financial year, and effective February 19, 2026, Maria Angela Zappia was appointed to the Board as an independent non-executive director and as a member of the Nominating and Corporate Governance Committee. Her appointment to the Nominating and Corporate Governance Committee succeeds the Committee membership previously held by Samantha Ravich, who has been appointed to the Audit Committee. In addition, Massimiliano Chiara has indicated that he does not intend to stand for re-election at the Company's 2026 AGM.


Role
Executive
Non-executive
3; 23.1%
10; 76.9%
Independence
Independent
Non-independent
8; 61.5%
5; 38.5%
Tenure
0 to <5 years
5 years and above
4; 30.8%
9; 69.2%
Gender Diversity
Female representation
5; 38.5%
Ethnic Diversity
Ethnically diverse
1; 8.3%

Skills and Experience as reported by the Directors	International experience	Other public company experience	Accounting / Financial reporting	Legal / Regulatory / Risk	Customer / Retail	Digital / Technology	Institutional	Environmental, social and governance
Massimiliano Chiara	●	●	●	●	●			●
Alberto Dessy	●	●	●					●
Enrico Drago	●				●	●		
Ashley M. Hunter	●			●		●		●
James McCann	●	●			●	●		●
Heather McGregor	●	●	●	●			●	
Lorenzo Pellicioli	●		●	●			●	●
Maria Pinelli	●	●	●	●	●	●		●
Samantha Ravich*	●			●		●		●
Vincent Sadusky	●	●	●	●		●		
Marco Sala	●	●			●		●	●
Gianmario Tondato Da Ruos	●	●	●		●			●
Maria Angela Zappia	●	●		●			●	●

** Cybersecurity expert*

Annual Report and Accounts 2025 Page | 46

[A] Audit Committee [C] Compensation Committee [N] Nominating and Corporate Governance Committee Marco Sala Executive Chair; Executive Director Age 66 Appointed to the Board April 2015 Professional Experience • Notable Roles ◦ Executive Chair of the Board since January 2022 ◦ CEO of De Agostini S.p.A., from June 2022 to June 2025 ◦ Chairman and CEO of DeA Capital S.p.A. from April 2022 and April 2023, respectively, to June 2025 ◦ Director of B&D Holding S.p.A. from December 2024 until June 2025 ◦ Previously served as CEO of the Company from April 2015 to January 2022 ◦ Previously served as director of Opap from 2003 to June 2019 • 40 total years of professional experience Education and Professional Credentials • Bocconi University, Milan, Italy ◦ Bachelor of Science, Major in Business and Economics James F. McCann Vice Chair and Lead Independent Director Age 74 Appointed to the Board April 2015 Committee membership [N]-Chair Professional Experience • Notable Roles ◦ Chairman of 1-800-Flowers.com, Inc. (CEO until May 2025) ◦ Chairman of Smile Farms Inc., a 501c3 not-for- profit organization ◦ Chairman of Worth Media Group, a publishing and event company ◦ Previously served as Director of Amyris Inc. from 2019 to April 2024 ◦ Previously served as Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce, from 2020 to 2022 ◦ Previously served as Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019, as well as Chairman of the Nominating and Governance Committee until his retirement in May 2019 • 54 total years of professional experience Education and Professional Credentials • John Jay College, New York City, New York ◦ Bachelor of Arts, Psychology Massimiliano (Max) Chiara Chief Financial Officer; Executive Director Age 57 Appointed to the Board April 2020 Professional Experience • Notable Roles ◦ Executive Vice President, Chief Financial Officer and Executive Director since April 2020 ◦ Previously served as Chief Financial Officer of CNH Industrial from September 2013 to April 2020, where he was also named Chief Sustainability Officer in 2016 and Head of Mergers & Acquisitions in 2017 • 33 total years of professional experience Education and Professional Credentials • Bocconi University, Milan, Italy ◦ CEMS Master’s Degree in International Management, with Universität zu Koln in Cologne, Germany as host school ◦ Bachelor of Science, Major in Business Administration cum laude • Directorship Certified by the National Association of Corporate Directors Other Max Chiara has informed the Company of his intention to step down from the Board at the end of his current term and not stand for re-election at the 2026 AGM. Alberto Dessy Independent Non-Executive Director Age 73 Appointed to the Board April 2015 Committee membership [A] [C] Professional Experience • Notable Roles ◦ Appointed Senior Professor at the SDA Bocconi School of Management of the Bocconi University in Milan, Italy upon his retirement in 2023 ◦ Faculty member since 1979, where he served as Director of Corporate Division, as Associate Dean for Corporate Development, and as a member of the Distinguished Faculty during his tenure • 47 total years of professional experience Education and Professional Credentials • Bocconi University, Milan, Italy ◦ Bachelor of Science, Economic Sciences Directors’ Report Annual Report and Accounts 2025 Page | 47

Enrico Drago Non-Executive Director Age 48 Appointed to the Board April 2024 Professional Experience • Notable Roles ◦ Executive Chairman of De Agostini S.p.A. since June 2025 ◦ Chairman of DeA Capital S.p.A. since July 2025 ◦ Vice Chairman of De Agostini S.p.A. from June 2021 to June 2025 ◦ Previously served as Chief Executive Officer of the Company’s PlayDigital business from September 2021 to March 2024 ◦ Previously served as the Company’s Senior Vice President of PlayDigital from 2018 to 2021 • 27 total years of professional experience Education and Professional Credentials • IESE Business School, University of Navarra, Barcelona, Spain ◦ Master in Business Administration • Bocconi University, Milan, Italy ◦ Bachelor of Science, Business Administration Other Enrico Drago is step son-in-law to Lorenzo Pellicioli, Non- Executive Director Ashley M. Hunter Independent Non-Executive Director Age 46 Appointed to the Board January 2022 Committee membership [N] Professional Experience • Notable Roles ◦ Founding partner of A. Hunter & Company, a leading risk management advisory firm ◦ Lecturer at the University of Texas at Austin School of Information since 2015 • 25 total years of professional experience Education and Professional Credentials • Texas A&M University, College Station, Texas ◦ Masters in Business Administration • Centenary College of Louisiana, Shreveport, Louisiana ◦ Bachelor of Music in Music Theory and Composition Other Ashley M. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. She also serves as a director for Affordable Central Texas, as a trustee for Zach Theatre, on the Zoning Board of Adjustment in Fredericksburg, Texas and as a gubernatorial appointee to the Motor Vehicle Crime Prevention Authority of the Texas Department of Motor Vehicles. Heather J. McGregor Independent Non-Executive Director Age 63 Appointed to the Board March 2017 Committee membership [A] Professional Experience • Notable Roles ◦ Vice President and Provost of Heriot-Watt University in Dubai, previously serving as the Executive Dean in Scotland ◦ Previously served as a director of Non-Standard Finance Plc from 2014 to 2022, and Fundsmith Emerging Equities Trust from 2021 to 2022 ◦ Founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry ◦ Founding member of the Steering Committee of the 30% Club, which is working to raise the representation of women at senior levels within U.K. publicly listed companies • 42 total years of professional experience Education and Professional Credentials • University of Hong Kong, Pokfulam, Hong Kong ◦ PhD in Structured Finance • London Business School, London, U.K. ◦ Masters in Business Administration • Newcastle University, Newcastle upon Tyne, U.K. ◦ Bachelor of Science in Agricultural Economics & Marketing • Chartered Institute of Management Accountants, U.K. ◦ Chartered Global Management Accountant Other Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy, and she was elected in 2021 as a Fellow of the Royal Society of Edinburgh, Scotland. She was made a Dame Commander of the Order of the British Empire in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland. Directors’ Report Annual Report and Accounts 2025 Page | 48

Lorenzo Pellicioli Non-Executive Director Age 74 Appointed to the Board April 2015 Professional Experience • Notable Roles ◦ Previously served as Chair of the Board from November 2018 to January 2022 ◦ Board member of De Agostini S.p.A. ◦ Board member of Assicurazioni Generali S.p.A. since 2007, where he sits on the Appointments and Remuneration Committee and Investments and Strategic Operations Committee ◦ Serves as (i) a board member of B&D Holding S.p.A. (since 2012); (ii) the sole director of Flavus S.r.l. (since 2014); (iii) a member of the Advisory Board of Palamon Capital Partners (since 2008); and (iv) Chairman of Xantos Sasu, St. Remy de Provence (since 2002) ◦ Previously served as (i) a director of DeA Capital S.p.A (2007 to 2022); (ii) a member of the Supervisory Board of Banijay Group (2016 to 2022); (iii) a board member of L.D.H. S.a.S (2016 to 2022); (iv) a director of De Agostini Editorie S.p.A. (2003 to 2020); and (v) Chairman of De Agostini S.p.A. (2022 to 2025), a role he assumed following his retirement as Chief Executive Officer in June 2022 • 53 total years of professional experience Education and Professional Credentials • ITIS Chimici (Paleocapa), Bergamo, Italy ◦ Industrial Chemicals Other Lorenzo Pellicioli is step father-in-law to Enrico Drago, Non-Executive Director Maria Pinelli Independent Non-Executive Director Age 63 Appointed to the Board January 2022 Committee membership [A]-Chair Professional Experience • Notable Roles ◦ Member of the Board of Directors and Chair of the Audit Committee for Globant S.A., a publicly traded company headquartered in Luxembourg and listed on the NYSE ◦ Member of the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Archer Aviation, Inc., a publicly traded company headquartered in San Jose, CA and listed on the NYSE ◦ Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020 ◦ Previously served as a director and Chair of the Audit Committee of Clarim Acquisition Corporation from 2020 to 2022, which was publicly listed on the Nasdaq ◦ From 1986 to 2020, held a variety of leadership roles for Ernst & Young, including Consumer Products and Retail Leader, Technology Leader, Global Vice Chair of Strategic Growth Markets, Global IPO Leader and Americas Leader for Strategic Growth Markets • 39 total years of professional experience Education and Professional Credentials • McMaster University, Hamilton, Ontario, Canada ◦ Bachelor of Commerce • Canadian Institute of Chartered Public Accountants ◦ Fellow, Chartered Public Accountant • Institute of Chartered Accountants in England and Wales ◦ Chartered Accountant • Executive education completed at Harvard Business School in Cambridge, Massachusetts, and The Kellogg School of Management at Northwestern University, Evanston, Illinois Other Maria Pinelli was recognized as one of the Square Mile’s most inspiring Power 100 Women (London, U.K.). Samantha F. Ravich Independent Non-Executive Director Age 59 Appointed to the Board July 2019 Committee membership [A] [C] Professional Experience • Notable Roles ◦ Previously served as a member of the Nominating and Corporate Governance Committee from July 2019 to February 19, 2026 ◦ Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab since 2016 ◦ Member of the Board of NDX Management, LLC since 2022 ◦ Previously served as the Vice Chair of the President’s Intelligence Advisory Board, as a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission and as a member of the Secretary of Energy’s Advisory Board at the U.S. Department of Energy • 32 total years of professional experience Education and Professional Credentials • Pardee RAND Graduate School, Santa Monica, California ◦ Ph.D. in Policy Analysis • Stuart Weitzman School of Design, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Master of City Planning • The Wharton School, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Bachelor of Science in Engineering Directors’ Report Annual Report and Accounts 2025 Page | 49

Vincent (Vince) L. Sadusky Chief Executive Officer; Executive Director Age 60 Appointed to the Board April 2015 Professional Experience • Notable Roles ◦ Chief Executive Officer of the Company and Executive Director on the Board since 2022; served as Interim Chief Executive Officer, Global Lottery from July 2023 to February 2024 ◦ Formerly an Independent Non-Executive Director and Chair of the Audit Committee from the formation of the Company until 2022 ◦ Previously served as Chief Executive Officer and member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S., from 2018 to 2021 • 39 total years of professional experience Education and Professional Credentials • New York Institute of Technology, New York City, New York ◦ Master of Business Administration • Pennsylvania State University, State College, Pennsylvania ◦ Bachelor of Science, Accounting Gianmario Tondato Da Ruos Independent Non-Executive Director Age 66 Appointed to the Board April 2015 Committee membership [C]-Chair Professional Experience • Notable Roles ◦ A member of the Strategic Advisory Board of Planet Farms Holding S.p.A. in Italy ◦ Previously served as Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A, as well as CEO and director of Autogrill S.p.A. from 2003 to February 2023 ◦ Previously served as Chairman of World Duty Free S.p.A., a director of World Duty Free Group S.A.U., and a member of the Advisory Board of Rabobank in Holland ◦ 46 total years of professional experience Education and Professional Credentials • Ca’Foscari University, Venice, Italy ◦ Bachelor of Science, Economics Maria Angela (Mariangela) Zappia Independent Non-Executive Director Age 66 Appointed to the Board February 2026 Committee membership [N] Professional Experience • Notable Roles ◦ Independent Board Member and a member of the Appointments and Governance Committees at Intesa San Paolo Bank since 2025 ◦ Ambassador of Italy to the United Nations from 2018 to 2021 ◦ Ambassador of Italy to the United States of America from 2021 to 2025 ◦ Chairwoman of the Italian Institute for International Political Studies • 42 total years of professional experience Education and Professional Credentials • University of Florence, Florence, Italy ◦ Political Science Graduate • University of Florence, Florence, Italy ◦ Master’s in Diplomacy Other Mariangela Zappia has been the first woman in Italy to hold the positions of Ambassador to NATO, to the United Nations in New York, and to the United States of America. She has also been the first woman Diplomatic Counselor to the Prime Minister of Italy and G7/G20 Sherpa. She also has extensive leadership and managerial experience of complex structures. Directors’ Report Annual Report and Accounts 2025 Page | 50

Board Practices The Board has broad responsibilities for defining the Company’s organizational structure, setting strategic goals and determining its risks profile to pursue long-term value creation and sustainable business growth in the interest of the Company and all its stakeholders. The Board is led by the Executive Chair, who ensures that corporate governance practices are aligned to U.S. and U.K. standards - including as it relates to sustainability initiatives - and assists the CEO in pursuing the strategic goals set by the Board. As a key liaison between the Executive Chair and the independent Directors, the Lead Independent Director typically leads the executive sessions of the Board (his role and authority are described in greater detail in the Corporate Governance Guidelines available on the Company’s website). Day-to-day operations are delegated to the CEO, who is supported by senior management equipped with authority within specified parameters which are reviewed annually by the Nominating and Corporate Governance Committee. The Board holds regularly scheduled meetings throughout the year to discuss matters which are typically predetermined in May of the previous year, comprising of an annual strategy session with management to review market trends, progress towards the Company’s strategic goals and the business plans to achieve those goals - including the relevant assumptions, projections and key risks. The Board also evaluates programs and initiatives designed to monitor such trends, progress and risks. At the beginning of each year, the outcomes of the strategy session are translated into an updated three- to five-year strategic plan, which may involve organizational adjustments as appropriate. In addition to scheduled meetings, the Board convenes ad-hoc sessions to address extraordinary or unusual matters, such as mergers and acquisitions, major financial transactions, significant contracts, incidents and litigations, as well as other critical business updates. Decisions that could materially impact the Company - such as strategic transactions, financing, or capital markets opportunities - or that exceed certain financial thresholds, are generally reserved for Board consideration, sometimes upon recommendation from the Audit Committee. During its meetings, the Board discusses management presentations and proposals, with the Executive Chair setting appropriate time for Directors to seek clarifications or challenge management’s recommendations before making their contributions to final informed decisions. Corporate Governance Arrangements Brightstar Lottery PLC is a public limited company incorporated under the laws of England and Wales, with its ordinary shares listed on the NYSE. Under its Articles, for as long as its ordinary shares remain listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual (available at www.nyse.com) applicable to non-controlled U.S. domestic issuers, regardless of its status as a foreign private issuer. To this end, the Board has adopted the Corporate Governance Guidelines, available on the Company’s website, that address key aspects of the Board composition and operations, including Director qualifications, compensation and duties, Board leadership, meetings, succession planning, induction, conflicts of interest and Committee assignments. The Guidelines reflect the Board’s commitment to maintaining an effective decision-making process that supports long-term growth. The Board, with support from the Nominating and Corporate Governance Committee, periodically reviews and adjusts its size and composition as appropriate to support the achievement of the Company’s strategic priorities. This includes ensuring that a majority of the Directors’ Report Annual Report and Accounts 2025 Page | 51

Directors are independent, that each Director meets applicable eligibility, experience and integrity requirements, and that the Board collectively possesses the skills necessary to oversee the Company’s business. As part of the selection process to become a Board member, the Committee considers various factors and perspectives such as independence, professional experience, education, demographics and other attributes that contribute to the Board’s collective strength. External search resources may be engaged where appropriate, and prospective candidates are evaluated against these criteria before being submitted for Board decision and ultimately for shareholder approval at the Company’s AGM. The Nominating and Corporate Governance Committee also oversees Board succession planning. Each year, as part of its review of the structure, size and composition of the Board, the Committee assesses the balance of skills, experience, tenure, independence and commitment among the existing Directors in light of the Company’s strategic direction. Additionally, the Committee conducts an annual review of the CEO emergency succession plan to ensure it remains appropriate, recommending any updates to the Board. Following its February 2026 review, the Board is satisfied that the experience, financial acumen and commercial track record of each Director outside Brightstar continues to benefit the Company, and that all the independent Directors continue to meet the NYSE independence standards referenced in the Corporate Governance Guidelines and applicable NYSE rules. On February 19, 2026, the Board approved the appointment of a new independent non-executive director, Mariangela Zappia, to the Board and acknowledged that Max Chiara will not stand for re-election at the Company’s 2026 AGM. The Corporate Governance Guidelines also require that the Directors conduct a Board evaluation at least annually to assess if and how effectively the Board and its Committees have been working, including with respect to their composition and interactions with management. The results of the 2025 evaluation were reported to the Board by the Nominating and Corporate Governance Committee, which recommended and continues to monitor the implementation of the identified follow-up actions. Further details on the 2025 Board and Committee self-evaluation are provided on page 56. The Directors believe that the Corporate Governance Guidelines, alongside the Committee charters and other governance policies available on the Company’s website - all as reviewed annually by the Board and its Committees to ensure alignment with applicable laws, regulations and best practices - remain suitable for the needs of the Company and are well designed to assist the Directors in fulfilling their obligations to the Company’s diverse group of stakeholders. To complement the NYSE corporate governance standards, the Parent voluntarily applies selected provisions of the U.K. Corporate Governance Code that are considered market standard for companies similar to the Parent. For example, all Directors are typically subject to annual shareholder re-election and each Board Committee is composed entirely of independent non- executive directors. Board Committees and Oversight The Board is supported by three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each Committee operates under a clearly defined framework of delegated responsibilities, as outlined in their respective charters available on the Company’s website. The membership of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meets NYSE requirements and applicable law. Members of each Committee are appointed by the Board and serve at its discretion until the end of their term unless they resign, are removed or replaced earlier. The Chair of each Committee is appointed by the Board. The Board receives regular updates, advice and proposals on delegated matters - either through its Committees or from management - covering areas such as financial results and forecasts, major contracts and bids, capital market and financing/refinancing opportunities, compliance, internal audit, enterprise risk management (including cybersecurity), human capital management (including culture, employee well-being and safety, talent development and harassment prevention), compensation practices, sustainability, Board composition, corporate policies and investor relations. In 2024, to address any conflicts of interest arising from De Agostini’s potential minority investment in the combined business of IGT Gaming and Everi, the Board established a temporary committee composed solely of independent and disinterested Directors (“Special Committee”) with full power and authority to consider and determine the Company’s actions in connection with the Transaction, including valuation and whether and on which terms and conditions to proceed. The Special Committee remained in place through to the Transaction’s closing in July 2025, overseeing implementation of capital allocation proposals and communication plans. Whilst considering the implications of the Transaction, the Board and its Committees focused on ensuring operational continuity, overseeing integration and separation risks, supporting talent retention and development initiatives, and promoting transparent communication of the Transaction’s strategic rationale, expected benefits and implications for shareholders, while monitoring investor and other stakeholder feedback. After closing, the Board prioritized the definition and execution of the Company’s strategic plan as a pure-play global lottery organization along with proactive investor engagement to communicate strategies on transactional proceeds allocation and sustainable long-term value Directors’ Report Annual Report and Accounts 2025 Page | 52

creation. Additionally, in February 2026, the Board refreshed its risk appetite for the diverse categories of events that could potentially affect the achievement of the Company’s strategic goals, aligning this within the enterprise risk management framework updated to reflect the operating model of the new standalone business environment. Management reported to the Board on the Company’s evolving cybersecurity posture and roadmap, including updates on the cybersecurity incident disclosed in November 2024. Throughout 2025, the Board and its Committees continued to foster cybersecurity resilience, receiving regular updates on remediation efforts and risk mitigation strategies. Informative sessions were offered to the Board and its Committees, including through external advisors and subject matter experts, to assist the Directors in their effort to guide the Company in a dynamic business environment. Building on the educational session on AI attended by the Directors in 2024, the 2025 program provided a follow-up on the most recent AI trends, barriers to adoption, implementation risks and strategic opportunities for the Company. Audit Committee The Audit Committee assists the Board in overseeing the Company’s accounting and financial reporting processes and the audits of its financial statements, including the quality and integrity of the same; compliance with legal and regulatory requirements; qualifications, independence and performance of the independent auditors; the adequacy and performance of the Internal Audit function; and the Company’s internal controls over financial reporting and systems of disclosure controls and procedures. The Audit Committee is also responsible for overseeing risk assessment and risk management, recommending to the Board any amendments to the Company’s codes of ethical practice, such as the Code of Conduct and the Code of Ethics which set out the Company’s standard of behavior, and for promptly disclosing any waivers for directors or executive officers, as required by applicable laws. During the year, the Audit Committee undertook a broad range of activities in support of the Board’s oversight of financial reporting, compliance and risk management. Specifically, the Committee: • Reviewed, deliberated on, and recommended for Board approval or acknowledgement, as appropriate, the Company’s annual reports, quarterly financial statements, earnings releases and analyst presentations; • Approved the engagement of the independent auditors to audit the Company’s consolidated and stand-alone financial statements pursuant to the Audit Committee Pre-Approval Policy, which is designed to preserve the auditors’ independence; • Reviewed and authorized other specific audit and non- audit services by the independent auditors consistent with the applicable regulations and internal policies; • Received and reviewed periodic reports from the Internal Audit function to monitor and assess its activities, effectiveness, performance, resourcing, independence and standing, including the adequacy of the internal controls - particularly during the transition period following the Transaction; • Received and reviewed periodic reports from the Compliance function on regulatory compliance matters in connection with the Company’s license portfolio, including approvals required to complete the Transaction, and the subsequent reorganization and transition of the function; • Reviewed and discussed the enterprise risk management program, tools and results, focusing on the principal and emerging risks and the related mitigation strategies, including talent and people strategy, regulatory suitability and licensing, and the U.S. tariff situation, as well as the reorganization and transition of risk oversight post-Transaction close; • Reviewed periodic reports from the Cybersecurity function on the status of controls, emerging threats and risk mitigation strategies, including updates on the cybersecurity incident disclosed in November 2024; • Reviewed and discussed matters related to accounting principles and treatment - particularly in connection with the Transaction and the Italian Lotto license, financial reporting simplification and tax planning projects, financing and liability management transactions, and the share repurchase program launched after completion of the Transaction; • Reviewed and approved (or recommended that the Board approve) changes to audit governance policies, including the Audit Committee’s charter and the related person transactions policy; • Reviewed certain voting recommendations from proxy advisory firms on shareholder resolutions proposed for the 2025 AGM; • Oversaw Transaction-related integration matters and the determination of proceeds, gain or loss calculations, preparation of final closing statements and the related financial disclosures; and • Met regularly in separate sessions with the external auditors, the CFO, the Chief Accounting Officer, the General Counsel and the Chief Compliance and Audit Officer, among others. The operation and performance of the Audit Committee were reviewed as part of the annual Board self-evaluation process, which confirmed that the Committee continues to function and fulfil its responsibilities effectively. Effective February 19, 2026, Samantha Ravich was appointed to the Audit Committee. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, Directors’ Report Annual Report and Accounts 2025 Page | 53

at least one member of the Audit Committee must possess accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. As of February 19, 2026, the Board has deemed Maria Pinelli (chairperson), Alberto Dessy and Heather McGregor to qualify as “audit committee financial experts”. Compensation Committee The Compensation Committee assists the Board in discharging its responsibilities relating to compensation of the Company’s directors and senior management, and in overseeing the Company’s broader compensation policies. The Committee also provides oversight on human capital management matters, including management succession planning, employee engagement, and talent, culture and inclusion. During the year, the Compensation Committee fulfilled its mandate across several key areas. Specifically, the Committee: • Reviewed and recommended for Board approval the Directors’ remuneration implementation report for the year ended 31 December 2024, which was presented for shareholder approval at the 2025 AGM; • Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company; • Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on senior management compensation proposals; • Reviewed the design of new incentive plans, including performance measures and targets; • Monitored compliance with Director and executive share ownership guidelines; • Received and discussed periodic reports from the People and Culture (previously People and Transformation) function on talent management and development, culture and inclusion initiatives, harassment statistics and trends, as well as employee engagement including feedback related to the deemed impact of the Transaction; • Reviewed and discussed reports on talent turnover trends, including mitigation measures and the cultural shift to promote the new organization’s identity and values post-Transaction; • Revised the executive compensation peer group for the Company as a pure-play global lottery organization; • Assessed the independence of its compensation advisor, Mercer; • Reviewed and approved (or recommended that the Board approve) management proposals regarding adjustments to outstanding incentive compensation plans, including the special dividend’s effect on outstanding equity awards; • Reviewed and approved (or recommended that the Board approve) proposed changes to compensation governance policies, including the Compensation Committee’s charter; and • Reviewed voting recommendations from proxy advisory firms on compensation-related shareholder resolution proposed for the 2025 AGM. The operation and performance of the Compensation Committee were reviewed as part of the annual Board self-evaluation process, which confirmed that the Committee continues to function and fulfil its responsibilities effectively. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee typically advises the Board on its size and composition, and where appropriate makes proposals regarding individuals qualified to potentially become members of the Board and its Committees, consistent with criteria set forth in the Company’s Corporate Governance Guidelines. The Committee also oversees the Company’s corporate governance framework, and its sustainability strategy, environmental and social initiatives. During the year, the Nominating and Corporate Governance Committee carried out its governance and oversight mandate across several key areas. Specifically, the Committee: • Reviewed and recommended for Board approval the strategic and directors’ reports of the Company for the year ended 31 December 2024; • Reviewed and recommended for Board approval the shareholder resolutions proposed for the 2025 AGM; • Reviewed each Director’s character, integrity, eligibility, the number and significance of other corporate offices held, as well as the independence and financial expertise of given Directors under the NYSE requirements, and recommended that the Board propose to shareholders the continued appointment of all the existing Directors; • Evaluated the Board composition against market standards (including data from the U.S. Spencer Stuart Board Index and the S&P MidCap 400 Index) and discussed the adequacy of the Board size and mix of skills and characteristics with respect to the Company’s strategic goals and direction; • Assessed the terms and conditions of the directors’ and officers' liability insurance coverage renewal; • Oversaw the annual self-evaluation process for the Board, its Committees and individual Directors, and recommended follow-up actions (see “Board and Committee Evaluation” on page 56); • Reviewed and discussed periodic reports on the sustainability program, including the new governance framework and strategy for a pure-play global lottery organization post-Transaction; • Reviewed sustainability disclosures, including the 2024 Sustainability Report; • Reviewed and recommended that the Board approve proposed changes to corporate governance policies, including the Nominating and Corporate Governance Committee’s charter, the Corporate Governance Guidelines and the CEO emergency succession plan; Directors’ Report Annual Report and Accounts 2025 Page | 54

Directors' Report

- Assessed the Company's delegation of authority system;
- Assessed the terms and conditions of the observer arrangement with De Agostini and recommended that the Board confirm the reappointment of the existing observer; and
- Reviewed the voting recommendations from proxy advisory firms on the shareholder resolutions proposed for the 2025 AGM.

The operation and performance of the Nominating and Corporate Governance Committee were reviewed as part of the annual Board self-evaluation process, which confirmed that the Committee continues to function and fulfil its responsibilities effectively.

Effective February 19, 2026, Mariangela Zappia was appointed to the Nominating and Corporate Governance Committee, succeeding Samantha Ravich.

Board and Committee Meeting Attendance

The attendance at Board and Committee meetings during 2025 is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Board	Special Committee[1]	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number of meetings held[2]	**10**	**2**	**8**	**7**	**6**
Directors					
Max Chiara	10/10	-	-	-	-
Alberto Dessy	10/10	2/2	8/8	7/7	-
Enrico Drago[3]	9/10	-	-	-	-
Ashley M. Hunter[4]	10/10	2/2	-	-	6/6
James McCann	10/10	2/2	-	-	6/6
Heather McGregor[3]	9/10	2/2	8/8	-	-
Lorenzo Pellicioli[3]	7/10	-	-	-	-
Maria Pinelli	10/10	2/2	8/8	-	-
Samantha Ravich[3][5]	8/10	1/2	-	7/7	6/6
Vince Sadusky	10/10	-	-	-	-
Marco Sala	10/10	-	-	-	-
Gianmario Tondato Da Ruos	10/10	2/2	-	7/7	-

(1) The Special Committee was established composed solely of independent Directors.

(2) Comprised of scheduled and unscheduled meetings.

(3) Enrico Drago and Heather McGregor were absent from one ad-hoc Board meeting; Samantha Ravich was absent from two ad-hoc Board meetings as well as one Special Committee session; and Lorenzo Pellicioli was absent from three Board meetings (two ad-hoc and one scheduled), all due to personal commitments.

(4) Ashley M. Hunter was invited to two Audit Committee meetings to provide her input and expertise on risk management.

(5) Samantha Ravich was invited to three Audit Committee meetings to provide her input and expertise on cybersecurity.

The Board and the Compensation Committee each hold at least five scheduled meetings each year, and the Nominating and Corporate Governance Committee and the Audit Committee each meet at least six times annually. Additional meetings of the Board or its Committees are convened as necessary, and unanimous written resolutions may be adopted where appropriate.

During 2025:

- Five unplanned Board meetings were called to focus on matters relating to the Transaction, to review major business opportunities, and to discuss the cybersecurity incident that affected the Company in late 2024;
- The Special Committee met twice to consider matters relating to the Transaction;
- The Audit Committee focused on enterprise risk management, cybersecurity, and other accounting and tax projects on two ad-hoc occasions; and
- Two unplanned Compensation Committee meeting were convened to deliberate on compensation-related matters, including in connection with the Transaction.

When a Director is unable to attend a meeting, all meeting materials are still provided to that Director in advance. Draft meeting minutes are circulated for approval at a subsequent meeting, typically with the abstention of those Directors who were not present at the meeting. The Chairs of the Board and Committees, along with the Lead Independent Director, are available for individual consultation between meetings and to brief any Director who could not attend a meeting.

Executive sessions for non-employee Directors or Committee members (as the case may be) with selected or no management in attendance, as well as Independent Director sessions with no management in attendance, are regularly held at the end of meetings to, among other things, summarize the outcome of the meeting, discuss individual proposals and plan actions for the next meeting.

Annual Report and Accounts 2025 Page | 55

Board and Committee Evaluation The Board undertakes a rigorous annual self-evaluation process to assess its performance and the performance of its Committees and individual Directors. This process helps ensure that the Board continues to operate at the highest standards of governance and remains aligned with the Company’s strategic priorities. The Nominating and Corporate Governance Committee determines the approach and methodology of the evaluation, oversees the process and shares the results with the full Board. Similar to past years, the 2025 evaluation was undertaken by way of an internal questionnaire administered by the Corporate Secretary team on behalf of the Nominating and Corporate Governance Committee. Several aspects were evaluated including, among other things: • The size, composition, performance, cohesion, roles and responsibilities of the Board and its Committees; • The competence and preparedness of individual Directors; • The appropriateness of the agenda items considered, the quality and timeliness of materials presented, as well as the conduct of the meetings; and • Opportunities for improvement and areas requiring additional focus. Responses were analyzed and discussed by the Nominating and Corporate Governance Committee, with any items of note addressed by the Board or the relevant Committee. Where appropriate, follow-up actions were implemented. The evaluation in 2025 revealed that the Board, its Committees and individual Directors remained largely satisfied with the expectation for their performance, consistent with prior years. Directors expressed general satisfaction over the Board’s decision-making process, its role and performance in carrying out responsibilities, and its relationship with and access to management which contributed to the overall Board efficiency and effectiveness. Adapting to the Company’s new operating structure and reporting framework, refining key performance metrics and workforce management practices, as well as reassessing the risk landscape and tolerance levels in light of the organizational changes, amongst others, were identified as priorities for the coming year. The Directors were generally satisfied and confident with the evaluation process itself and noted that issues raised in the prior year had been appropriately addressed. Directors’ Report Annual Report and Accounts 2025 Page | 56

Additional Disclosures Matters Reported in the Strategic Report The Strategic Report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance: • Likely future developments of the Company (see “Strategy” from page 9); • Research and development (see “Research & Development” on page 12); • Employee: People & Culture, Communication, and Employee Involvement in the Company’s Performance (see “Employee” from page 24); • Engagement with employees and consideration of employees’ interests (see “Our stakeholders” and “Key Decisions” from page 37); • Engagement with suppliers, customers and others (see “Our stakeholders” and “Key Decisions” from page 37); and • Greenhouse gas emissions and energy consumption (see “Climate Action, Biodiversity and Circularity” from page 26). The Directors’ Report should be read in conjunction with the Strategic Report, the Directors’ Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors’ Report by reference. General Information Brightstar Lottery PLC is a public company limited by shares incorporated under the laws of England and Wales under the CA 2006 with registered number 09127533. The address of the Parent’s registered office is 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England, EC2M 7LS. Branches As the Company is a global business, there are activities operated through many jurisdictions. As of December 31, 2025, the Company conducted business in various jurisdictions around the world and had 27 branches. Directors’ Interests The Directors have interests in the Parent’s ordinary shares as detailed in the Directors’ Remuneration Report, “Statement of Director’s Shareholding and Share Interests (audited)” from page 83. Directors’ Indemnities In accordance with the Articles and to the extent permitted by law, (i) the directors and officers of the Parent or any of its associated bodies corporate (within the meaning of the Articles) are granted qualifying third party indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of their office, and (ii) the directors of the Parent are granted qualifying pension scheme indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of the Company’s activities as a trustee of an occupational pension scheme. These provisions were in force during the financial year ended December 31, 2025 and up to the date of this Annual Report and Accounts. In addition, the Parent maintained a directors’ and officers’ liability insurance policy throughout the year to cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties. Political Donations and Political Expenditure During the year ended December 31, 2025, subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, and sponsorships) to entities in the U.S. including various U.S. embassies (located in Barbados and the Eastern Caribbean, Trinidad & Tobago, and the Dominican Republic) and other non-U.S. sponsorship events that have charitable, social welfare, trade and business sector, or political affiliations and missions. Some of these organizations and entities have affiliations with government officials. These non-U.K. contributions totaled $2.4 million (2024: $1.8 million). The Company has complied with jurisdictional reporting requirements for these contributions and all such contributions are permissible under applicable laws. Neither the Parent nor any of its subsidiaries for the year ended December 31, 2025 (i) made any donations to a registered political party, other political organization or any independent election candidate in the U.K., or (ii) incurred any political expenditure in the U.K. Share capital The issued share capital of the Parent as of March 5, 2026, is $20,997,102 and £50,000, consisting of 209,968,921 ordinary shares of $0.10 each (of which 25,440,312 shares were held in treasury), 209,968,921 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each. The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent’s Loyalty Plan (details of which are available at www.brightstarlottery.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Articles. Directors’ Report Annual Report and Accounts 2025 Page | 57

As of March 5, 2026, De Agostini had an economic interest of approximately 46.3% (excluding treasury shares) in the Parent and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 63.3% of the total voting rights (excluding treasury shares). The Directors were authorized, at the 2025 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of approximately $6.7 million and up to a further maximum nominal amount of approximately $6.7 million where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on March 25, 2025, for a period expiring at the end of the next AGM (or if sooner, August 12, 2026). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Share Repurchase On July 1, 2025, the Board authorized a new $500 million two-year share repurchase program, replacing the prior program authorized in November 2021. This new program authorizes the Parent to repurchase ordinary shares, from time to time, pursuant to repurchase contracts entered into with counterparties approved by shareholders. For the period from January 1, 2025 to December 31, 2025, the Parent bought back 16,244,164 ordinary shares of $0.10 each (representing 7.7% of the issued ordinary shares as of December 31, 2025) for a total consideration of approximately $266 million, in accordance with shareholder authority. The repurchases were made pursuant to the $500 million two-year share repurchase program to improve ongoing shareholder returns. All ordinary shares repurchased under the 2025 repurchase program were transferred into treasury. For further information, please see Note 20, Shareholders’ Equity, to the Consolidated Financial Statements. The Parent obtained shareholder authority at the 2025 AGM to purchase a maximum of approximately (but not exceeding) 15% of the Company’s issued ordinary shares of $0.10 as of March 25, 2025, amounting to approximately 30.3 million shares. This authority will expire at the end of the next AGM (or if sooner, on November 12, 2026). The Directors are requesting a new authority at the forthcoming AGM. Dividends The Board continued to support quarterly cash dividend payment and dividends of $770 million were paid by the Parent to shareholders for the period January 1, 2025 to December 31, 2025. This amount includes the special cash dividend of $3.00 per ordinary share declared by the Board on July 1, 2025 and paid on July 29, 2025. For further information, please see Note 20, Shareholders’ Equity, to the Consolidated Financial Statements. There were no recommended dividend payments for approval by shareholders for the period January 1, 2025 to December 31, 2025 and there is no recommended final dividend for approval by shareholders for the financial year ended December 31, 2025. Financial Risk Management Objectives and Policies The Company’s activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position. Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company’s policy is not to enter into such contracts for speculative purposes. Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management, to the Consolidated Financial Statements. The Company’s accounting policies regarding derivatives and hedging are described in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. Going Concern The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the “Principal Risks and Uncertainties” section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. Having reviewed management’s forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities (including related covenants for the forecasted period), the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and Directors’ Report Annual Report and Accounts 2025 Page | 58

therefore will be well placed to manage its business risks successfully. Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Annual Report and Accounts. Subsequent Events There are no important events affecting the Company which have occurred since December 31, 2025. Statement of Directors’ Responsibilities in respect of the Financial Statements The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated Financial Statements in accordance with U.K.-adopted international accounting standards and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing the financial statements, the Directors are required to: • Select suitable accounting policies and then apply them consistently; • State whether applicable U.K.-adopted international accounting standards have been followed for the Consolidated Financial Statements and U.K. Accounting Standards, comprising FRS 101, have been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements; • Make judgments and accounting estimates that are reasonable and prudent; and • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business. The Directors are responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Parent’s and the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent and the Company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the CA 2006. The Directors are responsible for the maintenance and integrity of the Parent’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ Confirmations The Directors consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Parent’s and the Company’s position and performance, business model, and strategy. In the case of each Director in office at the date the Directors’ Report is approved: • So far as the Director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and • They have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. Independent Auditors The Audit Committee assists the Board in evaluating the qualifications, performance and independence of the external auditors, PricewaterhouseCoopers LLP. For this reason, the Audit Committee held a number of separate private sessions with the lead audit engagement partner during 2025, without management present. The current audit engagement partner has assumed this role since the audit of the 2021 financial statements and is required to be rotated out after reaching the mandatory rotation point of five years, i.e. conclusion of the audit of the 2025 financial statements. The external auditors have indicated their willingness to continue in office and a resolution concerning their re- appointment will be proposed at the forthcoming AGM. The Directors’ Report was approved by the Board on March 5, 2026 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 11, 2026 Directors’ Report Annual Report and Accounts 2025 Page | 59

Annual Statement Dear Recipient, As Chair of the Compensation Committee (the “Committee”) and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the financial year ended December 31, 2025, prepared in accordance with the relevant legal requirements, including Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended. The report consists of three sections: • Annual Statement: Summarizes the Committee’s work, our approach to Directors’ remuneration, and key activities during the year; • Remuneration Policy: Sets out our Directors’ Remuneration Policy which was approved by shareholders at the 2024 AGM, designed to compete for, attract and retain executive talent. The policy remains in effect for three years from the 2024 AGM or until a new policy is approved, following consultation with shareholders, at a general meeting; and • Remuneration Implementation Report: Presents the payments and awards made in 2025, and explains how the Remuneration Policy was implemented during the year. This report demonstrates the link between the Company’s strategy, performance, and remuneration outcomes of our Directors, particularly our Executive Directors. The Annual Statement and the Remuneration Implementation Report will be subject to an annual advisory shareholder vote at the forthcoming AGM. This vote does not affect the actual remuneration paid to any Director. Remuneration Program The Company operates in a competitive global market for executive and director talent, particularly in the U.S. and Italy. The Committee periodically reviews Brightstar’s remuneration framework to ensure it remains competitive and appropriate, considering the enhanced responsibilities of directors on the board of an English public limited company with NYSE listing, reporting obligations of the U.S. Securities and Exchange Commission, and extensive regulatory licensing requirements across multiple jurisdictions. These obligations exceed those typically required of U.K.-only listed and incorporated companies. The Committee also monitors emerging compensation practices to ensure the structure remains well-aligned with market developments. The Committee seeks to align the Company’s remuneration structures with shareholder expectations and governance standards. While we remain mindful of U.K. corporate governance practices and remuneration norms, the Company’s NYSE listing, global operations, and the need to attract international talent occasionally require approaches that may differ from typical U.K. norms. We value shareholder and investor feedback, including views expressed through prior remuneration report voting patterns. This feedback, along with commentary from Institutional Shareholder Services and Glass Lewis on the Company’s policy and practices, helps ensure our remuneration approach continues to support Brightstar’s long-term strategy and remains aligned with shareholders’ interests. During 2025, the Committee retained Mercer as its compensation advisor to provide insights and recommendations on market practices for remuneration structure and levels, and had discussions on remuneration composition and key drivers. Remuneration Highlights 2025 was another busy year as the Company completed its post-Transaction transformation. The Committee focused on aligning pay with the pure-play lottery strategy and operating model, assessed the long-term incentives, and refreshed incentive arrangements as a result of the Company’s completion of the Transaction, which was a transformative transaction for the Company pursuant to which it divested its land-based and digital gaming business to implement its lottery strategy. Throughout, the Committee worked with its compensation advisor to ensure fair, transparent and well-governed decisions that support leadership stability and long-term value under the Company’s new strategic vision. The remuneration circumstances that affected our Directors during 2025 are outlined as follows and in the Remuneration Implementation Report. Executive Directors CEO one-time retention award The Committee approved a one-time retention award of restricted share units (“RSUs”) for the CEO, granted in two tranches: (i) with a target grant value of $5 million with an opportunity to earn up to an additional 233,333 shares on the vesting date of January 1, 2027, depending on the Company’s share price for the 60 days prior to that date, Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 60

and (ii) with a target grant value of $2.5 million with an opportunity to earn up to an additional 116,667 shares on the vesting date of January 1, 2028, depending on the Company’s share price for the 60 days prior to that date, subject in each case to continued service on the applicable vesting date. The Committee determined that such grant was necessary to secure the CEO’s continued leadership through two critical milestones (i) the closing of the Transaction, and (ii) the transition to a pure-play lottery company, as maintaining stable and experienced leadership during this pivotal phase of the Company’s transformation was essential to delivering the Board- approved strategy and to support long-term value creation for shareholders. Special dividend adjustments In accordance with the Company’s Equity Incentive Plan, the Committee is required to make adjustments it considers appropriate and equitable as a result of the Company’s payment of an extraordinary dividend. As a result, the Committee considered the implications of the Company’s declaration and payment of a special cash dividend of $3.00 per ordinary share approved by the Board in July 2025 and approved adjustments to outstanding equity awards to address the impact of the dividend on plan participants. The following adjustments were made pursuant to the Company’s Equity Incentive Plan: • Executives (including the Executive Directors) and employees who hold performance-based RSUs were granted an additional RSU award, vesting equally over three years. The adjustment was calculated by reference to the closing share price immediately prior to the special dividend record date, with the number of outstanding performance-based units multiplied by a ratio equal to the special dividend amount divided by the closing share price at that time, less the special dividend amount. For LTI awards with completed performance periods, the number of outstanding performance-based units was determined by reference to the actual performance outcomes as at the date of adjustment, while awards with performance periods that remained outstanding were adjusted using target performance levels; • The CEO and Non-Executive Directors, who hold time- based RSUs, received additional RSUs vesting according with the original schedules. The time-based RSUs were adjusted in accordance with the same calculation mechanics applied to the performance- based RSUs; and • The strike price of the vested yet unexercised share options held by the Executive Chair was reduced by the dividend amount. The Committee recognized that these adjustments were considered appropriate to preserve the economic value and original incentive objectives, ensuring participants are not disadvantaged by the extraordinary distribution. Modifications to long-term incentives (“LTI”) The Committee approved modifications to the outstanding 2024-2026 and 2025-2027 LTI awards for Executive Directors and employees as follows: • The 2026 performance targets for the 2024-2026 LTI award were adjusted, modifying the three-year cumulative targets subject to a 75% maximum payout and an overall cap of 93.75% after applying the maximum potential Relative Total Shareholder Return (TSR) Payment Factor, as compared to the original maximum payout of the award at 145%; and • The 2026 and 2027 performance targets for the 2025-2027 LTI award were similarly adjusted under the same payout limits. These modifications were aimed at preserving the original incentive objectives while ensuring fair measurement of ongoing operational performance. The Committee determined that the original performance targets, set under operating assumptions determined prior to closing of the Transaction, no longer reflect the Company as a stand-alone lottery organization. Modifications were necessary to ensure that awards remained aligned with the Company’s post-Transaction strategy and provide meaningful and motivating incentives, while applying a maximum overall payout cap of 75% of target to limit overall payouts under the modified targets. Performance achievements - Annual bonus The Company achieved maximum performance on Consolidated Adjusted EBITDA minus Capital Expenditures, while it fell short of target on two financial metrics - Consolidated Adjusted EBITDA (the primary financial metric) and Consolidated Revenue under the 2025 short-term incentive (“STI”) plan. STI opportunity is weighted 80% financial and 20% Management By Objectives (“MBOs”). As the primary financial metric was below target, MBO payouts were capped at 100%, as confirmed by the Committee and the Board at the February 2026 meeting. As a result, Executive Directors received STI payouts ranging from c. 90% to 111% of target. Performance achievements - Long-term incentive The Company achieved maximum performance on Consolidated Adjusted Free Cash Flow, while it fell short of its target on Consolidated Adjusted EBITDA with respect to the 2023-2025 LTI award. The performance results were validated by the Committee and Board at the February 2026 meeting. As a result, the Executive Directors achieved LTI outcomes below target level. 2025 LTI awards The Committee and the Board approved LTI performance share unit awards to eligible participants, including the Executive Directors, with a three-year performance period (2025-2027), consistent with prior year practice. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 61

Non-Executive Directors There were no substantial changes to the Non-Executive Directors’ remuneration during 2025, other than in connection with the adjustments to outstanding equity awards in response to the special cash dividend. Details of the Company’s approach to implementing the Remuneration Policy for 2026 are set out in the Remuneration Implementation Report. Committee’s Effectiveness I am pleased to confirm that the operation, performance and effectiveness of the Committee was reviewed as part of the annual Board self-evaluation process, which concluded that the Committee continues to function and fulfil its responsibilities effectively. In Conclusion I thank my fellow Committee members for their significant contributions during 2025. I also thank our shareholders for their continued support. We continue to welcome your feedback as we remain committed to open and transparent dialogue. We look forward to your support at the forthcoming AGM. Gianmario Tondato Da Ruos Chair of the Compensation Committee Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 62

Remuneration Policy In this part of the Director’s Remuneration Report, we set out the Remuneration Policy approved at the AGM on May 14, 2024, which took effect immediately thereafter. The full policy is also available in our 2023 Annual Report and Accounts (pages 69-80) on the Investor Relations section of the Company’s website (www.brightstarlottery.com). The policy will remain in effect until shareholders approve changes to the policy or a new policy is presented for shareholders approval at the 2027 AGM, whichever is sooner. Future Policy Table Executive Directors An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote their roles as both directors and employees of the Company, to incentivize the delivery of sustained performance consistent with the Company’s strategic goals and appropriate risk management, and to reward success in doing so. Fixed pay: Base salary Purpose and link to strategy To pay a salary that: (i) reflects the role, responsibilities, experience and knowledge of the individual; (ii) is competitive with other employers with whom the Company competes for talent, including companies in our industry or other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (iii) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company. Operation The Committee sets, and annually reviews, base salary taking into account: • The individual’s skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at companies of similar size and complexities to ensure competitiveness; and • Remuneration of other executives and the wider workforce. The base salary may be paid in a currency other than USD, depending on the location of the director. Maximum opportunity There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexity, to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases. Current base salary levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Benefits Purpose and link to strategy To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company. Operation Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation costs/allowances and transfer-related benefits as appropriate, typical for the role and location of an Executive Director. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 63

The Company may reimburse expenses incurred in the ordinary conduct of business and where such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule. Maximum opportunity There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed US$100,000 (or its equivalent in a different currency) on an annual basis. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Pension Purpose and link to strategy To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market. Operation Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals. Maximum opportunity Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or, if required by local law, a combination of fixed remuneration and annual bonus. Additional contributions may need to be made under specific jurisdictional requirements, for example, employer social tax contributions and contributions to severance programs. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Variable pay: Annual bonus / Short-term incentive (“STI”) Purpose and link to strategy To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives. Operation Awards are normally made annually and the Committee reviews the award levels annually. The awards are performance-based, and performance is assessed over one year. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. Annual bonus awards do not generally have any additional vesting or deferral period. The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout, and to ensure that the awards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals, and other extraordinary circumstances. Maximum opportunity The ongoing maximum annual bonus target opportunity is 300% of base salary (the “STI target”). Payouts under the plan will not exceed the following: • Below threshold: 0% of the STI target • Threshold: 50% of the STI target • Target: 100% of the STI target • Maximum: 200% of the STI target Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 64

Performance conditions The Committee determines the appropriate financial and individual performance metrics utilized in the program annually based on the Company’s short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company’s annual financial and strategic plan, as well as the corresponding payouts at each level of achievement. Generally, 80% of the annual bonus will be based on financial performance measures, which may include but are not limited to profitability, cash flow, liquidity or balance sheet metrics. Details of the measures, weightings and targets applicable to the annual bonus for each year will be disclosed retrospectively in the annual report on Directors’ remuneration for the relevant financial year (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Long-term incentive (“LTI”) Purpose and link to strategy LTI compensation is designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) increase equity holding levels; (iv) align with competitive levels of compensation opportunity within our peer group; and (v) support in attracting, retaining and motivating Executive Directors. Operation LTI awards are typically granted pursuant to the Company’s equity incentive plan(s) as approved by shareholders from time to time. LTI awards are normally made annually and are usually granted in the form of performance-based restricted share units (“PSUs”), but time-based restricted share units, restricted shares, share options, performance-based share options, share appreciation rights, other share-based awards or any combination thereof, whether or not subject to performance conditions, may also be granted. Performance-based LTI awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. In some circumstances, awards may be granted with a shorter vesting period which shall, in any event, be at least one year. These circumstances may include, without limitation, where forward-looking performance metrics cannot be reasonably set due to challenges and/or economic uncertainty (e.g. during a pandemic), or there is a need to retain or appropriately reward individuals in support of a transaction, and/or assist with any transition that might be required in connection with a transaction. The Committee reviews the award levels and the framework for determining vesting annually. The Committee has discretion to amend the terms and conditions of any award within the limits of the policy, terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 65

The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances. Executive Directors must hold all of the net settled shares they receive pursuant to LTI awards for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. Maximum opportunity The maximum target is 800% of base salary measured at the award’s grant date (the “LTI target”). In some exceptional circumstances, including without limitation, where there has been a transformative transaction or other strategic opportunity, an award may be granted above the LTI target. Payouts under each LTI program will not exceed the following: • Below threshold: 0% of the LTI target • Threshold: 50% of the LTI target • Target: 100% of the LTI target • Maximum: 200% of the LTI target Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of an LTI program prior to the award date, which will generally align with the Company’s operating and strategic priorities for the upcoming performance period. Typically, most of the performance measurements are financial or market-based in nature including but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Co-investment plan Purpose and link to strategy Co-investment plans are designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) incentivize Executive Directors to achieve one or more specified performance targets; (iv) increase equity holding levels; and (v) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee. Operation A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares, other share-based awards or any combination thereof pursuant to the Company's equity incentive plan approved by shareholders from time to time. Typically, the Company matches the participant’s commitment to hold shares under the co-investment plan on a 1:1 ratio. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 66

Awards vest after the performance period, typically subject to: (i) achievement of pre- established performance metrics; (ii) the Executive Director continuing to hold the specified number of shares during the performance period; (iii) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co- investment plan, if requested to do so; and (iv) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date. Executive Directors must hold all of the net settled shares they receive under a co- investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Maximum opportunity The maximum award level is 10 times base salary measured at the award’s grant date. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met. Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of a co-investment plan at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 67

Non-Executive Directors Fixed pay: Fees Purpose and link to strategy To attract and retain high-calibre individuals, with appropriate experience or industry- related skills, by offering market competitive fee levels. Operation Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of the Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fees may be paid in a currency other than USD. The fee of the Chairperson is set taking into account the individual’s circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. The Company may reimburse expenses incurred in the course of duties. Tax may arise on the reimbursement of certain expenses and any such tax will be paid by the Company. Certain sums or payments, including contributions to pension organizations / social security institutions, may be payable under local law by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non-Executive Director. The fees for Non-Executive Directors are set by the Committee, but no member of the Committee shall fix their own compensation, except for uniform compensation to directors for their service as directors. The Committee reviews the fees periodically. Maximum opportunity There are no set maximum fees; however, fee increases will take into account, among other things, fee levels of peer companies and any new or additional burden involved in the discharge of the role. The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Board in its sole discretion. Current fee levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Equity awards Purpose and link to strategy To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance. Operation Typically, each Non-Executive Director is granted a time-vesting restricted share unit (“RSU”) award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company’s equity incentive plan approved by shareholders from time to time. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value by (ii) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 68

The Committee reviews the award levels and the framework for determining vesting periodically. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants where there is a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the annual report on Directors' remuneration. Maximum opportunity The maximum target is 100% of the Annual Grant Value. Current Annual Grant Value levels are set out in the annual report on Directors’ remuneration. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Board in its sole discretion. Performance conditions There are no performance conditions. Recovery or withholding Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Notes to the Future Policy Table Performance measures and targets Each year, the Committee will give careful consideration to the performance measures that should apply to incentives. • For the annual bonus, the Committee considers that a combination of (i) financial measures relating to the Company’s strategic objectives; and (ii) business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. This may be combined with other non-financial measures, including measures relating to customer, people, and culture, and measures encompassing environmental, social and governance aspects. • For LTI awards and co-investment plans, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures. Targets are approved by the Committee, taking into account the Company’s growth ambitions, market expectations and the circumstances and relative performance at the time. Targets are normally set relative to budget and/or by reference to prior results. Whilst targets typically contain a performance range to incentivize minimum performance and outperformance levels relative to budget and/or prior results, they also ensure that poor performance is not rewarded. The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 69

Remuneration Policy for Other Employees While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority. Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance, which is the same as for Executive Directors. The annual bonus is paid out on an annual basis subject to the financial results of the Company and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Eligible employees participate in the same LTI programs as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time. Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors. Approach to Recruitment Remuneration The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee’s approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies. Executive Directors The Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors: • Base salary will be set in line with the Remuneration Policy. • Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits. • Pensions will be in line with the Remuneration Policy. • The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it considers appropriate (e.g. where a large portion of the year has already elapsed or as needed to attract talent under the circumstances). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors. • The LTI quantum, performance measures and targets will be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTI award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors. • The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment. The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including the value of the forfeited award, any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash and/or shares, and in one payment or over a period of years. In addition to buy-out awards, the Committee retains discretion to offer other payments (i.e. sign on payments/awards) of up to 600% of base salary at grant date, whether in cash and/or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. These payments may not be subject to any performance criteria, holding periods and/or any recovery or withholding policy. The Committee does not intend to use this discretion to offer other payments that are non-performance related, but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 70

external, independent compensation advisor to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location. Non-Executive Directors The remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Future policy table. Directors’ Contractual Arrangements Executive Directors’ service contracts The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months. As a matter of best practice, all Executive Directors’ appointment and subsequent re-appointment as a director of the Parent will be made subject to appointment and annual reappointment by shareholders at the AGM. Non-Executive Directors’ appointment agreements All Non-Executive Directors’ services are provided for in accordance with their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless their appointment is terminated earlier by either party on the giving of one month’s notice. Loss of Office When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company, which may vary by location and the Director’s contractual entitlements in order to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay. When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a ‘good leaver’ for these purposes if they leave by way of the following circumstances - (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, (v) termination without cause, (vi) resignation for a ‘good reason’ (for example, where there has been a material breach of the employment contract by the employer), and/or (vii) any other circumstances as determined by the Committee or the Board. The Committee also retains discretion to make additional payments in respect of (i) settling any claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so. Change in control The Company’s equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance up to the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event or transaction that materially affects the value of the Company’s shares or share- based awards (including, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie), an adjustment may be made to the number of shares if considered appropriate. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 71

Executive Directors Having regard to and in line with the practice for other senior employees of the Company in the relevant location/ jurisdiction, the table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director’s service with the Company, unless determined otherwise at the discretion of the Committee: Base salary Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 18 months of base salary (inclusive of any payment in lieu of notice). Benefits Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A director will not be required to repay any benefits that were provided to him/her by way of a lump sum payment, including where such payment covers a period after cessation of service. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months. Pension Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. Annual bonus / STI Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to an additional payment of 18 months annual bonus (based upon a three-year average). LTI Awards in shares and options will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award, generally a three- or four-year period after the vest date. Co-investment All outstanding and unvested awards in shares and/or options will be automatically and immediately forfeited for no consideration as of cessation of service. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award. Element of remuneration Loss of office payment policy An Executive Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual’s home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Executive Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration. Marco Sala Upon cessation of service, Marco Sala will be subject to 24 months post-termination restrictive covenants, in return for which he will receive a payment equal to the GBP equivalent of US$7.5 million as consideration. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 72

1According to a severance agreement entered into between the Company and Marco Sala, subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company’s full year business and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala’s employment is terminated for cause. Non-Executive Directors No remuneration is payable upon a Non-Executive Director’s termination, other than accrued fees (including contributions to pension organizations / social security institutions, as required by local law) and expenses, subject to the discretion of the Board. RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 73 1 In March 2026, the Committee approved revisions to Marco Sala’s service arrangements pursuant to which the existing severance agreement will be terminated and the relevant covenants incorporated into the new U.K. employment agreement that provides for loss of office payments in accordance with the policy, amongst others. Please see the section headed “Implementation of the Remuneration Policy For The Year Ending December 31, 2026” within the Remuneration Implementation Report for details of the new service arrangements.

Directors' Remuneration Report

Remuneration Implementation Report

This Remuneration Implementation Report sets out the Committee's responsibilities and activities, how the Remuneration Policy was implemented in 2025, the resulting payments to each Director, and the planned implementation of the Remuneration Policy in 2026. Information in this report has been audited where required under applicable U.K. legislation, as noted in the relevant sections.

Committee Activities

The Committee is currently comprised of three independent Non-Executive Directors. In 2025, the Committee held seven meetings, with attendance as follows:

Director	Member since	% of meetings attended
Gianmario Tondato Da Ruos (*Chair*)	April 2015	100%
Alberto Dessy	April 2015	100%
Samantha Ravich	June 2020	100%

The CEO, CFO, Senior Vice President of People and Culture, General Counsel, Company Secretary and the Committee's compensation advisor, Mercer, usually attend some or all meetings by invitation to provide support as needed. These individuals are not Committee members and are not present when their own remuneration is discussed.

The Committee assists the Board in matters relating to compensation of the Company's directors and senior management, and in overseeing the Company's broader compensation policies. The Committee also provides oversight on human capital management matters, including management succession planning, employee engagement, and talent, culture and inclusion.

During 2025, the Committee fulfilled its mandate across several key areas which are disclosed in further detail in the section headed "Board Committees and Oversight, Compensation Committee" on page 54. These included:

- Reviewed and recommended for Board approval the Directors' remuneration implementation report for the year ended 31 December 2024, which was presented for shareholder approval at the 2025 AGM;
- Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company, such as the CEO one-time retention award and the annual LTI award;
- Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on senior management compensation proposals, including regarding performance achievement under the 2025 STI plan and 2023-2025 LTI award;
- Reviewed the design of new incentive plans, including performance measures and targets, and the subsequent modifications to outstanding equity awards;
- Revised the executive compensation peer group for the Company as a pure-play global lottery organization;
- Assessed the independence of its compensation advisor, Mercer;
- Reviewed and approved (or recommended that the Board approve) management proposals regarding incentive compensation impacts arising from the Transaction, such as the special dividend's effect on outstanding equity awards and the adjustments made thereunder; and
- Reviewed voting recommendations from proxy advisory firms on compensation-related shareholder resolution proposed for the 2025 AGM.

During 2025, the Committee was advised by Mercer in its consideration of matters relating to executive compensation. Total fees for Mercer's advice to the Committee and the Board during the year were $323,523.

Mercer, part of the Marsh & McLennan Companies, Inc., is a global professional services firm and an independent third-party advisor unconnected with Brightstar. Mercer has been an independent advisor to the Committee since 2015 and its appointment was renewed for 2025. The Committee is satisfied that Mercer's advice was objective and independent.

Mercer also provides the Company with general consulting services, salary surveys, advice on fund performance of its 401(k) plans in the U.S., and benefits and retirement advisory work.

2025 AGM - Remuneration Implementation Report Voting Results

At the 2025 AGM, there was an advisory vote on our remuneration implementation report. The poll results were as follows:

Votes for	387,232,404	99.86 %
Votes against	551,197	0.14 %
Total votes cast	**387,783,601**	
Votes withheld	75,782	

2024 AGM - Remuneration Policy Voting Results

At the 2024 AGM, there was a binding vote on our remuneration policy. The poll results were as follows:

Votes for	341,520,327	89.26 %
Votes against	41,075,385	10.74 %
Total votes cast	**382,595,712**	
Votes withheld	1,648,170	

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Directors' Remuneration Report

Single Total Figure of Remuneration (audited)

Executive Directors' Remuneration as a Single Figure (audited)

The remuneration of the Executive Directors for the financial years ended December 31, 2025 and 2024 is set out below and relates to the performance of their roles as Executive Directors of the Parent or in connection with the management of the affairs of the Company.

($'000)	Salary(1)	Taxable Benefits(2)	Pension(3)	Other(4)	Total Fixed Pay	STI(5)	LTI(6) & Co-investment (7)	Total Variable Pay	Recovery or Withholding(8)	Total(9)
Marco Sala										
2025	1,069	288	1,353	—	**2,710**	1,297	2,065	**3,362**	(565)	**5,507**
2024	1,145	2,011	1,558	—	**4,715**	2,069	3,204	**5,273**	—	**9,987**
Vince Sadusky										
2025	1,500	434	12	—	**1,946**	1,517	11,203	**12,719**	—	**14,665**
2024	1,500	360	12	—	**1,872**	2,313	1,583	**3,896**	—	**5,768**
Max Chiara										
2025	800	118	12	—	**930**	888	2,142	**3,030**	(56)	**3,903**
2024	800	137	12	366	**1,315**	1,094	1,407	**2,501**	—	**3,817**

(1) Marco Sala's annual salary is $900 thousand, paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount may include true-up payments related to foreign currency fluctuations and tax equalization.

Vince Sadusky's annual salary is $1.5 million paid bi-weekly.

Max Chiara's annual salary is $800 thousand paid bi-weekly.

(2) Taxable benefits include the following:

($'000)	Housing(a)	Car & Jet Benefits	Meals & Travel Allowances	Insurance(b)	Tax(c)	Other(d)	Total Taxable Benefits
Marco Sala							
2025	—	27	12	5	244	—	**288**
2024	865	28	16	5	1,098	—	**2,011**
Vince Sadusky							
2025	208	25	—	6	118	78	**434**
2024	194	18	—	4	75	70	**360**
Max Chiara							
2025	—	—	—	9	3	106	**118**
2024	—	—	—	9	50	79	**137**

(a) Marco Sala's housing allowance payment is paid once every three years in advance in accordance with his Italian employment agreement, most recently paid in 2024. The amounts for Vince Sadusky represent his housing payment for his company-paid apartment.

(b) Includes health and life insurance.

(c) Represents tax equalization (for Marco Sala, related to long-term incentive and allowances only), as well as tax preparation services. The year-over-year decrease in value for Marco Sala reflects no taxation to be recognized related to his co-investment plan vesting value as in 2024. The decrease for Max Chiara reflects the fact that the extension of his initial hiring bonus installment in 2024 was not repeated in 2025.

(d) The amounts represent the perquisite compensation contribution to Vince Sadusky and Max Chiara. The 2025 figure for Max Chiara also includes other taxable benefits such as annual physicals and additional life insurance value as contractually committed.

(3) Marco Sala's pension includes base pension contributions (2025: $1.2 million; 2024: $1.2 million), severance contributions (2025 $80 thousand; 2024: $98 thousand) and employer social tax contributions (2025: $71 thousand; 2024: $274 thousand), in accordance with his Italian service agreement. Vince Sadusky's and Max Chiara's pension includes employer contributions to their respective U.S. defined contribution 401(k) plan. Details relating to pensions are set out in the section headed "Pensions (audited)" on page 82.

(4) The 2024 amount relates to a one-time cash payment of $200 thousand and tax gross-ups (subject to clawback if he ceases to be employed within one year from the date of payment) as an extension of Max Chiara's initial hiring bonus installments to retain and secure his continued leadership through the closing of the Transaction.

(5) Represents the annual bonus earned for the annual performance periods ended 2025 and 2024, paid in 2026 and 2025, respectively. Marco Sala's amount may include an estimated true-up payment related to foreign currency fluctuations and tax equalization.

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Directors' Remuneration Report

(6) Total long-term incentive is as follows:

	Performance Share Units[a]		Restricted Share Units[b]		Total LTI	
	Shares	($'000)	Shares	($'000)	Shares	($'000)
Marco Sala						
2025	59,820	974	66,933	1,090	**126,753**	**2,065**
2024	86,059	1,407	—	—	**86,059**	**1,407**
Vince Sadusky						
2025	134,596	2,193	553,103	9,010	**687,699**	**11,203**
2024	96,817	1,583	—	—	**96,817**	**1,583**
Max Chiara						
2025	59,820	974	71,641	1,167	**131,461**	**2,142**
2024	86,059	1,407	—	—	**86,059**	**1,407**

(a) The 2025 amount represents 82% of target performance share units subject to the 2023 through 2025 performance period, 50% expected to vest in 2026, and 50% expected to vest in 2027, multiplied by $16.29, the three-month average closing share price ended December 31, 2025. The share price at grant date of $27.49 is higher than the share price used as noted in this paragraph. As such, no amount of the values shown are attributable to share price appreciation. Details relating to the performance measures and achievement are set out in the section headed "Performance Against Performance Conditions for the LTI Vesting (audited)" on page 79, including modifications approved by the Committee in 2024.

The 2024 amount represents 106% of target performance share units subject to the 2022 through 2024 performance period, 50% vested on May 1, 2025 multiplied by $16.42, and 50% expected to vest in 2026 multiplied by $16.29, the three-month average closing share price ending December 31, 2025. The share price at grant date of $22.37 is higher than the share price used as noted in this paragraph. As such, no amount of the values shown are attributable to share price appreciation.

(b) The 2025 amount represents the number of restricted share units granted on July 14, 2025 in response to the special cash dividend approved in July 2025, expected to vest equally on the anniversary of the grant date in 2026, 2027 and 2028, multiplied by $16.29, the three-month average closing share price ending December 31, 2025. The share price at grant date of $14.74 is lower than the share price used as noted in this paragraph. As such, the values shown include amounts attributable to share price appreciation of $104 thousand, $219 thousand and $111 thousand for each of Marco Sala, Vince Sadusky and Max Chiara, respectively. Details relating to the grant are set out in the section headed "Interests and Vesting Criteria of Awards Made During the Financial Year (audited)" on page 79.

The 2025 amount for Vince Sadusky also includes the one-time retention award of restricted share units granted on February 20, 2025 in two tranches, vesting on January 1, 2027 and 2028 respectively, and subsequently adjusted on July 14, 2025 in connection with the Company's special dividend of $3.00 per ordinary share to preserve the value of the award, multiplied by $16.29, the three-month average closing share price ending December 31, 2025. The share price at grant date of $18.20 is higher than the share price used as noted in this paragraph, as such no amount of the values shown are attributable to share price appreciation. Details relating to the grant are set out in the section headed "Interests and Vesting Criteria of Awards Made During the Financial Year (audited)" on page 79.

(7) Total co-investment is as follows:

	Performance Share Units[a]		Performance Options[a]		Total Co-investment	
	Shares	($'000)	Shares	($'000)	Shares	($'000)
Marco Sala						
2025	—	—	—	—	**—**	**—**
2024	86,250	1,777	86,250	20	**172,500**	**1,797**

(a) The 2024 amount represents 100% achievement of the Co-investment plan performance conditions for certain performance share units and share options granted in 2021 subject to Absolute Total Shareholder Return, which vested 100% upon shareholder approval of the Company's 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares which vested multiplied by $20.60, the closing share price on the date of the 2024 AGM. Equity compensation for share options also takes into account a grant date strike price of $20.37, which was subsequently adjusted to $17.37 in response to the special cash dividend approved in July 2025. The share price at grant date of $20.37 is lower than the share price used as noted in this paragraph. As such, the amounts above include share price appreciation of $40 thousand as of the vest date.

(8) The 2025 amount for Marco Sala and Max Chiara represents the U.K. tax refunds received during 2025 for prior years.

(9) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A., which merged with and was absorbed by Brightstar Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), effective December 1, 2018.

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Directors' Remuneration Report

Non-Executive Directors' Remuneration as a Single Figure (audited)

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2025 and 2024 is set out below and relates to the performance of their role as a Non-Executive Director of the Parent.

($'000)	Retainers	Other fees[(1)]	Restricted Share Units[(2)]	Total[(3)]
Alberto Dessy[(4)]				
2025	119	10	241	**370**
2024	119	16	157	**292**
Enrico Drago *(appointed April 1, 2024)*				
2025	100	8	241	**349**
2024	75	—	157	**232**
Ashley M. Hunter				
2025	100	5	241	**346**
2024	100	5	157	**263**
James McCann *(Vice Chair, Lead Independent Director and Chair of the Nominating and Governance Committee)*				
2025	140	3	265	**408**
2024	140	3	173	**316**
Heather McGregor				
2025	100	2	241	**343**
2024	100	2	157	**259**
Lorenzo Pellicioli				
2025	100	6	241	**347**
2024	100	6	157	**263**
Maria Pinelli *(Chair of the Audit Committee)*				
2025	140	11	241	**392**
2024	140	10	157	**307**
Samantha Ravich				
2025	100	6	241	**347**
2024	100	6	157	**263**
Gianmario Tondato Da Ruos *(Chair of the Compensation Committee)*				
2025	130	5	241	**376**
2024	130	3	157	**290**

(1) Relates to reimbursable expenses incurred in the course of duties, including any tax liabilities arising paid by the Company under applicable tax laws, and primarily relate to meal and travel expenses for attending Board meetings in the U.K. as well as tax preparation.

(2) The 2025 amounts reflect the number of restricted share units granted on May 13, 2025, and subsequently adjusted on July 14, 2025 in connection with the Company's special dividend of $3.00 per ordinary share to preserve the value of the awards, multiplied by $16.29, the three-month average closing share price ending December 31, 2025. The restricted share units vest on the date of the 2026 AGM.

The adjustment was calculated by reference to the closing share price immediately prior to the special dividend record date, whereby the number of outstanding restricted share units was multiplied by a ratio equal to the special dividend amount divided by the closing share price at that time less the special dividend amount. The adjustment was considered appropriate to preserve the economic value and original incentive objectives, ensuring the holder is not disadvantaged by the extraordinary distribution.

The 2024 amounts have been updated to reflect the number of restricted share units granted on May 14, 2024, multiplied by $16.19, the share price on the vesting date of the 2025 AGM.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, total remuneration equals fixed remuneration.

(4) Alberto Dessy's retainers include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards.

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Directors' Remuneration Report

Performance Against Performance Conditions for the Annual Bonus Program (audited)

Annual bonuses under the STI compensation plan are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STI plan annually to evaluate whether these measures remain appropriately aligned to the Company's overall business strategy. Payment to the Executive Directors under the 2025 STI plan was based on both (i) pre-determined financial performance metrics, including Consolidated Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") - the primary financial metric, Consolidated Adjusted EBITDA minus Capital Expenditure ("Capex"), and Consolidated Revenue, and (ii) individual Management by Objectives ("MBOs").

The table below sets out the 2025 STI plan financial metrics and actual performance and the bonuses accruing in 2025 for each Marco Sala, Vince Sadusky and Max Chiara.

	Financial Performance Measures[5]				
	Consolidated Adjusted EBITDA	Consolidated Adjusted EBITDA minus Capex	Consolidated Revenue	Personal Performance Measures - MBOs[4]	Payout
Weighting	30%	30%	20%	20%	
Threshold *(in millions)*	$999	$553	$2,313		
Target *(in millions)*	$1,110	$614	$2,570		
Maximum *(in millions)*	$1,221	$675	$2,827		
Marco Sala[1]					
2025 Performance	70%	130%	50%	100%	
Payout %	21%	39%	10%	20%	
				Payout as % of Target	**90%**
				Payout as % of Maximum	**69%**
Vince Sadusky[2]					
2025 Performance	70%	167%	50%	100%	
Payout %	21%	50%	10%	20%	
				Payout as % of Target	**101%**
				Payout as % of Maximum	**61%**
Max Chiara[3]					
2025 Performance	70%	200%	50%	100%	
Payout %	21%	60%	10%	20%	
				Payout as % of Target	**111%**
				Payout as % of Maximum	**56%**

(1) Target payment to Marco Sala is based on 150% of his salary with a maximum opportunity of $1.75 million.

(2) Target payment to Vince Sadusky is based on 100% of his salary with a maximum opportunity of 167% of base salary.

(3) Target payment to Max Chiara is based on 100% of his salary with a maximum opportunity of 200% of his base salary.

(4) The overall individual MBOs score is capped at 100%, if the primary financial metric is achieved above threshold but below target.

(5) Actual financial performance for each metric is adjusted for certain allowable items in accordance with the 2025 STI plan (e.g. certain foreign exchange rate differences).

Marco Sala and Vince Sadusky

Marco Sala and Vince Sadusky shared the same MBOs under the 2025 STI plan. These objectives comprised (i) the achievement of key organizational objectives related to the Italian Lotto tender, and (ii) the execution of the Transaction, including successful technical performance and early project completion. In all instances, these objectives were delivered at a maximum level of performance, demonstrating strong alignment with Company goals and robust stakeholder confidence. In particular, Marco, working in collaboration with Vince, contributed to the development of the business plan and to operational readiness for separation and spin-off activities. The Committee considered that these outcomes reflected effective delivery against demanding milestones and supported the successful execution of the Transaction.

In addition, Vince Sadusky had a further individual MBO relating to investor relations and capital allocation goals, both of which were delivered at a maximum level, culminating in a Board-approved plan communicated to the market in July 2025.

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Directors' Remuneration Report

Max Chiara

The 2025 MBOs for Max Chiara related to (i) oversight of the implementation of headcount tracking and reporting processes, and initiating of cost-saving measures under the OPtiMA 3.0 program; (ii) the development of a comprehensive long-term capital allocation strategy, securing Board approval, enhancing the Company's equity narrative, and leading investor outreach activities, including non-deal roadshows; (iii) the reduction of recurring costs at the Parent level, together with the identification and execution of key tax and treasury initiatives. In all instances, these objectives were delivered at a high level of performance, consistently exceeding financial targets and timelines, and receiving strong endorsement from key stakeholders, including the Board and external partners. Max's precise execution of these complex initiatives, combined with his strategic and operational leadership, is instrumental to the organization's success.

Performance Against Performance Conditions for the LTI Vesting (audited)

The amount included for performance share units in the 2025 single total figure of remuneration reflects the performance share units granted in 2023. Vesting was dependent on performance over three financial years ended on December 31, 2025, and continued service until the vesting date in 2026 for 50% of the units earned and the vesting date in 2027 for the remaining 50% of units earned, expected to be in May 2026 and May 2027, respectively.

As disclosed in the 2024 Annual Reports and Accounts, the Committee approved modifications to the 2023-2025 LTI award for Executive Directors and employees continuing with the Company after the Transaction closes. The changes include excluding IGT Gaming's performance for the 2025 financial year, reflecting the Company's management approach since the announcement of the Transaction, and allowing adjustments to performance metrics to exclude non-recurring impacts from the Transaction. These modifications were aimed at preserving the original incentive objectives while ensuring fair measurement of ongoing operational performance. The Committee considered that aligning the incentive award with the Company's operational goals not only strengthens business performance, but also enhances the value of contributions from participants. The vesting dates remain unchanged.

The performance achieved against the performance targets is shown below:

2023-2025	Weighting	Threshold	Target	Maximum	2025 Performance[(3)]	Performance % of Target	Payout %
Consolidated Adjusted EBITDA (in millions)	25%	$4,399	$4,631	$4,862	$4,581	99%	83%
Consolidated Adjusted Free Cash Flow (in millions)	75%	$1,189	$1,286	$1,478	$1,603	125%	116%
Relative Total Shareholder Return (TSR) Modifier		<25th	60th	>75th	NA	26%	76%

Performance results (% of Target)[(1)]	**82%**
Total units earned (% of Maximum)[(2)]	**56%**

(1) The performance results are calculated as the weighted sum of (a) the performance of the Consolidated Adjusted EBITDA payment matrix (83%) and (b) the performance of the Consolidated Adjusted Free Cash Flow payment matrix (116%). This calculated payout % is then multiplied by the relative TSR percentile payout (76%).

(2) The maximum number of shares to be earned under the award is 145% of target.

(3) Actual financial performance for Consolidated Adjusted EBITDA and Consolidated Adjusted Free Cash Flow is adjusted for certain allowable items in accordance with the award agreement (e.g. certain foreign exchange rate differences).

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Directors' Remuneration Report

Interests and Vesting Criteria of Awards Made During the Financial Year (audited)

Performance Share Units - 2025-2027 LTI Award (audited)

The award will vest in two equal tranches, with 50% vesting in 2028 and 50% vesting in 2029, based on cumulative performance over the 2025 through 2027 period and continued service through the vesting dates. The award also provides for full vesting in the event of death and pro rata vesting in the event of disability.

The vesting of the performance share units is tied to the three performance metrics as follows.

• Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
• Three-Year Cumulative Consolidated Adjusted Free Cash Flow	Use of cash
• Relative TSR Payment Factor	Performance against peers

Three-Year Cumulative Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")

This performance metric refers to the cumulative Consolidated Adjusted EBITDA of the Company as reported in the annual public press releases issued by the Company for the three years ending December 31, 2027. Actual performance is adjusted for certain allowable items in accordance with the award agreement (e.g. certain foreign exchange rate differences). The payout level subject to this vesting criteria may be greater than, equal to, or less than the original target based on actual performance relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*≥ 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Three-Year Cumulative Consolidated Adjusted Free Cash Flow ("Three-Year Free Cash Flow")

This performance metric refers to the cumulative Consolidated Adjusted Free Cash Flow of the Company as reported in the annual public press releases issued by the Company for the three years ending December 31, 2027, excluding any upfront fees payable in connection with the Italian lottery licenses. Actual performance is adjusted for certain allowable items in accordance with the award agreement (e.g. certain foreign exchange rate differences). The payout level subject to this vesting criteria may be greater than, equal to, or less than the original target based on actual performance relative to the target as follows:

Three-Year Adjusted Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*≥ 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period, which runs from January 1, 2025 to December 31, 2027.

The final performance outcome is the weighted sum of the Three-Year Adjusted EBITDA payment matrix and the Three-Year Free Cash Flow payment matrix, multiplied by the Relative TSR Payment Factor. Actual vesting can range from 0% to 145% if all maximum performance targets are met.

Modifications

During the year, the Committee approved modifications to the 2025-2027 LTI award to adjust the 2026 and 2027 performance targets thereby modifying the three-year cumulative performance targets, each subject to a maximum payout of 75% of target. Following these modifications, actual vesting under the award is capped at 93.75% of target after application of the maximum potential Relative TSR Payment Factor to the weighted blend of the financial target results. These modifications were aimed at preserving the intended award value, align with the Company's strategic direction, while ensuring fair measurement of ongoing operational performance. The Committee determined that the original performance targets, set under operating assumptions determined prior to closing of the Transaction, no longer reflect the Company as a stand-alone lottery organization. Modifications were necessary to ensure that awards remained aligned with the Company's post-Transaction strategy and provide meaningful and motivating incentives, while applying a maximum overall payout cap of 75% of target to limit overall payouts under the modified targets.

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Directors' Remuneration Report

The details of these awards, reflecting the modifications approved during the year, are included in the table below:

Executive Director	Type of Award	Maximum Units	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date[(1)] ($'000)
Marco Sala	Performance Share Units	118,595	16%	$17.27	2,048
Vince Sadusky	Performance Share Units	266,840	16%	$17.27	4,608
Max Chiara	Performance Share Units	118,595	16%	$17.27	2,048

(1) The Face Value on Grant Date is calculated as the maximum number of units which could be earned under the award multiplied by the Price on Grant Date of May 8, 2025.

Restricted Share Units - CEO Retention Award (audited)

In February 2025, Vince Sadusky was granted a one-time retention award of restricted share units structured in two tranches (i) with a target grant value of $5 million with an opportunity to earn up to an additional 233,333 shares on the vesting date of January 1, 2027, depending on the Company's share price for the 60 days prior to that date, and (ii) with a target grant value of $2.5 million with an opportunity to earn up to 116,667 shares on the vesting date of January 1, 2028, depending on the Company's share price for the 60 days prior to that date, subject in each case to continued service on the applicable vesting date.

The Committee determined that such grant was necessary to secure the CEO's continued leadership through two critical milestones (i) the closing of the Transaction, and (ii) the transition to a pure-play lottery company, as maintaining stable and experienced leadership during this pivotal phase of the Company's transformation was essential to delivering the Board-approved strategy and to support long-term value creation for shareholders. The structure of the award also aligns the CEO's interests with long-term shareholder value by linking potential outcomes to sustained share price performance and continued service.

The award was subsequently adjusted to address the impact of the special cash dividend of $3.00 per ordinary share approved by the Board in July 2025, with additional units vesting in accordance with the original schedules. Consistent with the award terms, the special dividend amount will be deducted from the applicable share price measure to be used to assess achievement of the additional kicker shares. The adjustment was considered appropriate to preserve the economic value and original incentive objectives, ensuring the holder is not disadvantaged by the extraordinary distribution.

Tranche	Type of Award	Maximum Units[(1)]	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date[(2)] ($'000)
Tranche 1, vesting January 1, 2027	Restricted Share Units	274,725	Not subject to performance condition	$18.20	5,000
Tranche 2, vesting January 1, 2028	Restricted Share Units	137,363	Not subject to performance condition	$18.20	2,500

(1) The Maximum Units reported in the table does not include (i) the adjustments to address the impact of the special cash dividend of $3.00 per ordinary share approved by the Board in July 2025, and (ii) the additional 233,333 and 116,667 shares which could be earned by the CEO, depending on the Company's share price for the 60 days preceding and ending on the vesting date of Tranche 1 and Tranche 2, respectively.

(2) The Face Value on Grant Date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date of February 20, 2025.

Restricted Share Units - Special Dividend Adjustment (audited)

In accordance with the Company's Equity Incentive Plan, the Committee is required to make adjustments it considers appropriate and equitable as a result of the Company's payment of an extraordinary dividend. As a result, the Committee considered the implications of the Company's declaration and payment of a special cash dividend of $3.00 per ordinary share approved by the Board in July 2025 and approved adjustments to outstanding equity awards to address the impact of the dividend on plan participants. These adjustments were designed to preserve the economic value and original incentive objectives, ensuring that participants are not disadvantaged by this extraordinary distribution.

Holders of outstanding performance share units, including the Executive Directors, received an additional award of restricted share units, which will vest in three equal annual installments, beginning on the first anniversary of the grant date and continuing on each subsequent anniversary, subject to the participant's continued service through the applicable vesting dates. The award also provides for full vesting in the event of death, and pro rata vesting in the event of disability.

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The adjustment was calculated by reference to the closing share price immediately prior to the special dividend record date, with the number of outstanding performance-based units multiplied by a ratio equal to the special dividend amount divided by the closing share price at that time, less the special dividend amount. For LTI awards with completed performance periods, the number of outstanding performance-based units was determined by reference to the actual performance outcomes as at the date of adjustment, while awards with performance periods that remained outstanding were adjusted using target performance levels.

The details of these awards are included in the table below:

Executive Director	Type of Award	Maximum Units	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date(1) ($'000)
Marco Sala	Restricted Share Units	66,933	Not subject to performance condition	$14.74	987
Vince Sadusky	Restricted Share Units	141,015	Not subject to performance condition	$14.74	2,079
Max Chiara	Restricted Share Units	71,641	Not subject to performance condition	$14.74	1,056

(1) The Face Value on Grant Date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date of July 14, 2025.

Pensions (audited)

Marco Sala

Marco Sala participates in the Company's Italian pension funds at the same rates at which other eligible employees participate, which rates may differ by reference to entry date into the plan and job level. The amount in the single-figure table reflects Marco's participation in the Company's Italian pension scheme (INPS) under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by Brightstar Lottery S.p.A., formerly Lottomatica Holding S.r.l., effective December 1, 2018, and the Italian integrative pension fund (PREVIP), both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco's contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco's remuneration earned under both of his service agreements with the Parent and Brightstar Lottery S.p.A., as disclosed in the single figure table. Employer contributions are allocated to the Parent and Brightstar Lottery S.p.A. based on remuneration earned under such agreement.

In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a rate of 6.9% of Marco's base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco's employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2025, there was no accrual for an Italian severance payment for Marco.

The assumed retirement date for Marco is March 2026, in accordance with Italian regulations.

Vince Sadusky

Vince Sadusky is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. The Company provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Service (IRS) limits then in effect, which were $23,500 in 2025 with an additional "catch-up" contribution of $7,500 for employees age 50 or older as of December 31, 2025.

Max Chiara

Max Chiara is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. The Company provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Service (IRS) limits then in effect, which were $23,500 in 2025 with an additional "catch-up" contribution of $7,500 for employees age 50 or older as of December 31, 2025.

Payments to Past Directors and Payments for Loss of Office (audited)

During 2025, the Company reimbursed annual tax preparation expenses (c. $8 thousand) related to Marco Drago's service for the 2024 partial year.

There were no other payments of money or other assets made to any Director or for loss of office, in each case, at any time during the financial year ended December 31, 2025.

Annual Report and Accounts 2025 Page | 82

Directors' Remuneration Report

Statement of Director's Shareholding and Share Interests (audited)

Share Ownership Guidelines

Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current Executive Chair, Marco Sala, and CEO, Vince Sadusky). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust for the benefit of the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested restricted share units and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment plan, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines.

Executive Directors must hold all of the net settled shares they receive under the LTI award and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets their holding requirements under the Share Ownership Guidelines. Upon cessation of employment, Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for the Non-Executive Director. Unvested restricted share units and unexercised share options are not taken into account for the purposes of the guidelines. Non-compliant Non-Executive Directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements, or the exercise price of any share options or nominal value of shares, or broker fees (if any).

The Committee has the discretion to amend the shareholding guidelines at any time.

Executive Directors' Interests in Share Awards (audited)

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2025:

Date of Grant	Awards Held at January 1, 2025	Granted/ Performance Adjustments During the Year[(1)]	Shares Vested During the Year	Awards Held at December 31, 2025	Market Price at Grant Date	End of Performance Period	Vesting Date
Marco Sala							
Jul 14, 2025	—	66,933	—	66,933	$14.74	Not Applicable	2026, 2027 & 2028
May 8, 2025	—	126,502	—	126,502	$17.27	2027	2028 & 2029
May 9, 2024	95,029	—	—	95,029	$20.10	2026	2027 & 2028
May 5, 2023	73,260	—	—	73,260	$27.49	2025	2026 & 2027
May 4, 2022	81,400	4,598	(42,998)	43,000	$22.37	2024	2025 & 2026
May 18, 2021	153,304	—	(153,304)	—	$22.70	2022 & 2023	2023, 2024 & 2025
Vince Sadusky[(2)]							
Jul 14, 2025	—	141,015	—	141,015	$14.74	Not Applicable	2026, 2027 & 2028
May 8, 2025	—	284,630	—	284,630	$17.27	2027	2028 & 2029
Feb 20, 2025	—	493,744	—	493,744	$18.20	Not Applicable	2027 & 2028
May 9, 2024	213,817	—	—	213,817	$20.10	2026	2027 & 2028
May 5, 2023	164,835	—	—	164,835	$27.49	2025	2026 & 2027
May 4, 2022	91,575	5,173	(48,373)	48,375	$22.37	2024	2025 & 2026
Jan 24, 2022	62,143	—	(62,143)	—	$26.25	2023	2024 & 2025
Jan 24, 2022	285,714	—	(285,714)	—	$26.25	Not Applicable	2025

Annual Report and Accounts 2025 Page | 83

Directors' Remuneration Report

Date of Grant	Awards Held at January 1, 2025	Granted/ Performance Adjustments During the Year[(1)]	Shares Vested During the Year	Awards Held at December 31, 2025	Market Price at Grant Date	End of Performance Period	Vesting Date
Max Chiara							
Jul 14, 2025	—	71,641	—	71,641	$14.74	Not Applicable	2026, 2027 & 2028
May 8, 2025	—	126,502	—	126,502	$17.27	2027	2028 & 2029
May 9, 2024	118,787	—	—	118,787	$20.10	2026	2027 & 2028
May 5, 2023	73,260	—	—	73,260	$27.49	2025	2026 & 2027
May 4, 2022	81,400	4,598	(42,998)	43,000	$22.37	2024	2025 & 2026
May 18, 2021	91,043	—	(91,043)	—	$22.70	2022 & 2023	2023, 2024 & 2025

(1) Includes increases related to adjustments for actual performance achieved.

(2) The 493,744 restricted share units shown in the table reflect the one-time retention award approved by the Committee for Vince Sadusky on February 20, 2025, as adjusted to address the impact of the special cash dividend of $3.00 per ordinary share approved by the Board in July 2025. Details relating to the grant are set out in the section headed "Interests and Vesting Criteria of Awards Made During the Financial Year (audited)" on page 80. For the avoidance of doubt, the additional 233,333 and 116,667 shares which could be earned by the CEO, depending on the Company's share price for the 60 days preceding and ending on the vesting date of Tranche 1 and Tranche 2, respectively, are not shown in the table.

Executive Directors' Interests in Share Options (audited)

The table below sets out details of the interests of the Marco Sala in share options which are unexercised as of December 31, 2025:

Date of Grant	Awards Held at January 1, 2025	Granted/ Performance Adjustments During the Year	Exercised During the Year	Expired During the Year	Awards Held at December 31, 2025	Exercise Price[(1)]	End of Performance Period	Vesting Date	Expires On
May 11, 2021	172,500	—	—	—	172,500	$17.37	2024	2024	2028

(1) The market price at grant date was $20.37. In connection with the special cash dividend of $3.00 per ordinary share approved by the Board in July 2025, the Committee approved adjustments to the vested yet unexercised share options where the strike price was reduced by the dividend amount. The adjustment was considered appropriate to preserve the economic value and original incentive objectives, ensuring the holder is not disadvantaged by the extraordinary distribution.

Neither Vince Sadusky nor Max Chiara have any interests in share options as of December 31, 2025.

Executive Directors' Total Share Interests (audited)

The table below shows the Executive Directors' share interests as of December 31, 2025, including shares held by connected persons.

Executive Director	Performance Share Units	Restricted Share Units	Share Options	Total of Outstanding Shares and Options	Shares Beneficially Owned Outright[(1)]
Marco Sala	337,791	66,933	172,500	577,224	1,594,423
Vince Sadusky	711,657	634,759	—	1,346,416	354,880
Max Chiara	361,549	71,641	—	433,190	240,082

(1) Marco Sala and Max Chiara met the target ownership level as prescribed by the Share Ownership Guidelines, but not Vince Sadusky who only became subject to the guidelines since his appointment as CEO in January 2022, but is expected to meet the target ownership level in the next one to two years. In any event, all Executive Directors remain subject to the holding requirements prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines" on page 83.

Annual Report and Accounts 2025 Page | 84

Non-Executive Directors’ Share Interests (audited) The table below shows the Non-Executive Directors’ share interests as of December 31, 2025, unless otherwise noted, including shares held by connected persons. Non-Executive Directors do not have share options outstanding. Alberto Dessy 14,801 86,050 Enrico Drago 14,801 49,275 Ashley M. Hunter 14,801 25,572 James McCann 16,280 103,482 Heather McGregor 14,801 52,772 Lorenzo Pellicioli 14,801 181,833 Maria Pinelli 14,801 27,103 Samantha Ravich 14,801 54,357 Gianmario Tondato Da Ruos 14,801 96,257 Name Restricted Share Units(1) Shares Beneficially Owned Outright(2) (1) The restricted share units reflect the number of units granted to the Non-Executive Directors, adjusted to address the impact of the special cash dividend of $3.00 per ordinary share approved by the Board in July 2025. The adjustment was calculated by reference to the closing share price immediately prior to the special dividend record date, with the number of outstanding restricted share units multiplied by a ratio equal to the special dividend amount divided by the closing share price at that time, less the special dividend amount. The adjustment was considered appropriate to preserve the economic value and original incentive objectives, ensuring the holder is not disadvantaged by the extraordinary distribution. (2) Each of the Non-Executive Directors have met the target ownership level as prescribed by the Share Ownership Guidelines as detailed in the section headed “Share Ownership Guidelines” on page 83. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 85

Performance Graph and Table Total Shareholder Return (TSR) The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company’s nature and size. Period Ended In de x Va lu e TSR Performance Company Russell Midcap Index 31 Dec 2016 31 Dec 2017 31 Dec 2018 31 Dec 2019 31 Dec 2020 31 Dec 2021 31 Dec 2022 31 Dec 2023 31 Dec 2024 31 Dec 2025 0 50 100 150 200 250 300 350 (1) TSR is calculated using the 60-day average price for the Parent’s ordinary shares and the Russell Midcap Index for the 60 day period before the start and end dates of each period; the calculation incorporates the impact of dividends. Total Remuneration of the CEO 2016 2017 2018(2) 2019 2020 2021(2) 2022(1)(3) 2023 2024(4) 2025 Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Vince Sadusky Vince Sadusky Vince Sadusky Vince Sadusky Total remuneration ('000) $7,554 $9,239 $19,487 $6,499 $10,396 $8,167 $2,016 $12,208 $6,959 $5,768 $14,665 Annual bonus paid (% of maximum) 82% 61% 78% 83% —% 95% —% 84% 84% 84% 61% LTI vesting (% of maximum) 72% 86% 37% 26% —% 18% 100% —% —% 88% 56% (1) Marco Sala was CEO of the Company from April 7, 2015 to January 24, 2022, when he assumed the role of Executive Chair. Prior to this time, he was a director of the Company’s predecessor entities. The 2022 amount for Marco Sala reflects a pro-rata payment received by him in his role as CEO which includes salary, benefits, and true-up payments related to foreign currency fluctuations and tax equalization. (2) Total remuneration includes a housing allowance paid to Marco Sala once every three years in accordance with his Brightstar Lottery S.p.A. contract. (3) Vince Sadusky was appointed to the role of CEO effective January 24, 2022. The 2022 amount for Vince reflects his remuneration in his role as CEO. (4) The 2024 figures have been updated to reflect the values in the Single Total Figure of Remuneration. Relative Importance of Spend on Pay The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of distributions to shareholders by way of dividend and share repurchase in respect of the financial years ended December 31, 2025 and 2024: ($ in millions) 664 1,041 1,252 161 2025 2024 Total Pay(1) Distributions to shareholders(2) 0 200 400 600 800 1,000 1,200 1,400 (1) Total Pay includes wages, benefits, annual bonus, long-term incentive compensation and training and other personnel costs, and in 2025, also includes the one-time transaction related bonuses paid to certain senior management members in connection with the sale of IGT Gaming, which were intended to retain key personnel and recognize their contributions to the Transaction’s success. Total Pay in 2025 is calculated at the prior year’s foreign exchange rate to 2024 actual Total Pay and was 47% lower in 2025 than in 2024, driven by reduced employee headcount. (2) Includes payment of dividend and share repurchase. In addition to quarterly dividends, the Board declared a special cash dividend of $3.00 per ordinary share on July 1, 2025. On July 1, 2025, the Board authorized a new, two-year $500 million share repurchase program, which superseded and replaced prior authorizations. Total share repurchases in 2025 was $271 million; there were no share repurchases in 2024. (3) There were no other significant distributions, payments or uses of profit or cash flow considered relevant to understanding the relative importance of spend on pay. Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 86

Directors' Remuneration Report

Percentage Change in Director and Employee Remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

	2025			2024			2023			2022			2021		
	Salary and Fees	Benefits	STI	Salary and Fees	Benefits	STI	Salary and Fees	Benefits	STI	Salary and Fees	Benefits	STI	Salary and Fees	Benefits	STI
Employees[1]	(47)%	(42)%	(36)%	4%	15%	(24)%	3%	12%	1%	7%	3%	(6)%	4%	(8)%	100%
Executive Directors															
Marco Sala[2]	(7)%	(86)%	(37)%	14%	456%	5%	26%	(82)%	(6)%	(30)%	20%	(42)%	17%	494%	100%
Vince Sadusky[3]	-%	21%	(34)%	(11)%	19%	(8)%	24%	20%	-%	868%	-	-	(5)%	-	-
Max Chiara[4]	-%	(14)%	(19)%	-%	-%	(12)%	-%	36%	(5)%	-%	9%	(4)%	76%	(68)%	100%
Non-Executive Directors[5]															
Alberto Dessy[6]	(4)%	-	-	8%	-	-	4%	-	-	7%	-	-	2%	-	-
Enrico Drago[7]	44%	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ashley M. Hunter	-%	-	-	2%	-	-	(2)%	-	-	-%	-	-	-	-	-
James McCann	-%	-	-	(9)%	-	-	5%	-	-	8%	-	-	(13)%	-	-
Heather McGregor	-%	-	-	2%	-	-	-%	-	-	-%	-	-	-%	-	-
Lorenzo Pellicioli[8]	-%	-	-	3%	-	-	(17)%	-	-	(17)%	-	-	-%	-	-
Maria Pinelli	-%	-	-	(5)%	-	-	9%	-	-	-%	-	-	-	-	-
Samantha Ravich	-%	-	-	3%	-	-	3%	-	-	-%	-	-	-%	-	-
Gianmario Tondato Da Ruos	2%	-	-	-%	-	-	2%	-	-	-%	-	-	-%	-	-

(1) Employee percentages exclude payments made to Executive Directors. The decrease in total salary, benefits and STI in 2025 reflects the reduction in workforce following the closing of the Transaction.

(2) Marco Sala was CEO until January 24, 2022, when he assumed the role of Executive Chair; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role, while the change in 2023 reflects primarily the increase in his annual salary effective March 2023. Marco received his housing allowance payment in 2024, which is paid once every three years in advance in accordance with his Italian employment agreement.

(3) Vince Sadusky was a Non-Executive Director until January 24, 2022, when he assumed the role of CEO; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role. The changes in 2023 and 2024 reflect increases or decreases in tax gross-ups on salary and benefits, as the case may be.

(4) Max Chiara joined the Company in April 2020 and received a pro-rated salary for that year.

(5) Non-Executive Directors do not receive benefits or short-term incentives. The amount reflects the annual retainers and other fees (primarily relating to reimbursable expenses incurred in the course of duties) received. Year-on-year changes primarily relate to increases or decreases in the other fees (i.e. not the annual retainer), unless indicated otherwise.

(6) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards. The change in the amount year-over-year also reflects the amount calculated by virtue of such payment.

(7) Enrico Drago joined the Board in April 2024 and received a pro-rated amount of compensation for his services for that year.

(8) Effective January 24, 2022, Lorenzo Pellicioli retired as Chair of the Board and became a Non-Executive Director; therefore, the change in 2022 reflects the change in the amount he received due to the change in his role.

Annual Report and Accounts 2025 Page | 87

Directors' Remuneration Report

CEO Pay Ratios

The following table shows the ratio between the total pay of the CEO and the lower quartile, median and upper quartile pay of our U.K. employees.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025	Option A	255:1	161:1	104:1
2024	Option A	108:1	73:1	48:1
2023	Option A	162:1	109:1	64:1

Total pay and benefits amounts of U.K. employees used to calculate the ratio are as follows:

Year	25th percentile (Lower quartile)		Median		75th percentile (Upper quartile)	
	Total pay and benefits	Base salary	Total pay and benefits	Base salary	Total pay and benefits	Base salary
2025	$ 57,540	$ 54,395	$ 91,258	$ 80,318	$ 141,608	$ 118,507
2024	$ 56,439	$ 53,423	$ 83,144	$ 75,564	$ 126,144	$ 108,604
2023(1)	$ 49,113	$ 44,847	$ 73,514	$ 72,309	$ 124,315	$ 96,511

(1) As the median employee was hired in August 2023, they did not receive any variable pay awards for 2023.

Our ratios have been calculated using the 'Option A' methodology prescribed under the U.K. Companies (Miscellaneous Reporting) Regulations 2018. Under this option, the ratios are calculated using full-time equivalent pay and benefits of all employees providing services in the U.K. as of 31 December 2025. We believe this approach provides accurate information and representation of the ratios.

The 2025 ratio has been computed taking into account the pay and benefits of 145 U.K. employees, and full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee's data as of 31 December 2025. We calculated our pay quartiles and benefits information for our U.K. employees using:

- Full-time equivalent annualized fixed pay, which includes salary and allowances, as of 31 December 2025;
- Variable pay awards for 2025; and
- Company's contributions to pension schemes.

Total pay and benefits for the CEO for 2025 is the value reported in the single figure of remuneration table for Vincent Sadusky.

The CEO pay ratios for all quartiles, including the median quartile, doubled in 2025 compared to 2024. This increase is primarily due to the grant of one-time retention award to the CEO and vesting of the CEO's performance share units. While employee base salaries increased during this period, the CEO's base salary remained unchanged.

The median pay ratio, as disclosed above, is a multifaceted reflection of the strategic compensation practices that are designed to attract and retain top executive talent, incentivize exceptional performance, and align with the overarching goals and complexities of the Company. This ratio, while notable, is a product of deliberate policy decisions shaped by industry standards, the nature of the CEO role, and the strategic objectives of Brightstar. Brightstar's strategic compensation practices are considered at every level of the organization - both within our U.K. population and globally - to ensure consistency.

Annual Report and Accounts 2025 Page | 88

Directors' Remuneration Report

Implementation of the Remuneration Policy For The Year Ending December 31, 2026

This section sets out how the Company intends to implement the proposed Remuneration Policy for the financial year ending December 31, 2026.

In March 2026, the Committee approved revisions to Marco Sala's remuneration arrangements to align with his change in circumstances and associated revised service engagements. As of March 2026, Marco will reach his statutory retirement age in accordance with Italian legislation. Accordingly, his existing employment agreements will terminate on March 31, 2026, and will be replaced with new arrangements comprising (i) a new U.K. employment agreement with the Parent, effective April 1, 2026, under which 70% of his fixed base pay will be delivered, and (ii) a new Italian collaboration agreement with Brightstar Lottery S.p.A, effective May 1, 2026 through December 31, 2028, under which 30% of his fixed base pay will be delivered (which may also include appointment as an office holder of Brightstar Lottery S.p.A or any of its subsidiaries with remuneration covered within the fixed base pay provided under the collaboration agreement). He will receive a payment of EUR40,000 in full and final settlement and waiver of any potential claims arising from the termination of his employment agreement with Brightstar Lottery S.p.A., in accordance with the Remuneration Policy. Under the revised structure, Marco's remuneration will revert to the remuneration levels associated with the Executive Chairman role prior to 2022, resulting in a reduction in total Company costs primarily driven by reduction in social security contributions, as well as TFR (Italy's severance program) and other contributions to the Italian pension fund (PREVIP) historically related to his Italian employment.

The key elements of implementation of Marco Sala's revised remuneration arrangements for 2026 are set out in the table below. In addition, Marco's existing severance agreement will be terminated, with all relevant covenants incorporated into his new U.K. employment agreement pursuant to which his severance entitlement will increase from 12 to 18 months' fixed base pay, plus any amounts owed to him at the time of termination, subject to him being a good leaver; while his pro-rated annual bonus, calculated based on projected full-year Company performance, will continue to apply without change. The new Italian collaboration agreement with Brightstar Lottery S.p.A. will similarly include a stability clause entitling Marco to a severance payment equal to 18 months' fixed base pay, subject to him being a good leaver.

Separately, Max Chiara has indicated that he does not intend to stand for re-election at the Company's next AGM in May 2026. Although Max does not receive any additional remuneration related to his current Executive Director role, he will continue under the existing terms and conditions of his employment agreement with no anticipated changes to his total remuneration. He will remain subject to the applicable share ownership guidelines in effect for his role.

Executive Director

Elements	Implementation
Fixed pay: Salary	As of the date of this Directors' Remuneration Report, the annual fixed base pay of the Executive Directors is as set out below.

	2026	2025	Percentage Change
Marco Sala[(1)]	$750,000	$900,000	(17)%
Vince Sadusky	$1,500,000	$1,500,000	—%
Max Chiara	$800,000	$800,000	—%

(1) Annual fixed base pay is paid 70% in the U.K. in pounds sterling for duties under the U.K. employment agreement and 30% in Italy in Euros for duties under the collaboration agreement. This payment arrangement, effective April 1, 2026, requires periodic true-ups for currency fluctuations to ensure he is paid $750,000 annually.

Elements	Implementation
Fixed pay: Benefits	Each Executive Director will continue to be eligible to receive certain health, welfare and other benefits including health and life insurance, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances.

Annual Report and Accounts 2025 Page | 89

Fixed pay: Pension For the period from January 1, 2026 through March 31, 2026, Marco Sala will continue to participate in the Company’s Italian pension scheme (INPS) under his service agreement with Brightstar Lottery S.p.A and the Italian integrative pension fund (PREVIP), both of which are structured as a contribution scheme. Under the pension fund, in accordance with his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco’s contributions to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds’ contribution rates are applied to Marco’s remuneration earned under both of his service agreements with the Parent and Brightstar Lottery S.p.A. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy’s severance program) at a 6.9% rate of Marco’s base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and Brightstar Lottery S.p.A. based on remuneration earned under such agreement. From May 1, 2026, Marco will receive contributions to the Italian pension scheme (INPS) through social security contributions associated with his Italian sourced income. In addition, in April 2026, he will receive a EUR1 million contribution to his private pension plan in respect of amounts owed by the Company for his previously accrued Italian pension-related entitlements, which includes statutory severance (TFR) items and pension amounts relating to annual bonus entitlements. Vince Sadusky and Max Chiara will continue to participate in the Company’s defined contribution 401(k) plan. Brightstar provides a 3.5% company match on the first 6% of employee contributions. For 2026, the 401(k) elective deferral limit will increase to $24,500. Individuals aged 50 or older can make an additional catch-up contribution of $8,000, bringing their total allowable contribution to $32,500. In addition, under the U.S. Secure 2.0 Act, individuals aged 60 to 63 will be eligible for a special “super” catch-up contribution of up to $11,250. Variable pay: Annual Bonus Each Executive Director will continue to participate in the Company’s annual bonus, with a maximum annual bonus award opportunity as set out below: • Marco Sala - $1.75 million (2025: $1.75 million) • Vince Sadusky - 167% of base salary (2025: 167%) • Max Chiara - 200% of base salary (2025: 200%) The Company’s annual bonus for fiscal year 2026 is expected to be based on a mix of predetermined company financial metrics (80%) - Consolidated Adjusted EBITDA (30%), Consolidated Adjusted EBITDA minus Capital Expenditure (30%) and Consolidated Revenue (20%) - and individual performance metrics (20%), as approved by the Committee to ensure they appropriately align to the overall business strategy. Individual performance metrics (i.e. MBO - Management of Objectives) may include non-financial measures which may encompass environmental, social and governance aspects that promote long-term value creation. Full details of the metrics and achievement will be disclosed retrospectively. Variable pay: LTI The Committee expects to award performance-based shares for a 2026-2028 performance period, with a target grant date value as set out below: • Marco Sala - $2 million (2025: $2 million) • Vince Sadusky - $4.5 million (2025: $4.5 million) • Max Chiara - $2 million (2025: $2 million) The award is expected to be based on a combination of predetermined financial performance targets (e.g., Consolidated Adjusted Earnings Before Interest and Taxes, Consolidated Adjusted EBITDA, Consolidated Adjusted Free Cash Flow, etc.) and the Company’s relative TSR performance compared to a predetermined peer index (e.g., the Russell Midcap Index), or such other metrics as deemed appropriate and approved by the Committee to ensure they appropriately align to the overall business strategy. Actual payout opportunity will be based on performance achievement against the targets or at such levels as deemed appropriate and approved by the Committee. Full details of the metrics and achievement will be disclosed retrospectively. Elements Implementation Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 90

Variable pay: Co-investment plan No co-investment plan is expected to be entered into in 2026. However, the Committee retains discretion to determine whether co-investment plans will be entered into with the Executive Directors during the year, and if so, the terms of such arrangements. Elements Implementation Non-Executive Directors Fixed pay: Fees The fees of Chairs and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2025, as set out below. 2026 2025 Non-Executive Director $100,000 $100,000 with additional fees related to service for Chair of the Board(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 Chair of Audit Committee $40,000 $40,000 Chair of Compensation Committee $30,000 $30,000 Chair of Nominating and Corporate Governance Committee $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2026, and any changes to fees will be in line with the Remuneration Policy. Fixed pay: Equity awards The restricted share unit award agreement is expected to operate in a broadly similar manner to the year ended December 31, 2025, and the Annual Grant Value of equity awards of the Chair and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2025, as set out below. Annual Grant Value 2026 Annual Grant Value 2025 Non-Executive Director $200,000 $200,000 with additional restricted share units related to service for Chair of the Board(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the Annual Grant Value of equity awards of the Non- Executive Directors for the remainder of the financial year ending December 31, 2026, and any changes to the Annual Grant Value of equity awards will be in line with the Remuneration Policy. Elements Implementation The Directors’ Remuneration Report was approved by the Board on March 5, 2026 and signed on its behalf by: Gianmario Tondato Da Ruos Chair of the Compensation Committee March 11, 2026 Directors’ Remuneration Report Annual Report and Accounts 2025 Page | 91

Independent auditors’ report to the members of Brightstar Lottery PLC Report on the audit of the financial statements Opinion In our opinion: • Brightstar Lottery PLC’s group financial statements and company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the company’s affairs as at 31 December 2025 and of the group’s profit and the group’s cash flows for the year then ended; • the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006; • the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements, included within the Annual Report and Accounts (the “Annual Report”), which comprise: • the Consolidated Balance Sheet as at 31 December 2025; • the Parent Balance Sheet as at 31 December 2025; • the Consolidated Statement of Operations for the year then ended; • the Consolidated Statement of Comprehensive Income for the year then ended; • the Consolidated Statement of Cash Flows for the year then ended; • the Consolidated Statement of Shareholders' Equity for the year then ended; • the Parent Statement of Shareholders' Equity for the year then ended; and • the notes to the Consolidated and Parent financial statements, comprising material accounting policy information and other explanatory information. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our audit approach Overview Audit scope • Brightstar Lottery PLC is a public limited company incorporated under the laws of England and Wales and is listed on the New York Stock Exchange thus the Group is subject to group financial statements audits in both the United Kingdom (UK) and the United States of America (US). • Brightstar Lottery PLC is registered in London but maintains its corporate functions headquarters in Providence, US. Accordingly, we directed and supervised the US corporate component team to perform on-site testing for centrally accounted balances and the US component, while other component teams undertook on-site work for additional global locations. The UK Group team completed the remaining audit procedures, principally covering the consolidation and the adequacy of Independent Auditors’ Report Annual Report and Accounts 2025 Page | 92

disclosures in the Annual Report. We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Las Vegas, Nevada and Providence, Rhode Island, US) and a full scope audit of the parent. • In addition, we performed procedures on specific balances at four non-significant components. • During the year, the group engagement team had virtual and in person meetings with the relevant component audit teams. Key audit matters • Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) • Fair valuation of investments in subsidiaries (parent) Materiality • Overall group materiality: $24.0 million (2024: $28.5 million) based on approximately 5% of adjusted profit before tax from continuing operations. • Overall company materiality: $56.2 million (2024: $101.8 million) based on approximately 1% of total assets. • Performance materiality: $18.0 million (2024: $21.4 million) (group) and $42.2 million (2024: $76.4 million) (company). The scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. Key audit matters Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. The key audit matters below are consistent with last year. Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $2,360 million and $151 million, respectively, for the year ended 31 December 2025. The group’s revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgement in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. We considered this a key audit matter given the level of complexity and judgement involved in understanding the revenue affecting terms and conditions in the group’s revenue contracts. Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgement. Our procedures included the following: • Evaluated the design and testing the operating effectiveness of management’s controls to determine performance obligations, allocate a reasonable fair value to each and so to recognise revenue appropriately based upon the contractual terms and conditions; • On a sample basis, we selected revenue items from a full revenue listing and tested the completeness and accuracy of amounts recognised by determining whether the relevant obligations had been appropriately recognised and had been performed and allocated an appropriate value based upon the contractual terms of the associated contract; and • Evaluated the adequacy of disclosures in the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter Independent Auditors’ Report Annual Report and Accounts 2025 Page | 93

Fair valuation of investments in subsidiaries (parent) As described in note 3 to the Parent financial statements, the fair value of the investments in subsidiaries as at 31 December 2025 is $4,540 million (2024: $7,820 million). The Company has made an accounting policy choice to fair value its investments in subsidiaries based on a discounted cash flow analysis. Due to the nature and complexity in the valuations involved, we identified a significant risk that the fair value of the investments in subsidiaries may be misstated. The risk is principally driven by the estimation risk associated with the weighted average cost of capital and the long-term growth rate applied to the discounted cash flow model. Our procedures included the following: • Together with our valuation experts, assessed whether the key assumptions, including weighted average cost of capital and long term growth rate, and inputs were appropriate and the methodologies adopted by management and their expert in determining the fair value of the investments in subsidiaries as at 31 December 2025; • Assessed the underlying cash flows used in the discounted cash flow models by assessing the accuracy of management’s historical forecasting, testing material adjustments to the cash flows, and testing the mathematical accuracy of the model; • Assessed management’s expert’s qualifications and independence to determine whether there were any matters that might affect their objectivity or may have imposed scope limitations upon their work; and • Evaluated the adequacy of disclosures in the financial statements and sensitivity analysis set out in notes to the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter How we tailored the audit scope We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the industry in which they operate. The group’s accounting process is structured around a local finance function in each of the group’s reporting components. These functions maintain their own accounting records and controls and report to the head office finance team through an integrated consolidation system. Brightstar Lottery PLC is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions in Providence, Rhode Island, US; (ii) the gaming business for part of the year in Las Vegas, Nevada, US and (iii) the Lottery business in Rome, Italy. The worldwide engagement team is aligned to Brightstar Lottery PLC’s geographical organisation and broadly mirrors the group’s management structure - the group engagement team is based in London and supported by component teams in Boston, Massachusetts, US and in Rome, Italy. Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Boston and Rome, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported. We performed certain specified audit procedures across four non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, cash and cash equivalents, net system & equipment - contract and depreciation and amortisation. In total, the audit work performed accounted for approximately 84% of consolidated net revenue and approximately 94% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation. Independent Auditors’ Report Annual Report and Accounts 2025 Page | 94

The impact of climate risk on our audit As part of our audit we made enquiries of management to understand the extent of the potential impact of climate risk on the group’s and company’s financial statements, and we remained alert when performing our audit procedures for any indicators of the impact of climate risk. Our procedures did not identify any material impact as a result of climate risk on the group’s and company’s financial statements. Materiality The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows: Financial statements - group Financial statements - company Overall materiality $24.0 million (2024: $28.5 million). $56.2 million (2024: $101.8 million). How we determined it Approximately 5% of adjusted profit before tax from continuing operations. Approximately 1% of total assets. Rationale for benchmark applied We consider adjusted profit before tax to be a suitable measure given the group is profit orientated and a key metric for relevant stakeholders. We have applied this benchmark of total assets, a generally accepted auditing practice, which reects the nature of the entity as a holding company that principally holds investments in subsidiaries. For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $13.5 million and $23.5 million (with $24.0 million being used for the parent for the purpose of the group audit). We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2024: 75%) of overall materiality, amounting to $18.0 million (2024: $21.4 million) for the group financial statements and $42.2 million (2024: $76.4 million) for the company financial statements. In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate. We agreed with those charged with governance that we would report to them misstatements identified during our audit above $2.3 million (group audit) (2024: $2.5 million) and $5.6 million (company audit) (2024: $10.1 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons. Conclusions relating to going concern Our evaluation of the directors’ assessment of the group's and the company’s ability to continue to adopt the going concern basis of accounting included: • Assessing the design and implementation of key controls relating to forecasting; • Testing the appropriateness of management’s cash flow forecasts and performing a retrospective review of actual performance to budget; • Reviewing any new debt agreements or amendments to confirm the terms and conditions, including covenants. The covenants were consistent with those used in management’s going concern assessment; • Testing the mathematical accuracy of models; • Performing audit procedures over the group and company levels of liquidity; and • Reviewing the going concern basis of preparation disclosure in the financial statements. Independent Auditors’ Report Annual Report and Accounts 2025 Page | 95

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Reporting on other information The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below. Strategic Report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2025 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report. Directors' Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Responsibilities of the directors for the financial statements As explained more fully in the Statement of directors’ responsibilities in respect of the financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so. Independent Auditors’ Report Annual Report and Accounts 2025 Page | 96

Auditors’ responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to health and safety, environmental and export regulations, data protection, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006, lottery licenses and corporation and employment tax regulations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included: • Evaluation and testing of the operating effectiveness of management’s controls designed to prevent and detect irregularities. • Discussions with the Executive Vice President and Chief Financial Officer, Director of Internal Audit, the Senior Vice President and Chief Accounting Officer and Executive Vice President, General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud. • Assessment of matters reported on the group’s whistleblowing helpline and the results of management’s investigation of such matters. • Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates such as the fair valuation of investments in subsidiaries (parent) and revenue recognition (group). • Identifying and testing the validity of journal entries, in particular certain journal entries posted with unusual account combinations for revenue and journals posted by senior management. • Incorporating elements of unpredictability in our testing. There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non- compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report. Use of this report This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Independent Auditors’ Report Annual Report and Accounts 2025 Page | 97

Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not obtained all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or • certain disclosures of directors’ remuneration specified by law are not made; or • the company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. Jaskamal Sarai (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Watford 11 March 2026 Independent Auditors’ Report Annual Report and Accounts 2025 Page | 98

BRIGHTSTAR LOTTERY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Balance Sheet at December 31, 2025 and 2024 ....................................................................................... 100 Consolidated Statement of Operations for the years ended December 31, 2025 and 2024 ...................................... 101 Consolidated Statement of Comprehensive Income for the years ended December 31, 2025 and 2024 ................ 102 Consolidated Statement of Cash Flows for the years ended December 31, 2025 and 2024 ..................................... 103 Consolidated Statement of Shareholders' Equity for the years ended December 31, 2025 and 2024 ..................... 105 Notes to the Consolidated Financial Statements ............................................................................................................... 106 Financial Statements Annual Report and Accounts 2025 Page | 99

Brightstar Lottery PLC Consolidated Balance Sheet ($ in millions) December 31, Notes 2025 2024 Assets Current assets: Cash and cash equivalents 1,446 584 Restricted cash and cash equivalents 54 35 Trade and other receivables, net 5 526 468 Inventories, net 6 116 113 Other current assets 7 193 125 Assets held for sale 3 — 4,693 Total current assets 2,336 6,019 Systems, equipment and other assets related to contracts, net 11 678 581 Property, plant and equipment, net 11 90 81 Right-of-use assets 12 103 111 Goodwill 14 2,833 2,758 Intangible assets, net 15 125 89 Other non-current assets 7 3,107 617 Total non-current assets 6,936 4,237 Total assets 9,272 10,256 Liabilities and shareholders' equity Current liabilities: Accounts payable 766 633 Current portion of long-term debt 16 118 208 Payable to ADM 1,680 — Other current liabilities 17 717 766 Liabilities held for sale 3 — 1,133 Total current liabilities 3,281 2,740 Long-term debt, less current portion 16 4,060 5,160 Deferred income taxes 18 205 176 Lease liabilities 12 87 98 Other non-current liabilities 17 342 119 Total non-current liabilities 4,695 5,553 Total liabilities 7,976 8,293 Shareholders’ equity Share capital 21 21 Share premium 2,985 2,980 Retained deficit (2,630) (1,828) Other reserves 20 600 487 Total Brightstar Lottery PLC’s shareholders’ equity 977 1,660 Non-controlling interests 319 303 Total shareholders’ equity 1,296 1,963 Total liabilities and shareholders’ equity 9,272 10,256 The accompanying notes are an integral part of these consolidated financial statements. The consolidated financial statements were approved by the Board of Directors on March 5, 2026 and signed on its behalf on March 11, 2026 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 Financial Statements Annual Report and Accounts 2025 Page | 100

Financial Statements

Brightstar Lottery PLC
Consolidated Statement of Operations
($ and shares in millions, except per share amounts)

	Notes	For the year ended December 31, 2025	2024
Service revenue (includes amortization of upfront license fees)	4, 24	2,361	2,363
Product sales	4, 24	151	149
Total revenue	4, 24	2,512	2,512
Cost of services (excluding Depreciation and amortization)		1,097	1,052
Cost of product sales (excluding Depreciation and amortization)		126	110
General and administrative		207	227
Research and development		45	41
Sales and marketing		123	122
Depreciation and amortization		248	227
Restructuring	13	27	38
Interest expense, net	16	217	294
Foreign exchange loss (gain), net		125	(52)
Other expense, net		54	57
Income from continuing operations before provision for income taxes		243	396
Provision for income taxes	18	165	253
Income from continuing operations		79	143
Less: Net income attributable to non-controlling interests from continuing operations		65	79
Net income from continuing operations attributable to Brightstar Lottery PLC		14	64
Income from discontinued operations, net of tax	3	123	328
Gain on sale of discontinued operations, net of tax		107	—
Income from discontinued operations, net of tax	3	230	328
Less: Net income attributable to non-controlling interests from discontinued operations	3	4	6
Net income from discontinued operations attributable to Brightstar Lottery PLC		226	322
Net income		309	472
Less: Net income attributable to non-controlling interests		69	85
Net income attributable to Brightstar Lottery PLC		240	387
Net income from continuing operations attributable to Brightstar Lottery PLC per ordinary share - basic	22	0.07	0.32
Net income from continuing operations attributable to Brightstar Lottery PLC per ordinary share - diluted	22	0.07	0.31
Net income from discontinued operations attributable to Brightstar Lottery PLC per ordinary share - basic	22	1.15	1.60
Net income from discontinued operations attributable to Brightstar Lottery PLC per ordinary share - diluted	22	1.14	1.58
Net income attributable to Brightstar Lottery PLC per ordinary share - basic	22	1.21	1.92
Net income attributable to Brightstar Lottery PLC per ordinary share - diluted	22	1.21	1.90
Weighted-average shares - basic	22	197	202
Weighted-average shares - diluted	22	199	204

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2025 Page | 101

Brightstar Lottery PLC Consolidated Statement of Comprehensive Income ($ in millions) For the year ended December 31, Notes 2025 2024 Net income 309 472 Foreign currency translation adjustments, net of tax 20 148 (26) Unrealized gain on hedges, net of tax 20 1 4 Unrealized gain on other, net of tax 20 — — Other comprehensive income (loss), net of tax (1) 20 149 (23) Comprehensive income 457 449 Less: Comprehensive income attributable to non-controlling interests 105 65 Comprehensive income attributable to Brightstar Lottery PLC 352 384 (1) All items in other comprehensive income (loss), net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of a $(0.3) million and $(0.1) million of unrealized losses on defined benefit plans for the years ended December 31, 2025 and 2024, respectively, which are included in unrealized gain on other, net of tax. The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2025 Page | 102

Brightstar Lottery PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, Notes 2025 2024 Cash flows from operating activities Net income 309 472 Less: Income from discontinued operations, net of tax 3 230 328 Adjustments to reconcile net income from continuing operations to net cash Amortization of upfront license fees 223 200 Depreciation 214 200 Foreign exchange loss (gain), net 125 (52) Amortization 34 27 Loss on extinguishment of debt 16 19 — Stock-based compensation 21 15 38 Redeemable non-controlling interest 13 41 Deferred income taxes 18 (45) (33) Other non-cash items, net 14 14 Changes in operating assets and liabilities, excluding the effects of divestitures: Trade and other receivables (14) (85) Inventories 1 (5) Accounts payable 89 106 Accrued interest payable (25) (17) Accrued income taxes (11) 45 Italian lotto license payment (926) — Other assets and liabilities (19) 42 Net cash (used in) provided by operating activities from continuing operations (214) 666 Net cash provided by operating activities from discontinued operations 150 437 Net cash (used in) provided by operating activities (64) 1,103 Cash flows from investing activities Capital expenditures (316) (149) Investment in SP Loterias SPE S.A. (53) — Other investing activities, net 1 — Net cash used in investing activities from continuing operations (367) (150) Net cash provided by (used in) investing activities from discontinued operations 3,877 (205) Net cash provided by (used in) investing activities 3,510 (355) Cash flows from financing activities Principal payments on long-term debt 16 (2,936) (500) Net repayments of Revolving Credit Facilities (515) (175) Net (payments on) receipts from financial liabilities (11) 24 Net payments of short-term borrowings — (16) Proceeds from long-term debt 1,862 556 Repurchases of ordinary shares (271) — Receipts from (payments on) foreign currency derivative 46 (7) Dividends paid (770) (161) Dividends paid - non-controlling interests (163) (159) Return of capital - non-controlling interests (69) (73) Capital increase - non-controlling interests 386 2 Other financing activities, net (80) (49) Net cash used in financing activities from continuing operations (2,523) (558) Net cash used in financing activities from discontinued operations (153) (70) Net cash used in financing activities (2,676) (628) Net increase in cash and cash equivalents 770 121 Effect of exchange rate changes on cash and cash equivalents 30 (46) Cash and cash equivalents at the beginning of the period 647 572 Cash and cash equivalents at the end of the period 1,446 647 Less: Cash and cash equivalents of discontinued operations — 63 Cash and cash equivalents at the end of the period 1,446 584 Financial Statements Annual Report and Accounts 2025 Page | 103

Brightstar Lottery PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, 2025 2024 Supplemental disclosures of cash flow information from continuing operations: Cash paid during the period for: Interest 269 310 Income taxes 220 241 Non-cash investing activities: Capital expenditures 74 38 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2025 Page | 104

Financial Statements

Brightstar Lottery PLC
Consolidated Statement of Shareholders' Equity
($ in millions)

	Share Capital	Share Premium and Equity Reserves	Retained (Deficit) Earnings	Other Reserves (Note 20)	Total Brightstar Lottery PLC Equity	Non-Controlling Interests (Note 23)	Total Equity
Balance at December 31, 2023	21	2,958	(2,053)	490	1,415	374	1,789
Net income	—	—	387	—	387	85	472
Other comprehensive (loss) income, net of tax	—	—	—	(3)	(3)	(20)	(23)
Total comprehensive income (loss)	—	—	387	(3)	384	65	449
Stock-based compensation (Note 21)	—	44	—	—	44	—	44
Capital increase	—	—	—	—	—	2	2
Tax benefit on stock-based compensation	—	(5)	—	—	(5)	—	(5)
Shares issued under stock award plans	—	(17)	—	—	(17)	—	(17)
Return of capital	—	—	—	—	—	(41)	(41)
Dividends paid/declared	—	—	(161)	—	(161)	(98)	(259)
Balance at December 31, 2024	21	2,980	(1,828)	487	1,660	303	1,963
Net income	—	—	240	—	240	69	309
Other comprehensive income, net of tax	—	—	—	113	113	36	149
Total comprehensive income	—	—	240	113	352	105	457
Stock-based compensation (Note 21)	—	17	—	—	17	—	17
Capital increase	—	—	—	—	—	65	65
Shares issued under stock award plans	—	(12)	—	—	(11)	—	(11)
Divestiture of non-controlling interest	—	—	—	—	—	(24)	(24)
Repurchases of ordinary shares	—	—	(271)	—	(271)	—	(271)
Return of capital	—	—	—	—	—	(41)	(41)
Dividends paid/declared	—	—	(770)	—	(770)	(88)	(858)
Balance at December 31, 2025	21	2,985	(2,630)	600	977	319	1,296

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2025 Page | 105

Brightstar Lottery PLC Notes to the Consolidated Financial Statements 1. Description of Business In July 2025, we changed our corporate name from International Game Technology PLC to Brightstar Lottery PLC (NYSE: BRSL) (“Brightstar”). We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this Annual Report. As such, unless we expressly indicate or the context requires otherwise, the terms “Brightstar,” “company,” “we,” “us,” and “our” in this filing refer to Brightstar Lottery PLC (the “Parent”) and where appropriate, its consolidated subsidiaries. Brightstar is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our best-in-class lottery operations, retail, and digital solutions, and award-winning lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity and responsibility. On July 1, 2025, the Company completed the sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (“the Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds”), pursuant to definitive agreements (the “Transaction Agreements”) entered into on July 26, 2024. Refer to Note 3. Discontinued Operations and Assets Held for Sale. De Agostini S.p.A. (“De Agostini”), a century-old publishing, media, and financial services company that is incorporated in Italy, has a controlling interest in Brightstar. As of December 31, 2025, De Agostini had an economic interest of approximately 45.7% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 62.7% of the total voting rights (excluding treasury shares). De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. (“B&D Holding”) which is incorporated in Italy and the largest group to consolidate these financial statements. B&D Holding is owned by members of the Boroli and Drago families. Our remaining shares not held by De Agostini are publicly held. 2. Summary of Material Accounting Policy Information The principal accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. Applicable material accounting policies are disclosed in line with IAS 1 requirements. These policies have been consistently applied to all years presented, unless otherwise noted. Basis of Preparation The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 (“CA 2006”) (together “IFRS”). Our consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data and employee headcount data, or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. As further described in Note 3. Discontinued Operations and Assets Held for Sale, on July 1, 2025, the Company completed the sale of IGT Gaming, which met the criteria to be reported as a discontinued operation during the third quarter of 2024. As a result, IGT Gaming is presented in the Consolidated Financial Statements as a discontinued operation for all periods presented. In the presentation of our consolidated statements of operations and associated footnotes, certain prior period amounts have been reclassified to conform with the current period presentation. We implemented these changes to align with industry practices, streamline reporting for our investors, aggregate depreciation and amortization into a single financial statement line item, and to enhance transparency by further disaggregating expense categories including separately presenting sales and marketing expenses. These reclassifications have no effect on previously reported total revenues, income from continuing operations, or net income Financial Statements Annual Report and Accounts 2025 Page | 106

Principles of Consolidation The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income in the consolidated statement of operations. Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheet. Critical Estimates, Judgments, and Assumptions The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates. The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant of which include the following Key Judgments (♣) and Significant Estimates (♦): • Revenue, refer to accounting policy, page 108 (♣) • Goodwill, refer to accounting policy, page 111 (♦) and Note 14, page 127 (♦) • Disclosure and Recording of Liabilities Related to Legal Proceedings, refer to accounting policy, page 112 (♦) and Note 19, page 139 (♦) • Investments in Subsidiaries, refer to Note 3 of Parent Financial Statements, page 159 (♣ ♦) New Accounting Standards - Recently Adopted The Company has applied the following amendment for the first time for the annual reporting period commencing January 1, 2025: • Lack of Exchangeability - Amendments to IAS 21 Application of this amendment did not have a material effect on the consolidated financial statements. New Accounting Standards and interpretations not yet adopted In April 2024, the International Accounting Standards Board ("IASB") issued IFRS 18, Presentation and Disclosure in Financial Statements, to replace IAS 1, Presentation of the Financial Statements. The new standard requires that each line item is classified into one of five defined categories: operating, investing, financing, income taxes, or discontinued operations and that certain subtotals are presented on the statement of profit or loss based in a prescribed organization of the five categories. IFRS 18 also permits disclosure for management-defined performance measures but creates a requirement that, within a single note, the performance measures be explained and reconciled to the most comparable subtotal defined under IFRS. Additional guidance addresses whether expense items are presented by nature or function on the statement of profit or loss, and requires that when certain items are presented by function, a separate disclosure is required with expense information by nature. Other areas of guidance include aggregation and disaggregation of expense items based on shared characteristics and amendments to statement of cash flow presentation guidance. The amendments are effective for periods beginning on or after January 1, 2027. We will adopt IFRS 18 upon the effective date with a required retrospective application. Although the adoption of IFRS 18 will have no impact on profit or loss, the standard is expected to result in changes to the presentation and classification of certain line items with the Consolidated Statement of Operations that we continue to evaluate. We do not currently expect that any other recently issued accounting guidance will have a material impact on the entity in the current or future reporting periods. Financial Statements Annual Report and Accounts 2025 Page | 107

Revenue We account for a contract with a customer when: we have written approval; the parties are committed to perform their respective obligations; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable. We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amount is immaterial. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period. In determining the transaction price, we do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize variable revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts. Additional information on revenue recognition is included in Note 4 – Revenue Recognition. Significant Judgments and Estimates (♣) Revenue recognition is impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates. (♣) Our contracts with customers often include promises to transfer multiple products and services to a customer. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the promised products and services specified in the arrangement are distinct performance obligations. Contracts may consist of a combination of products and services delivered at or over different time periods. We apply judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. (♣) Judgment is required to determine the standalone selling price (“SSP”) for each distinct performance obligation. The SSP is the price at which we would sell a promised product or service separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our products and services that are reassessed on a periodic basis or when facts and circumstances change. In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. (♣) Determining whether we are acting as a principal or an agent for subcontractor services or third-party vendor services requires judgment. In certain arrangements, revenue from sales of third-party vendor products or services are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion. Financial Statements Annual Report and Accounts 2025 Page | 108

Contract Costs Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred. Advertising Advertising costs, which primarily consist of outside marketing services, trade shows and conferences, sponsorships, and other general costs associated with marketing the Company’s products and services, are expensed as incurred. Advertising expense was $14 million, and $16 million for the years ended December 31, 2025 and 2024, respectively. Research and Development Costs Research and development (“R&D”) costs, which principally include employee compensation costs, are expensed as incurred, as the criteria to capitalize development costs have not been met, as described below in the Capitalized Software Development Costs policy. Cash and Cash Equivalents Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. Restricted Cash and Cash Equivalents Restricted cash and cash equivalents consist primarily of cash balances held on behalf of our customers, the use of which is restricted based on the contract with the customer. Allowance for Expected Credit Losses We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, current market and economic conditions, as well as management’s expectations of future conditions. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected. We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible. For amounts due from the majority of our Lottery customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity. Inventories Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory. Upfront License Fees We periodically make long-term investments in contracts to obtain the right to supply products and/or services to our customers. As consideration, we pay upfront fees, which are classified as other non-current assets in the Consolidated Balance Sheet. We recognize, on a straight-line basis, the amortization of these upfront fees as a reduction of service revenue, to the extent that the customer did not transfer us any distinct goods or services, over the estimated economic life of the contract term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of these fees is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not Financial Statements Annual Report and Accounts 2025 Page | 109

be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the Consolidated Statement of Cash Flows. Fair Value Measurements We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows: • Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets • Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments • Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability The carrying values of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short- term nature. Derivative Financial Instruments We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Cash flows from our derivatives are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items. For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income, net of tax and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income, net of tax to the same income statement line as the earnings effect of the hedged item. Changes in the fair value of derivative instruments not designated as hedges are recorded in foreign exchange loss (gain), net in the consolidated statement of operations. Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”). Systems & Equipment are assets that primarily support our operating contracts and FMCs (collectively, the “Contracts”) and are principally composed of lottery assets, including those that are accounted for as operating leases with our customers. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, general and administration, and R&D. Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet available for use are classified as construction in progress and are not depreciated until placed into service. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized. Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Financial Statements Annual Report and Accounts 2025 Page | 110

We calculate our recoverable amount as fair value less costs to dispose. Leases We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use (“ROU”) assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received. We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable. Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we remeasure the ROU asset and lease liability. Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term. Certain of our long-term lottery arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue. Goodwill The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses. (♦) Goodwill is tested for impairment annually, in the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The goodwill impairment test compares the recoverable amount of a cash-generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit’s recoverable amount. In performing the goodwill impairment test, we estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. When certain qualitative criteria are met, we will use the most recently calculated recoverable amount from a preceding period in the impairment test. Goodwill is tested for impairment at the cash-generating unit level, which is the same level as our single operating segment. Capitalized Software Development Costs Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software within Systems, equipment and other assets related to contracts, net and Intangible assets, net - Computer software and amortized over the useful life to depreciation and amortization in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized within Property, plant and equipment, net and amortized over the useful life to depreciation and amortization expenses in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively. Financial Statements Annual Report and Accounts 2025 Page | 111

Cost incurred after technological feasibility is established and until the software is available for general release for external use, are capitalized within intangible assets, net, and amortized over the estimated useful life to depreciation and amortization expenses in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively. Intangible Assets Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses. Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, computer software, developed technologies, and licenses, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in depreciation and amortization expenses in the Consolidated Statements of Operations depending on the use and nature of the asset. Income Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date. Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. We use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods. We have not recorded a deferred tax liability in respect of any future remittance of earnings of foreign subsidiaries where we are able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. Process for Disclosure and Recording of Liabilities Related to Legal Proceedings (♦) Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, we comply with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and related guidance, and record liabilities in those instances where we can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range of possible outcomes, we record as an accrual in the financial statements the most likely estimate of the loss, or the midpoint of the range if there is no one best estimate and any point in a continuous range is as likely as any other. We either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or state that such an estimate cannot be made. We disclose significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if we believe there is at least a reasonable possibility that a loss may be incurred. All legal costs are expensed as incurred. Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that we may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on our results of operations or cash flows in the period in which they are recorded. Based on experience and developments, we reexamine our estimates of probable liabilities and associated expenses and receivables each quarterly period, and whether we are Financial Statements Annual Report and Accounts 2025 Page | 112

able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, we make additions to or adjustments of our estimated liabilities. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against us could change in the future. Foreign Currency Translation and Foreign Currency Transactions The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders’ equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period. Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange loss (gain), net, net in the consolidated statement of operations. Stock-Based Compensation Stock-based compensation expense represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award’s expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards’ expected vesting periods. The credit entry for stock-based compensation expense is recognized within Share Premium and Equity Reserves. Financial Statements Annual Report and Accounts 2025 Page | 113

3. Discontinued Operations and Assets Held for Sale IGT Gaming Discontinued Operations and Assets Held for Sale On July 1, 2025, the Company completed the previously announced sale of IGT Gaming to the Buyer owned by funds managed by affiliates of the Apollo Funds, pursuant to the Transaction Agreements entered into on July 26, 2024. IGT Gaming and Everi were simultaneously acquired in the Transaction, resulting in a privately owned combined company and no further equity ownership of IGT Gaming for the Parent’s shareholders, except for De Agostini’s investment referenced under “Additional Disclosures.” Total consideration, net of $134 million of cash and restricted cash transferred, was $4.1 billion and resulted in a pre-tax gain on sale of $141 million ($107 million net of $34 million of income taxes related to the internal separations). The consideration is inclusive of a $47 million receivable from the Buyer, which will be collected through 2026. The criteria for reporting the IGT Gaming disposal group as held for sale were met upon entering into the Transaction Agreements in 2024. The Transaction represented a strategic shift that had a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying consolidated financial statements as a discontinued operation for all periods presented. The following represents the major classes of the IGT Gaming assets and liabilities held for sale: December 31, ($ in millions) 2024 Assets: Cash and cash equivalents 63 Trade and other receivables, net 321 Inventories, net 153 Other current assets 254 Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net 408 Goodwill 1,783 Intangible assets, net 1,429 Other non-current assets 283 Assets held for sale 4,693 Liabilities: Accounts payable 139 Other current liabilities 410 Deferred income taxes 142 Other non-current liabilities 443 Liabilities held for sale 1,133 At December 31, 2025 and December 31, 2024, there were no other disposal groups that met the requirements to be classified as held for sale included in assets held for sale in our consolidated balance sheet. Financial Statements Annual Report and Accounts 2025 Page | 114

Financial Statements

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

	For the year ended December 31,	
($ in millions)	**2025**	**2024**
Total revenue	796	1,810
Total cost of revenue	289	784
General and administrative	168	366
Other expense, net	150	257
Income from discontinued operations before provision for income taxes	189	403
Provision for income taxes	66	75
Gain on sale of discontinued operations before provision for income taxes	141	—
Provision for income taxes on sale of discontinued operations[(1)]	34	—
Income from discontinued operations, net of tax	230	328
Less: Net income attributable to non-controlling interests from discontinued operations	4	6
Net income from discontinued operations attributable to Brightstar Lottery PLC	226	322

(1) Relates to tax effects of the internal separations of certain assets to IGT Gaming.

Continuing Involvement

The Company has continuing involvement with the IGT Gaming business via a transition services agreement ("TSA"). As part of the TSA, the Company provides various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which the Company receives compensation. These services generally expire within two years of the Transaction closing.

In addition, the Company and IGT Gaming license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company's 60.0% ownership in Rhode Island VLT Company LLC ("RI VLT"), we retained our ownership interest, but entered into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming.

The Parent guarantees a lease between IGT Gaming (lessee) and a third-party lessor, which expires on September 30, 2032. As of December 31, 2025, the maximum exposure under the guarantee for base rent under the lease is $101 million. In addition, a bank has issued a letter of credit on behalf of IGT Gaming for the benefit of the Parent, which provides partial credit support for this exposure. On an annual basis, IGT Gaming is obligated to cause the term of the letter of credit to be extended and the stated amount to be increased by three percent. As of December 31, 2025, the Parent's estimated liability is $10 million, which is included within Other current liabilities and Other non-current liabilities in the consolidated balance sheet.

	For the year ended December 31,	
Selected Cash Flows from Discontinued Operations ($ millions)	**2025**	**2024**
Depreciation and amortization	—	185
Cash paid during the period for:		
Interest	5	11
Income taxes[(1)]	108	98
Capital expenditures	93	222
Payment on license obligations	137	29

(1) Includes amounts paid by the disposal group for U.S. and foreign taxes, as well as taxes paid in connection with the separation activities.

Annual Report and Accounts 2025 Page | 115

4. Revenue Recognition Disaggregation of Revenue The following table summarizes revenue disaggregated by the source of the revenue: For the year ended December 31, ($ in millions) 2025 2024 Operating and facilities management contracts 2,530 2,507 Upfront license fee amortization (223) (200) Operating and facilities management contracts (includes amortization of upfront license fees) 2,307 2,308 Systems, software, and other 54 55 Service revenue (includes amortization of upfront license fees) 2,361 2,363 Product sales 151 149 Total revenue 2,512 2,512 Refer to Note 24. Segment Information for revenues by geographical location. Sources of Revenue Service Revenue Service revenue is derived from the following sources: • Operating and facilities management contracts (includes amortization of upfront license fees); and • Systems, software, and other Operating and facilities management contracts (includes amortization of upfront license fees) Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including creating games, determining payouts, collecting wagers through our network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, supplying materials including play slips, tickets, and receipts, and marketing and point-of-sale materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service). Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details. Our revenue from FMCs is generated by designing, installing, and operating the online lottery system and retail terminal network. Under a typical FMC, we maintain ownership of the technology and equipment, and we are responsible for capital investments throughout the duration of the contract, although investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. FMCs typically include a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. We generally provide our lottery customers retailer terminal and communication network equipment through operating leases. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The Financial Statements Annual Report and Accounts 2025 Page | 116

amount of transaction price to which we are entitled is typically variable based on a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, although under certain of our agreements, we may receive fixed fees for certain goods or services. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance. Systems, software, and other Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e- vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. Product Sales Product sales are derived from lottery products: Product sales revenue primarily includes the sale of lottery equipment, lottery systems, and printed products. Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install turnkey lottery systems or lottery equipment (inclusive of point-of- sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price. The lottery authority maintains, in most instances, responsibility for lottery operations. Our credit terms are predominantly short-term in nature. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below. Our other lottery product sales are primarily derived from the production and sales of instant tickets and related services under instant ticket services contracts. Instant ticket services contracts are priced based on a percentage of ticket sales revenue or on a price per unit basis. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the instant tickets to the customer) based on the contractual terms of each arrangement. Contract Balances Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within other current assets and other non-current assets in the consolidated balance sheet, was $54 million and $48 million at December 31, 2025 and December 31, 2024, respectively. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within other current liabilities and other non-current liabilities in the consolidated balance sheet, was $62 million and $61 million at December 31, 2025 and December 31, 2024, respectively. The amount of revenue recognized during the years ended December 31, 2025 and 2024 that was included in the contract liabilities balance at the beginning of each period was $22 million and $25 million, respectively. Financial Statements Annual Report and Accounts 2025 Page | 117

Financial Statements

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2025, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $733 million. Of this amount, we expect to recognize as revenue approximately 28% within the next 12 months, approximately 33% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through July 9, 2036.

5. Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,	
($ in millions)	**2025**	**2024**
Trade and other receivables, gross	527	469
Allowance for credit losses [(1)]	(1)	(1)
Trade and other receivables, net	526	468

[(1)] As of and for the years ended December 31, 2025 and 2024, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $440 million and $403 million during the years ended December 31, 2025 and 2024, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash (used in) provided by operating activities in the Consolidated Statement of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At December 31, 2025 and 2024, we had $149 million and $152 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Consolidated Balance Sheet. The net cash flows relating to these collections are reported as financing activities in the Consolidated Statement of Cash Flows.

The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses:

	December 31, 2025		December 31, 2024	
($ in millions)	**$**	**%**	**$**	**%**
Current	485	92.0 %	447	95.4 %
Past due	42	8.0 %	22	4.6 %
	527	100.0 %	469	100.0 %

As of December 31, 2025 and December 31, 2024, approximately 80% and 92%, respectively, of past due trade receivables were less than 31 days past due, approximately 16% and 2%, respectively, were 31 to 90 days past due, and the remaining balances were greater than 91 days past due.

6. Inventories, net

	December 31,	
($ in millions)	**2025**	**2024**
Raw materials	28	25
Work in progress	2	3
Finished goods	96	87
Inventories, gross	126	114
Obsolescence reserve [(1)]	(10)	(2)
Inventories, net	116	113

[(1)] As of and for the year ended December 31, 2025, balances and activity related to excess and obsolete inventory reserves were immaterial.

The cost of inventories related to product sales that were recognized as an expense during 2025 and 2024 was $130 million and $112 million, respectively.

Annual Report and Accounts 2025 Page | 118

Financial Statements

7. Other Assets

Other Current Assets

($ in millions)	*Notes*	December 31, 2025	2024
Receivable from Buyer		47	—
Prepaid expenses		47	42
Income taxes receivable		43	12
Value-added tax receivable		12	12
Contract assets	4	12	9
Other tax receivables		10	10
Customer financing receivables, net		8	4
Deferred costs		2	12
Other		13	24
		193	125

Other Non-Current Assets

($ in millions)	License Term	Amortization Start Date [(1)]	*Notes*	December 31, 2025	2024
Upfront license fees, net:					
Italian Lotto	9 years	December 2025		2,601	—
Italian Scratch & Win	9 years	October 2019		287	346
New Jersey	15 years, 9 months	October 2013		31	39
Indiana	16 years, 1 month	June 2015		5	6
Italian Lotto	9 years	December 2016		—	83
Rhode Island	20 years, 6 months	January 2023		3	3
				2,927	478
Investments valued at equity				65	11
Contract assets			4	43	39
Deferred income taxes			18	40	37
Customer financing receivables, net				4	1
Other				28	51
				3,107	617

(1) Upfront license fees are amortized on a straight-line basis.

Italian Lotto License

On July 16, 2025, the Company was notified by ADM that Lottoitalia, a consortium comprised of Allwyn, Arianna 2001, and Novomatic Italia, and led by Brightstar, had been awarded the Italian Gioco del Lotto ("Italian Lotto") license, effective as of December 1, 2025. The Italian Lotto license has a term of nine years beginning December 1, 2025. The first €500 million ($579 million) installment of the €2,230 million investment was paid on July 17, 2025. On November 28, 2025, Lottoitalia made the second installment payment of €300 million ($347 million), with the balance of €1,430 million ($1,680 million) to be made in 2026.

Annual Report and Accounts 2025 Page | 119

8. Fair Value Measurements Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis As of December 31, 2025, the carrying amounts of our significant financial assets and liabilities measured at fair value on a recurring basis are as follows: December 31, 2025 ($ in millions) Balance Sheet Location Level 1 Level 2 Level 3 Total Fair Value Assets: Derivative assets Other current assets — — — — Equity investments Other non-current assets 5 — — 5 Liabilities Derivative liabilities Other current liabilities — 3 — 3 As of December 31, 2024, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, and derivative liabilities of $6 million, $5 million, and $48 million, respectively. Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustment for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates, among others. Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis The Parent guarantees a lease between IGT Gaming (lessee) and a third-party lessor. Refer to Note 3 - Discontinued Operations and Assets Held for Sale for further information. As of December 31, 2025, the Parent’s estimated liability is $10 million, which was determined at the closing of the sale of IGT Gaming. The balance is included within Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheet. We classify the liability as Level 3 since the significant inputs to the liability include the expected risk exposure by year as well as historical default rates of companies with similar risk profiles as IGT Gaming. The exposure from the base rent was $107 million at the date of the sale of IGT Gaming. Financial Assets and Liabilities Not Carried at Fair Value Long-term debt The fair value of Senior Secured Notes are valued using quoted market prices or dealer quotes for identical or similar instruments. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The carrying amount of long-term debt was $4,169 million and $5,361 million, and the estimated fair value was $4,181 million and $5,346 million at December 31, 2025 and 2024, respectively. If measured at fair value in the financial statements, long- term debt (including the current portion) would be classified in the fair value hierarchy. Equity method investments Equity method investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value. No impairment loss was recorded for all periods presented. 9. Derivative Financial Instruments We use derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing. Cash Flow Hedges The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2025 and 2024 were $88 million and $68 million, respectively. The amount recorded within other comprehensive (loss) income at December 31, 2025 is expected to impact the consolidated statement of operations in 2026. Refer to Note 20 – Shareholders’ Equity - Other Reserves for further information. Financial Statements Annual Report and Accounts 2025 Page | 120

Derivatives Not Designated as Hedging Instruments The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2025 and 2024 was $291 million and $942 million, respectively. Included in the outstanding foreign currency forward contracts at December 31, 2025 were two forward contracts entered into in the third quarter of 2024 related to anticipated proceeds from the sale of IGT Gaming. Specifically, the Company entered into deal-contingent foreign exchange forward contracts for a notional amount of €450 million, with no upfront cash cost, to manage its exposure to foreign currency exchange rate fluctuations of the U.S. denominated proceeds against the Euro. The forward contracts net cash settled in July 2025, realizing a gain of $61 million for the year ended December 31, 2025. There were unrealized losses of $34 million as of December 31, 2024. All realized and unrealized gains and losses are classified within foreign exchange loss (gain), net in the Consolidated Statement of Operations. 10. Financial Risk Management Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position. Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purpose of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2 – Summary of Material Accounting Policy Information, and Note 9 – Derivative Financial Instruments. The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place. Interest Rate Risk Indebtedness Our exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. At December 31, 2025 and 2024, approximately 36% and 25% of our debt portfolio was exposed to interest rate fluctuations, respectively. Our exposure to floating rates of interest primarily relates to the Revolving Credit Facilities, Euro Term Loan Facilities due January 2027, and Euro Term Loan Facilities due September 2030. At December 31, 2025 and December 31, 2024, we did not hold any interest rate swaps. A hypothetical 100 basis points increase in interest rates for 2025 and 2024, would have resulted in approximately $15 million and $9 million, of incremental interest expense attributed to continuing operations, respectively. For 2024, incremental interest expense attributed to discontinued operations would have resulted in approximately $4 million. Foreign Currency Exchange Rate Risk We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when our subsidiaries enter into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements. Transactional Risk Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to Financial Statements Annual Report and Accounts 2025 Page | 121

minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts. The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $84 million and $86 million for December 31, 2025 and 2024, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, we undertake to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA. From time to time, our subsidiaries enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness. At December 31, 2025, our subsidiaries had forward contracts for the sale of approximately $147 million of foreign currency (primarily euro, Canadian dollar, Swiss franc, New Taiwan dollar, and Colombian peso) and the purchase of approximately $232 million of foreign currency (primarily U.S. dollar, British pounds, Mexican peso, and Polish zlotys). At December 31, 2024, our subsidiaries had forward contracts for the sale of approximately $93 million of foreign currency (primarily euro, Canadian dollar, Swiss franc, New Taiwan dollar, and Colombian Peso) and the purchase of approximately $918 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Mexican peso). Translation Risk Certain of our subsidiaries are located in countries that are outside of the U.S., in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders’ equity within other reserves. Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $14 million for 2025 and $60 million for 2024, respectively. Capital Management The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios (as described for our debt facility covenants) in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company. We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities. Our capital structure is as follows: December 31, ($ in millions) 2025 2024 Total Debt (Note 16) 4,178 5,368 Less: Cash and cash equivalents 1,446 584 Less: Debt issuance costs, net - U.S. Dollar Revolving Credit Facility A due July 2027 4 — Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2027 4 — Total Net Debt 2,723 4,784 Total Equity 1,296 1,963 Financial Statements Annual Report and Accounts 2025 Page | 122

11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net Systems & Equipment, net consists of the following: ($ in millions) Terminals and Systems Furniture and Equipment Construction in Progress Total Estimated life (in years) < 10 5 - 10 Net book value Balance at December 31, 2023 809 34 86 928 Additions 8 5 102 114 Depreciation (147) (11) — (157) Reclassification as held for sale (262) (1) (42) (305) Disposals (1) — — (1) Foreign currency translation 1 (1) (5) (5) Transfers 86 7 (87) 6 Other 2 — — 2 Balance at December 31, 2024 495 33 53 581 Additions 15 6 236 257 Depreciation (155) (12) — (167) Foreign currency translation 5 — 2 7 Transfers 171 2 (174) — Balance at December 31, 2025 531 29 118 678 Balance at December 31, 2024 Cost 2,048 146 53 2,247 Accumulated depreciation (1,553) (113) — (1,666) Net book value 495 33 53 581 Balance at December 31, 2025 Cost 2,249 153 118 2,519 Accumulated depreciation (1,718) (123) — (1,841) Net book value 531 29 118 678 Financial Statements Annual Report and Accounts 2025 Page | 123

Financial Statements

PPE, net consists of the following:

($ in millions)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Estimated life (in years)		40	5 - 10		
Net book value					
Balance at December 31, 2023	1	14	73	28	115
Additions	—	1	6	21	27
Depreciation	—	—	(13)	—	(14)
Reclassification as held for sale	—	(3)	(33)	(9)	(45)
Foreign currency translation	—	—	5	—	5
Transfers	—	(6)	6	(7)	(6)
Other	—	—	(2)	—	(2)
Balance at December 31, 2024	1	5	43	32	81
Additions	—	—	6	18	25
Depreciation	—	—	(15)	—	(15)
Disposals	—	—	3	—	3
Foreign currency translation	—	—	(5)	—	(5)
Transfers	—	—	46	(45)	—
Balance at December 31, 2025	1	5	79	5	90
Balance at December 31, 2024					
Cost	1	13	290	32	336
Accumulated depreciation	—	(8)	(247)	—	(255)
Net book value	1	5	43	32	81
Balance at December 31, 2025					
Cost	1	14	267	5	287
Accumulated depreciation	—	(9)	(188)	—	(197)
Net book value	1	5	79	5	90

	For the year ended December 31,	
($ in millions)	2025	2024
Depreciation expense	182	171

12. Leases

Lessee

We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

Annual Report and Accounts 2025 Page | 124

The classification of our leases in the consolidated balance sheet is as follows: December 31, ($ in millions) Balance Sheet Classification 2025 2024 Assets: ROU asset, net (1) Right-of-use assets 103 111 Total lease assets 103 111 Liabilities: Lease liability, current Other current liabilities 34 32 Lease liability, non-current Lease liabilities 87 98 Total lease liabilities 121 130 (1) ROU assets are recorded net of accumulated amortization of $162 million and $182 million at December 31, 2025 and 2024, respectively. ROU asset, net, by class of underlying assets is as follows: December 31, ($ in millions) 2025 2024 Real estate 85 102 Vehicles 4 4 Other equipment 13 5 Total ROU asset, net 103 111 Components of expense related to leases are as follows: For the year ended December 31, ($ in millions) 2025 2024 Real estate 27 25 Vehicles 2 2 Other equipment 4 2 Total amortization expense 32 29 Interest expense 7 7 Variable lease costs (1) 17 17 Short-term lease expense 24 23 (1) Includes immaterial amounts related to sublease income. Maturities of lease liabilities at December 31, 2025 are as follows ($ in millions): Year Total (1) 2026 40 2027 29 2028 21 2029 16 2030 11 Thereafter 21 Total lease payments 139 Less: Imputed interest (18) Present value of lease liabilities 121 (1) The maturities above exclude leases that have not yet commenced. We have committed lease payments of $16 million for leases that will commence in 2026 with lease terms of up to 9 years. Financial Statements Annual Report and Accounts 2025 Page | 125

Financial Statements

Cash flow information and non-cash activity related to leases is as follows:

($ in millions)	For the year ended December 31, 2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows	7	7
Finance cash flows	34	30
Non-cash activity:		
ROU assets obtained in exchange for lease obligations (net of early terminations)	22	31

13. Restructuring

OPtiMa 3

During the third quarter of 2024, we initiated a restructuring plan ("OPtiMa 3") to realign and optimize our cost structure due to ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the sale of IGT Gaming. The plan is focused on realigning and optimizing our general & administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio.

OPtiMa 3.1 commenced in the third quarter of 2024. Since the plan's inception, we incurred approximately $36 million in severance and related employee costs through December 31, 2025. In the second quarter of 2025, we commenced OPtiMa 3.2, which is expected to be completed within an approximate 12-month period from inception. During the year ended December 31, 2025, we incurred $29 million under OPtiMa 3.2 in severance and related employee costs, and expect to incur an additional $3 million in other costs during the 12-month period from inception. Cash payments associated with these programs are expected to be made through 2032.

2021 Italian Workforce Redundancies

In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapsed, by commencing voluntary early retirement programs. Since the plan's inception, we incurred approximately $31 million in severance and related employee costs associated with these early retirement programs through December 31, 2025, as management and the identified employees reached a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the year ended December 31, 2025, we incurred nominal costs of severance and related employee costs under the plan. During the year ended December 31, 2024, we incurred $1 million of severance and related employee costs under the plan.

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Financial Statements

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under the above and other ongoing plans for the years ended December 31, 2025 and 2024:

	OPtiMa 3 Plan			
	OPtiMa 3.1	OptiMa 3.2	2021 Italian Workforce Redundancies	Total
Balance at December 31, 2023	—	—	21	21
Restructuring expense	37	—	—	37
Payments	(7)	—	(6)	(12)
Reversals of expense and other[(1)]	(2)	—	(1)	(3)
Impact of update to discount rate	—	—	1	1
Balance at December 31, 2024	28	—	16	44
Restructuring expense	—	29	—	29
Payments	(20)	(3)	(5)	(29)
Reversals of expense and other[(1)]	1	—	2	3
Impact of update to discount rate	—	—	—	—
Balance at December 31, 2025	10	26	12	47

[(1)] Includes foreign currency translation adjustments

All liabilities are related to severance and related employee costs.

14. Goodwill

Changes in the carrying amount of goodwill consist of the following:

	December 31,	
($ in millions)	**2025**	**2024**
Balance at beginning of year	2,758	4,592
Foreign currency translation	76	(37)
Reclassification as held for sale	—	(1,798)
Balance at end of year	2,833	2,758

Total goodwill at December 31, 2024 is net of $1.4 billion of accumulated impairment losses, included within Assets Held for Sale.

Impairment

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the recoverable amount of our cash-generating unit (which is the same as our reportable segment) with its carrying amount, and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount.

Annual Report and Accounts 2025 Page | 127

(♦) We estimate the recoverable amount of the cash-generating unit using either an income approach based on projected discounted cash flows, a market approach, or a combination of both. The procedures we follow include, but are not limited to, the following: • Analysis of the conditions in, and the economic outlook for, the cash-generating unit; • Analysis of general market data, including economic, governmental, and environmental factors; • Review of the history, current state, and future operations of the cash-generating unit; • Analysis of financial and operating projections based on historical operating results, industry results, and expectations; • Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and • Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis. (♦) Under the income approach, the recoverable amount of the cash-generating unit is determined based on the present value of the unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long- term outlook for the cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in the cash-generating unit and in internally developed forecasts. The market approach considers comparable market data based on multiples of earnings before interest, taxes, depreciation and amortization. Estimating the recoverable amount of the cash-generating unit requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts. As permitted by IAS 36, Impairment of Assets, the recoverable amounts resulting from the most recent detailed calculations were used for the 2025 annual impairment test as the standard’s criteria was considered satisfied: the margin by which the recoverable amount exceeded the cash generating unit’s carrying amount (commonly referred to as “headroom”) was substantial; there have been no significant changes in the assets and liabilities; and the likelihood that the recoverable amount would be less than the carrying amount is remote. The date of the most recent detailed recoverable amount calculation and resulting headroom is as follows: Date of most recent recoverable amount calculation Headroom December 31, 2023 >100% The key assumptions to which the calculation of fair value less costs of disposals that are most sensitive include the cash- generating unit’s forecasted EBITDA, long-term growth rates, and discount rate. The values assigned to these key assumptions reflect Brightstar Lottery’s experience. Reasonably possible changes in any of these key assumptions would not result in a material difference in the recoverable amount. As of December 31, 2025 and 2024, the carrying amount of trademarks with indefinite lives was nominal. Financial Statements Annual Report and Accounts 2025 Page | 128

Financial Statements

15. Intangible Assets, net

Intangible assets at December 31, 2025 and 2024 are summarized as follows:

	Net Book Value								
($ in millions)	Customer relationships	Trademarks (indefinite-lived)	Trademarks (definite-lived)	Computer software	Licenses	Developed technologies	Capitalized software development	Other	Total
Balance at December 31, 2023	720	245	58	61	370	54	29	15	1,551
Additions	—	1	—	21	7	—	—	1	30
Amortization	(9)	—	—	(13)	(3)	—	—	(3)	(28)
Reclassification as held for sale	(679)	(245)	(58)	(34)	(355)	(50)	(29)	(12)	(1,463)
Foreign currency translation	—	—	—	(4)	—	—	—	2	(1)
Write-off and other	—	—	—	(3)	2	—	—	—	(1)
Balance at December 31, 2024	32	1	—	30	21	3	—	2	89
Additions	—	—	—	50	17	—	—	—	68
Amortization	(9)	—	—	(15)	(8)	—	—	(1)	(33)
Foreign currency translation	—	—	—	(5)	9	—	—	—	5
Write-off and other	—	—	—	(3)	—	—	—	—	(3)
Balance at December 31, 2025	23	1	—	57	39	3	—	2	125
December 31, 2024									
Cost	718	1	—	270	77	37	—	25	1,129
Accumulated amortization	(683)	—	—	(240)	(56)	(34)	—	(23)	(1,036)
Accumulated impairment loss	(3)	—	—	—	—	—	—	—	(3)
	32	1	—	30	21	3	—	2	89
Weighted average life (in years)	15.1	—	—	6.3	5.2	12.7	—	10.1	
December 31, 2025									
Cost	602	1	1	327	110	37	—	27	1,106
Accumulated amortization	(576)	—	(1)	(270)	(71)	(34)	—	(26)	(978)
Accumulated impairment loss	(3)	—	—	—	—	—	—	—	(3)
	23	1	—	57	38	3	—	2	125
Weighted average life (in years)	15.1	—	—	5.6	5.4	12.7	—	9.7	

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Financial Statements

	For the year ended December 31,	
	2025	2024
Amortization expense	34	27

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2026	35
2027	27
2028	18
2029	7
2030	6
	94

16. Debt

Our long-term debt obligations consist of the following:

	December 31, 2025			December 31, 2024			
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Other	Total
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	—	—	750	(2)	—	748
3.500% Senior Secured Euro Notes due June 2026	—	—	—	779	(2)	—	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	—	—	—	750	(2)	—	748
2.375% Senior Secured Euro Notes due April 2028	588	(2)	586	519	(2)	—	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(3)	747	750	(4)	—	746
4.250% Senior Secured Euro Notes due March 2030	588	(6)	581	519	(6)	—	513
5.750% Senior Secured U.S. Dollar Notes due January 2033	750	(8)	742	—	—	—	—
Senior Secured Notes	2,675	(18)	2,657	4,068	(18)	—	4,050
Euro Term Loan Facilities due January 2027	235	(1)	234	623	(1)	(5)	617
Euro Term Loan Facilities due September 2030	1,175	(6)	1,169	—	—	—	—
Revolving Credit Facility B due July 2027	—	—	—	334	(2)	—	332
Revolving Credit Facility A due July 2027	—	—	—	163	(3)	1	161
Long-term debt, less current portion	4,085	(25)	4,060	5,188	(25)	(3)	5,160
Euro Term Loan Facilities due January 2027	118	—	118	208	—	—	208
Current portion of long-term debt	118	—	118	208	—	—	208
Total debt	4,203	(25)	4,178	5,396	(25)	(3)	5,368

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Financial Statements

At December 31, 2025, $3 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings was recorded as Other non-current assets in the consolidated balance sheet. At December 31, 2024, there were no debt issuance costs, net recorded as Other non-current assets in the consolidated balance sheet.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2025 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2026	—	118	118
2027	—	470	470
2028	—	823	823
2029	750	235	985
2030	—	1,058	1,058
2031 and thereafter	750	—	750
Total principal	1,500	2,703	4,203

Senior Secured Notes

All of the senior secured notes (the “Notes”) were rated BBB- by Fitch Ratings, Inc. (“Fitch”), Ba1 by Moody’s Investor Service (“Moody’s”), and BB+ by Standard & Poor’s Ratings Services (“S&P”), at December 31, 2025. The key terms of the Notes are as follows:

Description	Principal (in millions)	Effective Interest Rate	Issuer(s)
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	Parent
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	Parent
4.250% Senior Secured Euro Notes due March 2030	€500	4.52%	Brightstar Lottery Holdings B.V.
5.750% Senior Secured U.S. Dollar Notes due January 2033	$750	5.93%	Parent/Brightstar Global Solutions Corporation

The issuer of the debt (each, an “Issuer”) may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Issuer may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Issuer may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Issuer will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

The 2.375% Senior Secured Euro Notes due April 2028 and the 5.250% Senior Secured U.S. Dollar Notes due January 2029 are guaranteed by certain of the Parent’s subsidiaries. The 4.250% Senior Secured Euro Notes due March 2030 (the “4.250% Notes”) and the 5.750% Senior Secured USD Notes due January 2033 are guaranteed by the Parent and certain of its other subsidiaries. The Notes are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable.

Interest on the Notes is payable semi-annually in arrears. The Notes contain customary covenants and events of default. At December 31, 2025, the Issuers were in compliance with such covenants.

In December 2025, the Parent and Brightstar Lottery Global Solutions Corporation, a subsidiary of the Parent, as co-issuers, issued $750 million of 5.750% Senior Secured Notes due January 2033 (the "5.750% Notes") at par. The 5.750% Notes are guaranteed on a senior basis by certain of the Parent’s other subsidiaries. The Company used the proceeds from the sale of the 5.750% Notes and cash on hand to redeem $750 million of the Parent's outstanding $750 million 6.250% Senior Secured U.S. Dollar Notes due January 2027 (the “6.250% Notes”) at a redemption price of $1,012.20 per $1,000.00 of the 6.250% Notes on December 16, 2025 and to pay certain debt issuance costs incurred in connection with the 5.750% Notes.

The Company recorded a $10 million loss on extinguishment of debt in connection with the redemption of the 6.250% Notes, which is classified in other expense, net in the Consolidated Statement of Operations for the year-ended

Annual Report and Accounts 2025 Page | 131

December 31, 2025. The guarantees of the 5.750% Notes by the Parent’s applicable subsidiaries are full and unconditional and rank equally with all other unsecured obligations of such subsidiaries. Prior to December 15, 2028, the Issuers may redeem the 5.750% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From December 15, 2028 to December 15, 2029, the Issuers may redeem the 5.750% Notes in whole or in part at 102.875% of their principal amount together with accrued and unpaid interest. From December 15, 2029 to December 15, 2030, the Issuers may redeem the 5.750% Notes in whole or in part at 101.438% of their principal amount together with accrued and unpaid interest. On or after December 15, 2030, the Issuers may redeem the 5.750% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. Upon the occurrence of certain events constituting a change of control, the Issuers may be required to offer to repurchase all of the 5.750% Notes at a price equal to 101% of the principal amount together with accrued and unpaid interest. In certain events of default, the 5.750% Notes outstanding may become due and payable immediately. Concurrent with the sale of IGT Gaming, the Parent exercised its right to redeem in whole the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and the 3.500% Senior Secured Euro Notes due June 2026 for total consideration, excluding interest, of $750 million and €750 million ($878 million), respectively, and prepaid €300 million ($350 million) and $53 million of the 2027 Euro Term Loan Facilities (as defined below) and the Revolving Credit Facilities (as defined below), respectively. The Company recorded a $6 million loss on extinguishment of debt in connection with such redemptions and prepayments, which is classified in other expense, net in the Consolidated Statement of Operations for the year ended December 31, 2025. In September 2024, Brightstar Lottery Holdings B.V. issued €500 million of the 4.250% Notes at par. The Company used the proceeds from the 4.250% Notes primarily to redeem the 6.500% Senior Secured U.S. Dollar Notes due February 2025 in full at par for total consideration, excluding interest, of $500 million. The Company recorded a $0.4 million loss on extinguishment of debt in connection with such redemption, which is classified in other expense, net in the Consolidated Statement of Operations for the year ended December 31, 2024. 2030 Euro Term Loan Facilities In March 2025, the Parent, Brightstar Lottery S.p.A., a subsidiary of the Parent, and certain other subsidiaries of the Parent entered into a Senior Facilities Agreement (the “2030 TLF Agreement”) which provides for two senior secured term loan facilities each in the amount of €500 million to Brightstar Lottery S.p.A. (each a “2030 Euro Term Loan Facility” and collectively the “2030 Euro Term Loan Facilities”). The Company used the proceeds from one 2030 Euro Term Loan Facility in March 2025 to repay borrowings under the Revolving Credit Facilities and the proceeds from the other 2030 Euro Term Loan Facility in June 2025 to fund its proportionate share of the Italian Lotto license fee. Brightstar Lottery S.p.A. must repay the 2030 Euro Term Loan Facilities in installments, as detailed below: Due Date Amounts (€ in millions) September 14, 2027 200 September 14, 2028 200 September 14, 2029 200 September 14, 2030 400 Interest on the 2030 Euro Term Loan Facilities is payable either three or six months in arrears at rates equal to the applicable EURIBOR plus a margin based on the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P. At December 31, 2025, the effective interest rate on the 2030 Euro Term Loan Facilities was 3.48%. The 2030 Euro Term Loan Facilities are guaranteed by the Parent and certain of its other subsidiaries, and are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. Upon the occurrence of certain events, Brightstar Lottery S.p.A. may be required to prepay its 2030 Euro Term Loan Facilities in full. The 2030 TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, provides that such limit is eliminated if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are equal to or higher than Baa3/BBB-, and provides that dividends and repurchases in an aggregate amount not exceeding the difference between the net proceeds of $4.1 billion from the sale of IGT Gaming and $2 billion, during the period commencing July 1, 2025 and expiring on January 1, 2027, are permitted. The 2030 TLF Agreement also Financial Statements Annual Report and Accounts 2025 Page | 132

contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2025, the Parent was in compliance with such covenants. 2027 Euro Term Loan Facilities The Parent, Brightstar Lottery Holdings B.V., a subsidiary of the Parent, and certain of its other subsidiaries of the Parent are party to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “2027 TLF Agreement”), which provided for two €500 million senior secured term loan facilities maturing in January 2027, one to the Parent and one to Brightstar Lottery Holdings B.V. (each a “2027 Euro Term Loan Facility” and collectively the “2027 Euro Term Loan Facilities”). In July 2025, the Parent made a principal payment of €300 million on its 2027 Euro Term Loan Facilities, and thus, is no longer a borrower under the 2027 TLF Agreement. Brightstar Lottery Holdings B.V. must repay its 2027 Euro Term Loan Facility in installments, as detailed below: Due Date Amount (€ in millions) January 25, 2026 100 January 25, 2027 200 Interest on such 2027 Euro Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P and (ii) the Parent’s ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2025 and 2024, the effective interest rate on such 2027 Euro Term Loan Facility was 3.52% and 4.81%, respectively. Such 2027 Euro Term Loan Facility is guaranteed by the Parent and certain of its other subsidiaries and is secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. Upon the occurrence of certain events, Brightstar Lottery Holdings B.V. may be required to prepay its 2027 Euro Term Loan Facility in full. The 2027 TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, provides that such limit is eliminated if any two of the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P are equal to or higher than Baa3/BBB-, and provides that dividends and repurchases in an aggregate amount not exceeding the difference between the net proceeds of $4.1 billion from the sale of IGT Gaming and $2 billion, during the period commencing July 1, 2025 and expiring on January 1, 2027, are permitted. The 2027 TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2025, the Parent was in compliance with such covenants. Revolving Credit Facilities The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 27, 2022 (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 2027: Facility(1) Maximum Amount Available (in millions) Revolving Credit Facility A $650 Revolving Credit Facility B €800 (1) The Parent, Brightstar Lottery Global Solutions Corporation, Brightstar Lottery Foreign Holdings B.V., and Brightstar Lottery S.p.A. are all borrowers under the Revolving Credit Facilities. At December 31, 2025, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $650 million and €800 million ($940 million) respectively. Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for borrowings in Euro, plus a margin based on (i) the Parent’s solicited long-term credit ratings issued by Fitch, Moody’s, and S&P and (ii) the Parent’s ESG rating by ISS. At December 31, 2025, there were no borrowings under the Financial Statements Annual Report and Accounts 2025 Page | 133

Financial Statements

Revolving Credit Facilities. At December 31, 2024, the weighted average effective interest rate on the Revolving Credit Facilities was 5.71%.

The RCF Agreement provides that the following fees, which are recorded in Interest expense, net in the Consolidated Statement of Operations, are payable quarterly in arrears:

- Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin.
- Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2025.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of the Parent's solicited long-term credit ratings issued by Fitch, Moody's, and S&P are lower than Ba1/BB+ and $550 million if any two of the Parent's solicited long-term credit ratings issued by Fitch, Moody's, and S&P are equal to or higher than Ba1/BB+, provides that such limit is eliminated if any two of the Parent's solicited long-term credit ratings issued by Fitch, Moody's, and S&P are equal to or higher than Baa3/BBB-, and provides that dividends and repurchases in an aggregate amount not exceeding the difference between the net proceeds of $4.1 billion from the sale of IGT Gaming and $2 billion, during the period commencing July 1, 2025 and expiring on January 1, 2027, are permitted. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA), a covenant requiring the Parent to reduce or cause to be reduced the Company's financial indebtedness by $2 billion on or before January 1, 2026 and events of default. At December 31, 2025, the Parent was in compliance with such covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2025 and 2024, there were no borrowings under such credit facilities.

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under unsecured uncommitted demand credit facilities made available by several financial institutions. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2025 and 2024 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding [(1)]	Weighted-Average Annual Cost
December 31, 2025	263	0.71 %
December 31, 2024	111	1.06 %

[(1)] There were no letters of credit outstanding under the Revolving Credit Facilities.

Annual Report and Accounts 2025

Page | 134

Financial Statements

Interest Expense, Net

($ in millions)	For the year ended December 31, 2025	2024
Senior Secured Notes	161	194
Term Loan Facilities	51	47
Revolving Credit Facilities	28	49
Other	8	13
Interest expense	248	303
Interest income	(31)	(9)
Interest expense, net	217	294

17. Other Liabilities

Other Current Liabilities

($ in millions)	*Notes*	December 31, 2025	2024
Redeemable non-controlling interest		158	104
Current financial liabilities		149	152
Employee compensation		67	77
Income taxes payable		65	84
Customer payables		54	—
Accrued expenses		41	51
Contract liabilities	4	39	36
Accrued interest payable		36	66
Lease liabilities	12	34	32
Customer rebates		30	36
Taxes other than income taxes		20	52
Restructuring	13	15	18
Derivative liability	8	3	48
Other		7	10
		717	766

Other Non-Current Liabilities

($ in millions)	*Notes*	December 31, 2025	2024
Redeemable non-controlling interest		254	53
Restructuring	13	32	26
Contract liabilities	4	23	25
Other		32	15
		342	119

Redeemable Non-controlling Interest

In 2016, the Parent, through its subsidiary Brightstar Lottery S.p.A., entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, that ended in November 2025, and under the terms of the consortium agreement, Brightstar Lottery S.p.A. is the principal operating partner fulfilling the requirements of the Lotto License. In 2025, Lottoitalia was awarded management of the Lotto License for an additional nine-year term, ending in 2034. We consolidate Lottoitalia due to our risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

Annual Report and Accounts 2025 Page | 135

Financial Statements

In connection with the new contract, Brightstar Lottery S.p.A. entered into an agreement with Allwyn Italy Holding AG. ("AIH", formerly Italian Gaming Holding a.s.), one of the consortium members, which includes certain provisions that do not allow for the unconditional right to avoid delivering cash to settle a contractual obligation. Therefore, in accordance with AG29A of IAS 32, we classify AIH's non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability, which are recorded within other expense, net on the Consolidated Statement of Operations, were $13 million and $41 million for the years ended December 31, 2025 and 2024, respectively.

18. Income Taxes

The components of income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,	
($ in millions)	**2025**	**2024**
United Kingdom ("U.K.")	(284)	(179)
United States ("U.S.")	(38)	73
Italy	474	409
Other	92	94
	243	396

The provision for income taxes consists of:

	For the year ended December 31,	
($ in millions)	**2025**	**2024**
Current:		
U.K.	1	4
U.S.	31	88
Italy	158	163
Other	20	31
	209	286
Deferred:		
U.K.	—	1
U.S.	(43)	(18)
Italy	(3)	—
Other	1	(16)
	(45)	(33)
	165	253

Income taxes paid, net of refunds, were $220 million and $241 million in 2025 and 2024, respectively.

In December 2021, the Organization for Economic Cooperation and Development ("OECD") enacted model rules for a new global minimum tax framework ("Pillar Two"). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. The Company recognized a de minimis current tax expense related to the top-up tax in 2025 and 2024.

The Company has applied a temporary mandatory exception from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax expense when it is incurred.

Annual Report and Accounts 2025 Page | 136

At December 31, 2025, undistributed profits of subsidiaries of approximately $240 million are considered indefinitely reinvested. Foreign withholding taxes on these undistributed earnings would be approximately $14 million. The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income from continuing operations before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2025 2024 Income from continuing operations before provision for income taxes 243 396 U.K. statutory tax rate 25.0% 25.0 % Statutory tax expense 61 99 Operating losses with no tax benefit 42 41 Italy regional tax (“IRAP”) and state taxes 33 38 Non-taxable foreign exchange loss (gain) 27 (1) Non-deductible expenses 15 20 Tax cost of dividends 9 48 Change in uncertain tax positions 9 9 GILTI tax 8 10 Foreign tax expense, net of U.S. federal benefit 7 6 Italian patent box tax benefit (1) (2) R&D Tax Credit (5) — Foreign tax and statutory rate differential (1) (6) (9) Provision to return adjustment (13) — Effect of changes in tax laws (15) — Other (7) (5) 165 253 Effective tax rate 67.6% 63.9% (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate. The components of deferred tax assets and liabilities are as follows: December 31, ($ in millions) 2025 2024 Deferred tax assets: Net operating losses 31 34 Italian goodwill tax step-up 111 101 Interest expense limitation carryforward 25 — Provisions not currently deductible for tax purposes 17 22 Lease liabilities 19 25 Depreciation and amortization 21 10 Other 23 29 Total deferred tax assets 246 220 Deferred tax liabilities: Acquired intangible assets 142 127 Depreciation and amortization 136 102 Italian goodwill equity reserve liability 108 96 Lease right-of-use assets 21 33 Other 4 — Total deferred tax liabilities 411 359 Net deferred income tax liability (165) (139) Financial Statements Annual Report and Accounts 2025 Page | 137

Our net deferred income taxes are recorded in the consolidated balance sheet as follows: December 31, ($ in millions) Notes 2025 2024 Deferred income taxes - non-current asset 7 40 37 Deferred income taxes - non-current liability (205) (176) (165) (139) As of December 31, 2025, we had recognized deferred tax assets of $246 million. Where the Company has deferred tax assets with an indefinite life and it has shown an ability to use these assets, they are recognised in full even if the expected usage period extends for many years, unless there is strong contradictory evidence, at which time a valuation allowance would be recognised. We also have $278 million of unrecognized deferred tax assets primarily related to net operating losses and interest expense limitation carryforward. These deferred tax assets were not recorded because the realization of these assets is not probable. A reconciliation of deferred tax liabilities, net is as follows: December 31, ($ in millions) 2025 2024 Balance at beginning of year (139) (281) Tax expense during the period recognized in income or loss 45 33 Translation and other (13) (1) Reclassified to operations (58) Reclassification as held for sale — 110 Balance at end of year (165) (139) We have a $134 million gross tax loss carryforward from continuing operations, of which $69 million relates U.S. Federal, and $65 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2026 while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2025, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $0.4 million. U.S. state tax net operating loss carryforwards in certain jurisdictions begin to expire in 2028, while others have an unlimited carryforward period. Additionally, at December 31, 2025 and 2024, we had gross tax loss carryforwards from continuing operations of $821 million and $725 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. $788 million of the $821 million of tax losses will never expire and the remaining tax losses of $33 million will expire between 2026 and 2036. Accounting for Uncertainty in Income Taxes A reconciliation of the unrecognized tax benefits is as follows: December 31, ($ in millions) 2025 2024 Balance at beginning of year 17 15 Additions to tax positions - current year 6 2 Additions to tax positions - prior years 2 7 Reductions to tax positions - prior years — (2) Reclassification as held for sale — (4) Balance at end of year 25 17 At December 31, 2025 and 2024, $25 million and $17 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates. We file income tax returns in various jurisdictions of which the U.K., U.S., and Italy represent the major tax jurisdictions. As of December 31, 2025, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Italy and Mexico. Financial Statements Annual Report and Accounts 2025 Page | 138

Mexico Tax Audit Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. Based on the unfavorable decisions received, in 2017, the Company recorded a liability of MXN342 million. The Company continues to accrue interest, penalties and inflationary adjustments. As of December 31, 2025 the liability was MXN602 million (approximately $33 million), which is reported within other non- current liabilities in the Consolidated Balance Sheets. Italy Tax Audits - Settled in 2023 Since February 2020, the Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 were under examination. In October 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities in May 2021 rejecting all findings. In December 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. On September 7, 2023, the Company signed a Settlement Agreement with the Italian Tax Authorities pursuant to which the Company agreed to settle the 2015 and 2016 tax assessments for €10 million. Additionally, the Company agreed to settle the 2015 and 2016 audit findings that were relevant to tax years 2017-2022 for €13 million. The total impact, net of amounts previously reserved, was $14 million. U.S. Tax Update On July 4, 2025, H.R. 1 was enacted as Public Law 119-21 (commonly referred to as the One Big Beautiful Bill Act (“OBBBA”)) in the U.S. The legislation introduces a range of significant tax measures, such as the permanent extension of certain expiring provisions of the Tax Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business-related tax items. The OBBBA includes multiple effective dates, with certain provisions applicable beginning in 2025 and others phased in through 2027. 19. Commitments and Contingencies Commitments Unconditional purchase obligations As of December 31, 2025, we had unconditional purchase obligations of approximately $64 million, primarily related to contracts with vendors for third-party equipment and data service fees. Our unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction. Unconditional purchase obligations exclude agreements that are cancellable without penalty and unconditional purchase obligations with a remaining term of one year or less. Performance and other bonds Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2025 and 2024 related to these bonds. Financial Statements Annual Report and Accounts 2025 Page | 139

Legal Proceedings (♦) From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to us. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to our ongoing operations. At December 31, 2025, provisions for all legal proceedings was $3 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings. 20. Shareholders’ Equity Shares Authorized and Outstanding The Board may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2025 annual general meeting, the shareholders authorized the issuance of up to 135 million additional ordinary shares (of which 67 million can be issued in connection with an offer by way of a rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2026 annual general meeting, or, if sooner, on August 12, 2026, unless previously revoked, varied, or renewed. Ordinary shares issued and outstanding were as follows: December 31, (Shares in thousands) 2025 2024 Ordinary shares outstanding at beginning of year 201,859 200,482 Ordinary shares issued under stock awards 1,237 1,377 Repurchases of ordinary shares (16,244) — Ordinary shares outstanding at end of year 186,852 201,859 Ordinary shares issued at end of year 209,969 208,732 Share Repurchase Program On and effective as of July 1, 2025, the Board authorized a new $500 million share repurchase program (the “Program”), which superseded and replaced prior authorizations. This new program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to an aggregate of $500 million of the Parent’s outstanding ordinary shares through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or through privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements and other factors. On July 29, 2025, and as part of the Program, the Parent entered into an accelerated share repurchase agreement (“ASR Agreement”) with a third party financial institution to repurchase an aggregate of $250 million of the Parent’s ordinary shares. Pursuant to the ASR Agreement, the Parent paid $250 million at inception and took delivery of approximately 13.6 million shares, which were recorded in treasury stock. The ASR Agreement completed on December 3, 2025. Upon final settlement, the Parent took delivery of an additional 1.7 million ordinary shares, bringing the total number of shares delivered under the ASR Agreement to approximately 15.2 million. The final number of shares was determined based on the volume-weighted average price of the Parent’s ordinary shares during the ASR measurement period, subject to the terms of the ASR Agreement. On November 7, 2025, the Parent entered into a Rule 10b5-1 trading plan to facilitate repurchases of up to $50 million of the Parent’s outstanding ordinary shares under the Program. As of December 31, 2025, the Parent repurchased 1.3 million ordinary shares for $20 million (of which 0.3 million shares were delivered in January 2026). Through February 6, 2026, the Parent repurchased an additional 2.1 million shares for $30 million completing the November 2025 Rule 10b5-1 trading plan. The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares have been presented as a deduction from equity attributable to the owners until they are reissued or retired. Repurchases of the Parent’s ordinary shares paid out of distributable reserves reduce the Financial Statements Annual Report and Accounts 2025 Page | 140

Financial Statements

amount of distributable reserves available for the Parent to make distributions to its shareholders, including the payment of dividends which, under English Law, may only be paid out of distributable reserves.

Dividends

We declared a $0.22 cash dividend per share in the fourth quarter of 2025, a $0.20 cash dividend per share in the first, second, and third quarters of 2025, as well as in all four quarter of 2024.

On July 1, 2025, the Board declared a special cash dividend equal to $3.00 per share. The special dividend, of approximately $609 million in the aggregate, was paid on July 29, 2025.

On February 19, 2026, the Board declared a quarterly cash dividend of $0.23 per share. The dividend, of approximately $42 million in the aggregate, is payable on March 24, 2026, to shareholders of record at the close of business on March 10, 2026. Future dividends are subject to Board approval.

For the years ended December 31, 2025 and 2024, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

Other Reserves

The following table details the changes in other reserves:

		Unrealized (Loss) Gain on:		Other Reserves		
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2023	451	(6)	4	449	42	490
Change during period	(27)	5	—	(23)	20	(2)
Reclassified to operations [(1)]	1	—	—	—	—	—
Tax effect	—	(1)	—	(1)	—	(1)
Other comprehensive income (loss)	(26)	4	—	(23)	20	(3)
Balance at December 31, 2024	425	(2)	3	426	62	487
Change during period	38	(7)	—	30	(36)	(6)
Reclassified to operations [(1)]	112	7	—	118	—	118
Tax effect	(1)	1	—	—	—	—
Other comprehensive (loss) income	148	1	—	149	(36)	113
Balance at December 31, 2025	573	(2)	3	574	26	600

[(1)] Foreign currency translation adjustments of approximately $112 million and unrealized loss on hedges of approximately $6 million were reclassified into gain on sale of discontinued operations, net of tax on the Consolidated Statement of Operations for the year ended December 31, 2025. Foreign currency translation adjustments were reclassified into foreign exchange loss (gain), net on the Consolidated Statement of Operations for subsidiaries liquidated for the year ended December 31, 2024. Unrealized gain (loss) on hedges were reclassified into service revenue (includes amortization of upfront license fees) on the Consolidated Statement of Operations for the years ended December 31, 2025 and 2024.

21. Stock-Based Compensation

Incentive Compensation Awards

With respect to both continuing and discontinued operations, stock-based incentive awards were provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the "Plans") as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plans. We utilize authorized and unissued shares to satisfy all shares issued under the Plans.

Stock Options

Stock options were awards that allow the employee to purchase shares of our stock at a fixed price. Stock options were granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2025 or 2024.

Annual Report and Accounts 2025 Page | 141

Stock Awards Stock awards were principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include EBITDA adjusted for foreign exchange gain (loss), net, other expenses, net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items (“Adjusted EBITDA”), cash flow from operations less capital expenditures and payments on license obligations, excluding the net of tax cash payments in connection with material litigation (“Adjusted Free Cash Flow”), Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable. RSUs are stock awards that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. During 2025, in connection with the special dividend, RSUs were granted to eligible employees, which will vest in approximately one-, two-, and three-year periods. Stock Option Activity A summary of our stock option activity and related information, which includes both continuing and discontinued operations, is as follows: Weighted-Average (Shares in thousands) Stock Options Exercise Price Per Share ($) (1) Remaining Contractual Term (in years) Aggregate Intrinsic Value ($ in millions) Outstanding at January 1, 2025 173 20.37 Granted — — Forfeited — — Exercised — — Outstanding at December 31, 2025 173 17.37 2.36 At December 31, 2025: Vested and expected to vest — — — — Exercisable 173 17.37 2.36 — (1) In July 2025, the company paid a special cash dividend of $3.00 per share. The exercise price of all outstanding stock options was decreased by $3.00 per option to preserve the intrinsic value of the awards. No stock options were exercised in 2025 and 2024. Financial Statements Annual Report and Accounts 2025 Page | 142

Stock Award Activity A summary of our stock award activity and related information, which includes both continuing and discontinued operations, is as follows: (Shares in thousands) PSUs (1) Weighted- Average Grant Date Fair Value ($) RSUs (2) Weighted- Average Grant Date Fair Value ($) Nonvested at January 1, 2025 5,126 24.55 88 20.60 Granted (3) 2,618 14.23 1,009 16.19 Vested (1,838) 28.64 (88) 20.60 Forfeited (1,172) 19.06 (15) — Nonvested at December 31, 2025 4,733 16.76 993 16.19 At December 31, 2025: Unrecognized cost for nonvested awards ($ in millions) 40 — Weighted-average future recognition period (in years) 2.50 0.36 (1) Unless otherwise noted, the number of PSUs granted are based on the target number of shares. Based on specified targets, actual performance may result in additional shares vesting, up to a maximum 145% payout achievement. (2) In connection with the special dividend, RSUs were granted to eligible employees as required under the Plans. These awards did not impact the weighted average grant date fair value since there was no incremental fair value. (3) Includes 106 thousand PSUs for vestings above the target thresholds. These PSUs were granted in prior years and either vested in 2025 or will vest in 2026 upon achievement of normal service requirements. The total vest-date fair value of PSUs vested was $30 million and $43 million in 2025 and 2024. The total vest-date fair value of RSUs vested was $1 million and $1 million for 2025 and 2024, respectively. Fair Value of Stock Awards Granted We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index. During 2025 and 2024, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants, which includes both continuing and discontinued operations for 2024, are as follows: (Shares in thousands) 2025 2024 PSUs granted during the year 2,511 1,842 Weighted-average grant date fair value ($) 13.55 18.36 RSUs granted during the year 112 89 Weighted-average grant date fair value ($) 16.19 20.62 Stock-Based Compensation Expense Total continuing operations compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below. For the year ended December 31, ($ in millions) 2025 2024 Cost of services 1 3 General and administrative 11 27 Research and development — 1 Sales and marketing 3 7 Stock-based compensation expense before income taxes (1) 15 38 Income tax benefit 4 10 Total stock-based compensation, net of tax 11 29 (1) Amounts exclude stock-based compensation expense related to discontinued operations recognized during the period, which was included in Income from discontinued operations, net of tax in the consolidated statement of operations. Financial Statements Annual Report and Accounts 2025 Page | 143

Financial Statements

The change in equity reserves as a result of stock-based compensation, shares issued under stock award plans, and shares issued upon exercise of stock options in the aggregate was an increase of $5 million and $22 million at December 31, 2025 and 2024, respectively.

Modifications

In 2025, we modified the measurement of certain performance conditions for the outstanding PSUs granted in 2024 and 2025 due to improved visibility into the Company's financial performance following the sale of IGT Gaming, which had not been contemplated at the time those PSUs were granted. The modification affected approximately 233 employees and resulted in a nominal increase in compensation cost for the period. We estimate an incremental fair value of $27 million in additional compensation cost, which will be recognized over the respective vesting periods. The impact of this modification is included on the Consolidated Statements of Operations.

In 2024, certain PSUs for employees that transferred with IGT Gaming were modified. For unvested PSUs granted prior to 2024 and scheduled to vest prior to the expected closing date, the awards vested at target performance. For the remaining PSUs granted prior to 2024, the awards were modified to vest at target performance and settle in cash, 50% at the Transaction closing date, and 50% one year following the closing date. At Transaction closing, $8 million was paid to settle the Company's obligation. The modifications affected approximately 144 employees, which resulted in $2 million of incremental compensation cost that is included in discontinued operations for the year ended December 31, 2025.

22. Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the year ended December 31,	
($ and shares in millions, except per share amounts)	**2025**	**2024**
Numerator:		
Net income from continuing operations attributable to Brightstar Lottery PLC	14	64
Net income from discontinued operations attributable to Brightstar Lottery PLC	226	322
Net income attributable to Brightstar Lottery PLC	240	387
Denominator:		
Weighted-average shares - basic	197	202
Incremental shares under stock based compensation plans	1	2
Weighted-average shares - diluted	199	204
Net income from continuing operations attributable to Brightstar Lottery PLC per ordinary share - basic	0.07	0.32
Net income from continuing operations attributable to Brightstar Lottery PLC per ordinary share - diluted	0.07	0.31
Net income from discontinued operations attributable to Brightstar Lottery PLC per ordinary share - basic	1.15	1.60
Net income from discontinued operations attributable to Brightstar Lottery PLC per ordinary share - diluted	1.14	1.58
Net income attributable to Brightstar Lottery PLC per ordinary share - basic	1.21	1.92
Net income attributable to Brightstar Lottery PLC per ordinary share - diluted	1.21	1.90

Certain stock options to purchase ordinary shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the ordinary shares for the full year, and therefore, the effect would have been antidilutive.

During years when we are in a net loss position for continuing operations attributable to Brightstar Lottery PLC, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. The exclusion also applies to net income from discontinued operations attributable to Brightstar Lottery PLC and net income attributable to Brightstar Lottery PLC.

For the years ended December 31, 2025 and 2024, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Annual Report and Accounts 2025 Page | 144

Financial Statements

23. Non-Controlling Interests

At December 31, 2025, our percentage of ownership in material subsidiaries with non-controlling interests ("NCIs") were as follows:

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. ("Lottoitalia") [(1)]	61.50 %
Lotterie Nazionali S.r.l. ("LN")	64.00 %
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") [(2)]	72.00 %

(1) Brightstar Lottery S.p.A. owns 61.50% of Lottoitalia. AIH, Arianna 2001, and Novomatic Italia own 32.5%, 4.0%, and 2.0%, respectively. As discussed in Note 17, AIH's non-controlling interest is classified as a financial liability within our consolidated financial statements.
(2) Northstar New Jersey Holding Company LLC, of which we are a 90.70% shareholder, holds the 72.00% ownership in Northstar NJ.
(3) As disclosed in Note 3. Discontinued Operations and Assets Held for Sale the RI VLT is part of the IGT Gaming disposal group and is reflected in the consolidated financial statements as discontinued operations.

Lottoitalia holds a license to operate the Lotto game in Italy through November 2034. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services through June 2029.

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

We report the proportionate share of NCIs as equity in the consolidated balance sheet, which excludes NCIs for Lottoitalia since they are classified as a financial liability. Activity with NCIs, excluding Lottoitalia, was as follows:

($ in millions)	LN	Northstar NJ	All Other[(1)(2)]	Total
Balance at December 31, 2023	289	(3)	89	374
Net income	59	4	22	85
Other comprehensive loss	(12)	—	(9)	(20)
Total comprehensive income	47	4	13	65
Capital increase	—	—	2	2
Dividends paid	(60)	(14)	(24)	(98)
Return of capital	(35)	—	(6)	(41)
Balance at December 31, 2024	242	(13)	74	303
Net income	66	(15)	17	69
Other comprehensive income	19	—	18	36
Total comprehensive income	85	(15)	35	105
Capital increase	—	8	57	65
Dividends paid	(59)	(11)	(18)	(88)
Return of capital	(36)	—	(5)	(41)
Divestiture	—	—	(24)	(24)
Balance at December 31, 2025	232	(31)	119	319

(1) includes the 6% non-AIH non-controlling interest in Lottoitalia
(2) includes RI VLT which is reflected in the consolidated financial statements as discontinued operations.

Annual Report and Accounts 2025 Page | 145

Financial Statements

Set out below is summarized financial information for each subsidiary that has NCIs that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

Summarized Balance Sheets	**LN**		**Northstar NJ**	
	December 31,		**December 31,**	
($ in millions)	**2025**	**2024**	**2025**	**2024**
Current assets	895	782	65	79
Non-current assets	333	372	32	41
Total assets	1,229	1,154	97	119
Current liabilities	698	600	65	57
Non-current liabilities	—	1	1	1
Total liabilities	698	601	66	58
Shareholders' equity	531	554	31	61
Total liabilities and shareholders' equity	1,229	1,154	97	119

Summarized Income Statements	**LN**		**Northstar NJ**	
	For the year ended December 31,		**For the year ended December 31,**	
($ in millions)	**2025**	**2024**	**2025**	**2024**
Total revenue	563	522	85	126
Total expenses	305	290	118	115
Income before provision for income taxes	259	232	(33)	12
Provision for income taxes	74	68	—	—
Net income (loss)	184	164	(33)	12

Summarized Cash Flow Statements	**LN**		**Northstar NJ**	
	For the year ended December 31,		**For the year ended December 31,**	
($ in millions)	**2025**	**2024**	**2025**	**2024**
Net cash provided by (used in) operating activities	247	242	(14)	15
Net cash (used) in investing activities	(36)	(9)	—	—
Net cash (used in) provided by financing activities	(223)	(213)	3	(24)

24. Segment Information

We operate and manage our business as a single segment for the purposes of assessing performance and making operating decisions. All significant operating decisions are based upon an analysis of the business as one operating segment, which is the same as its reporting segment. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers. The chief operating decision maker ("CODM") is our Chief Executive Officer.

The CODM reviews net income, as reported in the consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The segment's accounting policies are the same as those described in the Note 2. Summary of Material Accounting Policy Information. All required segment information can be found in these Consolidated Financial Statements. The measure of segment assets is reported on the consolidated balance sheet as total assets.

Annual Report and Accounts 2025

Page | 146

Geographical Information Revenue from external customers, which is based on the geographical location of our customers, is as follows: For the year ended December 31, ($ in millions) 2025 2024 U.S. 1,173 1,200 Italy 1,018 966 Rest of Europe 195 199 All other 125 146 Total 2,512 2,512 Revenue from one customer represented approximately 37% (LN 19% and Lottoitalia 18%) and 35% (LN 17% and Lottoitalia 17%) of revenue from continuing operations in 2025 and 2024, respectively. Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows: December 31, ($ in millions) 2025 2024 U.S. 590 537 Italy 107 52 U.K. 1 1 Rest of Europe 50 56 Canada — — All other 20 17 Total 768 662 For the year ended December 31, ($ in millions) 2025 2024 Expenditures for long-lived assets 262 128 25. Related Party Transactions We engage in business transactions with certain related parties which may include (i) De Agostini or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both. De Agostini Group Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the “De Agostini Group”) are non- interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. Related party amounts due to or from the De Agostini Group are as follows: December 31, ($ in millions) 2025 2024 Trade receivables — — Trade payables 2 2 Financial Statements Annual Report and Accounts 2025 Page | 147

Financial Statements

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, then former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the Board up until May 14, 2024, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company's PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

On March 27, 2024, Enrico Drago's synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role as a member of the Board following his resignation from the role of Chief Executive Officer of the PlayDigital Business and the planned sale or other disposition of the PlayDigital business.

On June 25, 2025, Enrico Drago's synthetic equity award was modified to accelerate the vesting upon the sale of IGT Gaming and change the valuation methodology to align the award with the other plan participant. The award was cash settled in 2025, for $6 million.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50.0% interest in Ringmaster S.r.l. ("Ringmaster"), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2025 and 2024.

We incurred $14 million and $11 million in expenses to Ringmaster for the years ended December 31, 2025 and 2024, respectively, which include amounts from continuing and discontinued operations.

Connect Ventures One LP and Connect Ventures Two LP

Historically, we held investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures"), accounted for as equity method investments. De Agostini holds an investment in the Connect Ventures, and Nicola Drago, an immediate family member of Enrico Drago, a member of the Parent's board of directors, held a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

During the year ended December 31, 2024, the Company sold 100% of its investment in Connect Ventures One LP which resulted in a gain of $2 million and is recorded as income in Other expense, net in the consolidated statement of operations. Our investment in Connect Ventures Two LP was $5 million and $6 million at December 31, 2025 and 2024, respectively. In November 2025, the partners agreed to exercise their options to extend the life of the fund by two years.

Key Management Personnel - Officer Compensation

Key management personnel are those persons with authority and responsibility for planning, directing, and controlling the activities of the Company. In 2025 and 2024, key management personnel was composed of 8 and 12 executive officers, respectively, including our Chief Executive Officer and Chief Financial Officer. The following table sets forth the compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, for key management personnel for the years ended December 31, 2025 and 2024:

	For the year ended December 31,	
($ in millions)	**2025**	**2024**
Short-term employee benefits	19	26
Stock-based compensation	11	23
Post-employment benefits	2	2
	31	51

Annual Report and Accounts 2025 Page | 148

Financial Statements

26. Employee Information

Employee Benefit Expense

($ in millions)	For the year ended December 31, 2025	2024
Wages and salaries	459	459
Social security and other benefits	132	128
Incentive compensation	54	52
Stock-based compensation	15	38
Post-employment benefits	13	13
	673	690

Monthly Average Number of Employees

For the years ended December 31, 2025 and 2024, the monthly average number of employees was 5,865 and 6,069, respectively.

27. Auditors' Remuneration

PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2025 and 2024, all of which were approved by the Audit Committee pursuant to its policies and procedures, were as follows:

($ in millions)	For the year ended December 31, 2025	2024
Audit services - Parent company and consolidated financial statements	9	10
Audit-related services	2	7
Audit services - Subsidiaries' financial statements	2	2
Tax services	5	3
	19	22

28. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2025:

Name of entity	Address of registered office	Ownership %	Shareholder
Anguilla Lottery and Gaming Company Limited	The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	Brightstar Lottery PLC
Beijing GTECH Computer Technology Company Limited	Unit 1305, Bldg. B. Lize Ping'an Finance Center, Building 1, Yard 4, Jinze West Road, Fengtai District, Beijing, 100073, P.R. China	100	Brightstar Lottery Foreign Holdings Corporation
Brightstar Canada ULC	600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2	100	Brightstar Global Solutions Corporation

Annual Report and Accounts 2025 Page | 149

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Brightstar Commercial Services Mexico, S. de R. L. de C.V.	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	Brightstar Global Solutions Corporation (99.9%); Brightstar Lottery Foreign Holdings Corporation (0.1%)
Brightstar Comunicaciones Colombia Ltda en Liquidación	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	Brightstar Lottery Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
Brightstar Connect LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Global Solutions Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Lottery S.p.A.
Brightstar Lottery Australia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Lottery Brasil Serviços de Dados Ltda	Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil	100	Brightstar Global Solutions Corporation
Brightstar Lottery Colombia Ltda en Liquidación	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	Brightstar Lottery Cyprus Limited (99.998%); Brightstar Comunicaciones Colombia Ltda en Liquidación (0.001%); Claudia Mendoza (0.001%)
Brightstar Lottery Cyprus Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	Brightstar Global Solutions Corporation
Brightstar Lottery Czech Republic LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	37	Brightstar Global Solutions Corporation
Brightstar Lottery Denmark Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Lottery Foreign Holdings Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Lottery France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	Brightstar Lottery Foreign Holdings Corporation
Brightstar Lottery Games S.A.S. en Liquidación	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	Brightstar Lottery Cyprus Limited (80%); Brightstar Comunicaciones Colombia Ltda en Liquidación (10%); Brightstar Lottery Foreign Holdings Corporation (10%)
Brightstar Lottery Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	Brightstar Lottery Cyprus Limited
Brightstar Lottery Holdings B.V.	Strawinskylaan 4117, Amsterdam, 1007 ZX, Netherlands	100	Brightstar Lottery PLC
Brightstar Lottery Indiana LLC	334 North Senate Avenue, Indianapolis, IN 46204	100	Brightstar Global Solutions Corporation
Brightstar Lottery Ireland Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	100	Brightstar Lottery Cyprus Limited
Brightstar Lottery Korea Yuhan Chaekim Hoesa a/k/a Brightstar Lottery Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	Brightstar Lottery Cyprus Limited
Brightstar Lottery Latin America Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	80	Brightstar Global Solutions Corporation (80%)

Annual Report and Accounts 2025 Page | 150

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Brightstar Lottery Mexico, S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	Brightstar Global Solutions (99.9%); Brightstar Lottery Foreign Holdings Corporation Holdings Corporation (0.1%)
Brightstar Lottery Participations S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Brightstar Lottery PLC
Brightstar Lottery Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	Brightstar Global Solutions Corporation
Brightstar Lottery S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	Brightstar Lottery Holdings B.V. (59.998220%); Brightstar Lottery Games S.A.S. en Liquidación (40.001772%); Brightstar Lottery Colombia Ltda en Liquidación (0.000009)
Brightstar Lottery S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Brightstar Lottery Holdings B.V.
Brightstar Lottery Second Chance Company LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Lottery Singapore Pte. Ltd.	38 Beach Road, #23-11, South Beach Tower, Singapore 189767	100	Brightstar Lottery Cyprus Limited
Brightstar Lottery Slovakia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Lottery SME, S. de R.L. de C.V.	Av. Constituyentes No. 635, Col. 16 de Septiembre, Mexico City, Mexico 11810	100	Brightstar Global Solutions Corporation (99%); Brightstar Lottery Foreign Holdings Corporation (1%)
Brightstar Lottery Sweden AB	Drottninggatan 33, 111 51 Stockholm, Sweden	100	Brightstar Lottery Cyprus Limited
Brightstar Lottery UK Bidco Limited	5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS	100	Brightstar Lottery PLC
Brightstar Lottery UK Solutions Limited	5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS	100	Brightstar Global Solutions Corporation
Brightstar Lottery VIA Dominican Republic SAS	Calle 1ra #1, Reparto Montero, Santiago de los Caballeros, Dominican Republic 51081	100	Brightstar Lottery Cyprus Limited (99.9666%); Brightstar Lottery Ireland Limited (0.0333%)
Brightstar Lottery Worldwide Services Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar RI iGaming JV Holdings LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Brightstar Solutions India Private Limited	3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081	100	Brightstar Lottery Cyprus Limited (99.99%); Brightstar Lottery Singapore Pte. Ltd. (0.01%)
Brightstar Solutions Spain S.L.U.	Parque de Negocios Mas Blau, Selva 2, Edificio XiBCN, Bloque A Planta 3, El Prat de Llobregat BCN 08820, Spain	100	Brightstar Lottery Cyprus Limited
Brightstar South Africa (Pty) Ltd	24 Cade Street, South Crest, Alberton, Gauteng 1449 South Africa	100	Brightstar Lottery Cyprus Limited

Annual Report and Accounts 2025 Page | 151

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Brightstar Spain Operations, S.A.	Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain	100	Brightstar Solutions Spain S.L.U.
BRSL Subsidiary Limited	5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS	100	Brightstar Lottery PLC
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 5035 Norre Gade, Suite 201, St. Thomas, USVI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	Brightstar Lottery S.p.A.
Data Transfer System Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Die Gamchanger GmbH	c/o BRANDL TALOS Rechtsanwält:innen GmbH, VIO PLAZA Tower, Rechte Wienzeile 223/14th floor, Vienna, Austria 1120	100	Brightstar Lottery Holdings B.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); Brightstar Lottery Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Dreamport, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Estrela Instantânea Loteria Spe S.A	City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, 06453-038 Brazil	50	Brightstar Lottery Cyprus Limited
Europrint Holdings Limited	5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS	100	Brightstar Global Solutions Corporation
GTECH Asia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Brightstar Global Solutions Corporation (>99.99%); Brightstar Lottery Foreign Holdings Corporation (<0.01%)
GTECH Management P.I. Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Colonia 16 de Septiembre, Mexico City, 11810, Mexico	100	Brightstar Global Solutions Corporation (99.700258% - 100% of Class II); Brightstar Lottery Foreign Holdings Corporation (0.299736% - 99.998% of Common); Brightstar Lottery Latin America Corporation (0.000006% - .002% of Common)
GTECH Southern Africa (Pty) Ltd.	24 Cade Street, South Crest, Alberton, Gauteng 1449, South Africa	100	Brightstar Global Solutions Corporation

Annual Report and Accounts 2025 Page | 152

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
GTECH Ukraine	2/6 Novozabarska Street, # 209, Kyiv, Ukraine, 04074	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Hudson Alley Software, Inc.	28 Liberty Street, New York, NY 10005	100	Brightstar Global Solutions Corporation
Hydragraphix LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Innovative Retail Solutions LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	Brightstar Lottery Participations S.r.l.
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	Brightstar Lottery S.p.A.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100.00	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.5	Brightstar Lottery S.p.A.
Mineira da Sorte Loteria SPE LTDA	Rua Dr. Guilherme Bannitz, No. 126, room 81, Itaim Bibi, São Paulo, Brazil 04532-060	50	Brightstar Global Solutions Corporation (50%)
MyLotteries S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100.00	Brightstar Lottery S.p.A.
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	90.70	Brightstar Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	72	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	Brightstar Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	Brightstar Lottery Foreign Holdings Corporation
Orbita Sp. z o.o.	Aleje Jerozolimskie 92, 00-807 Warsaw, Poland	100	Brightstar Global Solutions Corporation
Oy Brightstar Lottery Finland AB	Turuntie 42, Espoo, Finland 02650	100	Brightstar Global Solutions Corporation
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Brightstar Lottery S.p.A.
Prodigal Lottery Services, N.V.	63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Rhode Island VLT Company LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	60	Brightstar Global Solutions Corporation (60%)
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	Brightstar Lottery S.p.A..
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	Brightstar Global Solutions Corporation (>99.99%); Brightstar Lottery Foreign Holdings Corporation (<0.01%)

Annual Report and Accounts 2025 Page | 153

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Brightstar Lottery S.p.A.
SP Loterias SPE S.A.	Calçada das Margaridas, No. 163, Room 2, Centro Comercial Alphaville, Barueri, Sao Paulo 06453-038 Brazil	50	Brightstar Lottery Cyprus Limited
St. Kitts and Nevis Lottery Company, Ltd.	C17, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	Brightstar Global Solutions Corporation
Telling Brightstar Information Technology (Shenzhen) Co. Ltd	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	Brightstar Lottery Cyprus Limited
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	Brightstar Lottery Cyprus Limited
Your Sales S.r.L.	Viale del Campo Boario, 56/d Roma, Italy	100	Brightstar Lottery S.p.A.

Annual Report and Accounts 2025 Page | 154

FINANCIAL STATEMENTS BRIGHTSTAR LOTTERY PLC INDEX TO PARENT COMPANY FINANCIAL STATEMENTS Parent Balance Sheet at December 31, 2025 and 2024 ........................................................................................... 156 Parent Statement of Shareholders' Equity for the years ended December 31, 2025 and 2024 .......................... 157 Notes to the Parent Financial Statements .................................................................................................................... 158 Financial Statements Annual Report and Accounts 2025 Page | 155

Financial Statements

Brightstar Lottery PLC
Parent Balance Sheet
($ in millions)

	Notes	December 31, 2025	2024
Assets			
Current assets:			
Cash and cash equivalents		255	3
Intercompany loans receivable		—	3
Intercompany receivables		12	53
Other current assets		55	7
Total current assets		321	66
Right-of-use assets	6	—	1
Investments in subsidiaries	3	4,540	7,820
Intercompany loans receivable		752	2,292
Other non-current assets		10	10
Total non-current assets		5,302	10,123
Total assets		5,623	10,189
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable		3	12
Current portion of long-term debt	4	—	104
Derivative liabilities		—	47
Intercompany loans payable		73	71
Intercompany payables		169	204
Other current liabilities		8	15
Total current liabilities		253	453
Long-term debt	4	1,336	3,987
Intercompany loans payable		140	254
Other non-current liabilities		10	—
Total non-current liabilities		1,486	4,241
Total liabilities		1,739	4,694
Shareholders' equity			
Share capital		21	21
Share premium		21	21
Retained earnings		2,652	4,889
Revaluation reserves	3	1,047	422
Other reserves		143	143
Total shareholders' equity		3,884	5,495
Total liabilities and shareholders' equity		5,623	10,189

Net (loss) income was $(1.2) billion and $1.5 billion for the years ended December 31, 2025 and 2024, respectively. As permitted by section 408 of the CA 2006, no statement of comprehensive income for Brightstar Lottery PLC is shown. The net loss in 2025 was primarily related to the realization of intercompany transactions for the sale of IGT Gaming. The net income in 2024 was primarily related to dividends received from subsidiaries.

The Parent financial statements were approved by the Board of Directors on March 5, 2026 and signed on its behalf on March 11, 2026 by:

Vincent Sadusky
Chief Executive Officer
Company registration number: 09127533

The accompanying notes are an integral part of these Parent financial statements.

Annual Report and Accounts 2025 Page | 156

Financial Statements

Brightstar Lottery PLC
Parent Statement of Shareholders' Equity
($ in millions)

	Notes	Share Capital	Share Premium	Retained Earnings	Revaluation Reserves	Other Reserves	Total Equity
Balance at December 31, 2023		21	21	3,497	3,261	143	6,943
Net income		—	—	1,525	—	—	1,525
Other comprehensive loss		—	—	—	—	—	—
Total comprehensive income (loss)		—	—	1,525	—	—	1,525
Non-cash investment in subsidiaries		—	—	38	—	—	38
Stock-based compensation		—	—	7	—	—	7
Shares issued under stock award plans		—	—	(17)	—	—	(17)
Dividends paid		—	—	(161)	—	—	(161)
Repurchases of ordinary shares		—	—	—	—	—	—
Investment in subs - unrealized gain	3	—	—	—	329	—	329
Investment in subs - unrealized loss	3	—	—	—	(3,167)	—	(3,167)
Balance at December 31, 2024		21	21	4,889	422	143	5,495
Net loss		—	—	(1,200)	—	—	(1,200)
Other comprehensive income		—	—	—	—	—	—
Total comprehensive (loss) income		—	—	(1,200)	—	—	(1,200)
Non-cash investment in subsidiaries		—	—	13	—	—	13
Stock-based compensation		—	—	3	—	—	3
Shares issued under stock award plans		—	—	(11)	—	—	(11)
Dividends paid		—	—	(770)	—	—	(770)
Repurchases of ordinary shares		—	—	(271)	—	—	(271)
Investment in subs - realized gains on sale of investments	3	—	—	—	9	—	9
Investment in subs - realized losses on sale of investments	3	—	—	—	(1,376)	—	(1,376)
Investment in subs - change in cumulative unrealized gains	3	—	—	—	(9)	—	(9)
Investment in subs - change in cumulative unrealized losses	3	—	—	—	2,000	—	2,000
Balance at December 31, 2025		21	21	2,652	1,047	143	3,884

For further information related to shareholders' equity, refer to Note 20 – *Shareholders' Equity*, in the notes to the consolidated financial statements included herein.

The accompanying notes are an integral part of these Parent financial statements.

Distributable reserves are determined as required by the CA 2006 by reference to a company's individual financial statements. As at December 31, 2025, the Company had accumulated distributable reserves of $3.4 billion.

Annual Report and Accounts 2025 Page | 157

Brightstar Lottery PLC Notes to the Parent Financial Statements 1. Description of Business The principal activities of Brightstar Lottery PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries. 2. Summary of Material Accounting Policy Information Basis of Preparation The accompanying financial statements and notes of the Parent have been prepared on a going concern basis and in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ ("FRS 101") and the CA 2006 applicable to companies reporting under FRS 101. The Parent financial statements have been prepared on a historical costs basis, unless otherwise stated. The Parent financial statements are stated in millions of U.S. dollars unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. In preparing these financial statements, we apply the recognition, measurement, and disclosure requirements of Adopted IFRSs, but make amendments where necessary in order to comply with the CA 2006 and have set out below where we take advantage of FRS 101 disclosure exemptions. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, unless otherwise stated. The following exemptions from the requirements of IFRS available under FRS 101 have been applied: • The following paragraphs of IAS 1, Presentation of Financial Statements: ▪ 10(d) (statement of cash flows); ▪ 16 (statement of compliance with all IFRS); ▪ 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1) ▪ 38A (requirement for minimum of two primary statements, including cash flow statements); ▪ 38B-D (additional comparative information); ▪ 111 (cash flow statement information); and ▪ 134-136 (capital management disclosures). • IAS 7, Statement of Cash Flows • Paragraphs 30 and 31 of IAS 8, Accounting policies, changes in accounting estimates and errors (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective); • IFRS 7, Financial Instruments: Disclosures; • Paragraphs 91 to 99 of IFRS 13, Fair Value Measurement (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities); • The requirement of paragraph 33(c) of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations; • The requirements of IAS 24, Related Party Disclosures, to disclose related party transactions entered into between two or more members of a group; • Paragraph 17 of IAS 24, Related Party Disclosures (key management compensation); and • Paragraphs 45(b) and 46 to 52 of IFRS 2, Share-Based Payment (details of the number and weighted- average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined). Summary of Material Accounting Policy Information The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the CA 2006. Refer to Note 2 – Summary of Material Accounting Policy Information, in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at fair value with fair value movements recognised in reserves in accordance with IFRS 9. Financial Statements Annual Report and Accounts 2025 Page | 158

Financial Statements

3. Investments in Subsidiaries

($ in millions)	Country of Incorporation	December 31, 2025	December 31, 2024
Brightstar Lottery Holdings B.V.	Netherlands	4,540	3,950
International Game Technology	United States	—	3,160
IGT Canada Solutions	Canada	—	600
Other		—	110
		4,540	7,820

(♦)(♣) The Parent engaged external, independent, and qualified valuers to determine the fair value of the Parent's investment in subsidiaries. As of December 31, 2025, the Parent determined the fair value of the its investment in Brightstar Lottery Holdings B.V. and Other investments. In connection with the sale of IGT Gaming, International Game Technology, IGT Canada Solutions, and certain Other investments transferred to the buyer. As of December 31, 2024, the net purchase price for the sale of IGT Gaming was used to determine the fair value of the Parent's investment in International Game Technology, IGT Canada Solutions, and Other investments, as these subsidiaries comprise substantially all of the activity of the IGT Gaming disposal group. Changes in the fair value of the subsidiaries between December 31, 2024 and December 31, 2025 were primarily due to the sale of IGT Gaming, external market conditions and changes to the interest-bearing debt portfolio between the Parent and its subsidiaries.

The main level 3 inputs used by the Parent in the discounted cash flow analysis include forecasted revenue, forecasted EBITDA, long-term growth rates, and weighted-average cost of capital. The key assumptions to which the calculation of fair value are most sensitive include the investment's forecasted EBITDA, long-term growth rate, and weighted average cost of capital.

The sensitivities analysis below relates specifically to the fair value of the Parent's investment in Brightstar Lottery Holdings B.V., which comprises substantially all of the activity of the single cash-generating unit of the Parent following the sale of IGT Gaming. The sensitivity analysis is based on reasonably possible changes to the respective assumptions. The methodology used in arriving at the incremental changes shown is consistent with that used for the valuations as of December 31, 2025.

($ in millions)		Increase (decrease) in asset valuation Brightstar Lottery Holdings BV
Weighted average cost of capital		
	decrease of 100 bps	1,530
	increase of 100 bps	(1,160)
Long-term growth rate		
	decrease of 100 bps	(650)
	increase of 100 bps	850

For a complete list of the Parent's subsidiaries, refer to Note 28 – *The Parent's Directly and Indirectly Owned Subsidiaries,* in the notes to the consolidated financial statements included herein.

At the Parent's 2023 AGM, the shareholders approved resolutions for the capitalisation of up to $4.0 billion of the aggregate amount standing to the credit of the revaluation reserve based on an April 30, 2023 valuation, conditional on the revaluation reserve being created, that could increase the distributable reserves balance. The Parent then applied to the Companies Court to allow the revaluation reserve balance, created following the changes made to the accounting policy applicable to the measurement of investments in subsidiaries, to increase the distributable reserves balance. The Companies Court approval allowed the capitalisation of $4.0 billion of revaluation reserves, thereby increasing the distributable reserves balance by $4.0 billion as of December 31, 2023.

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Financial Statements

4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

	December 31, 2025				December 31, 2024			
($ in millions)	Principal	Debt issuance cost, net	Other	Total	Principal	Debt issuance cost, net	Other	Total
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	—	—	—	750	(2)	—	748
3.500% Senior Secured Euro Notes due June 2026	—	—	—	—	779	(2)	—	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	—	—	—	—	750	(2)	—	748
2.375% Senior Secured Euro Notes due April 2028	588	(2)	—	586	519	(2)	—	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	—	—	750	750	(4)	—	746
Senior Secured Notes, long-term[(1)]	1,338	(2)	—	1,336	3,549	(12)	—	3,537
Euro Term Loan Facility due January 2027	—	—	—	—	312	—	(5)	307
Revolving Credit Facilities due July 2027	—	—	—	—	145	(2)	1	143
Long-term debt, less current portion	1,338	(2)	—	1,336	4,005	(14)	(4)	3,987
Euro Term Loan Facility due January 2027	—	—	—	—	104	—	—	104
Current portion of long-term debt	—	—	—	—	104	—	—	104
Total Debt	1,338	(2)	—	1,336	4,109	(14)	(4)	4,091

[(1)] In December 2025, the Parent and Brightstar Lottery Global Solutions Corporation, a subsidiary of the Parent, as co-issuers, issued $750 million of 5.750% Senior Secured Notes due January 2033 at par. The principal balance on this debt obligation is held by Brightstar Lottery Global Solutions Corporation.

At December 31, 2025 and 2024, $2 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, were recorded as other non-current assets in the Parent Balance Sheet.

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows (in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2026	—	—	—
2027	—	—	—
2028	—	588	588
2029	750	—	750
2030	—	—	—
2031 and thereafter	—	—	—
Total principal payments	750	588	1,338

For further information related to debt, refer to Note 16 – *Debt*, in the notes to the consolidated financial statements included herein.

5. Income Taxes

The provision for income taxes consists of:

	For the year ended December 31,	
($ in millions)	2025	2024
Current:		
Withholding tax	1	2
Current tax on income for the year	—	—
	1	2

Income taxes paid were $0.6 million and $2.2 million for 2025 and 2024, respectively. There were no deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024.

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The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods is as follows: For the year ended December 31, ($ in millions) 2025 2024 (Loss) income continuing ops before provision for income taxes (278) 1,527 U.K. statutory tax rate 25.0% 25.0 % Statutory tax (benefit) expense (70) 382 Non-deductible debt & acquisition costs 1 5 Change in unrecognized deferred tax asset 41 17 Foreign withholding taxes 1 2 Unrealized foreign exchange loss (gain) 27 (8) Non-taxable dividend income — (397) Other 1 2 1 2 Effective tax rate (0.4) % 0.1 % The Parent's effective income tax rate was (0.4)% in 2025 compared to 0.1% in 2024. The principal drivers of the tax rate increase were non-deductible foreign exchange losses and the absence of non-taxable dividend income in 2025 versus 2024. Net Operating Losses At December 31, 2025 and 2024, the Parent had gross tax loss carryforwards of $781 million and $692 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year. 6. Stock-Based Compensation Stock-based incentive awards were provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plans. Stock Options Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options were granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2025 or 2024. Stock Awards Stock awards were principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include EBITDA adjusted for foreign exchange gain (loss), net, other expenses, net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items (“Adjusted EBITDA”), cash flow from operations less capital expenditures and payments on license obligations, excluding the net of tax cash payments in connection with material litigation (“Adjusted Free Cash Flow”), Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and Financial Statements Annual Report and Accounts 2025 Page | 161

assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. RSUs are stock awards granted that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. During 2025, in connection with the special dividend, RSUs were granted to eligible employees, which will vest in approximately one-, two-, and three-year periods. 7. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2025 2024 Stock-based compensation 3 7 Social security and other benefits 2 1 Wages and salaries 1 1 Incentive compensation 3 — 10 10 The Parent had 3 people employed in corporate support roles as of December 31, 2025 and 2024. Employee benefit expense also includes amounts for the Executive Chair in relation to his service agreement with the Parent. 8. Auditors' Remuneration Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP, which consist of professional services performed in connection with the Parent's annual financial statements, were $339 thousand and $329 thousand for the years ended December 31, 2025 and 2024, respectively. Financial Statements Annual Report and Accounts 2025 Page | 162

Investor Information Listing The ordinary shares of Brightstar Lottery PLC are listed on the New York Stock Exchange under ticker symbol BRSL. News Releases Additional company information including news releases, earnings announcements, and information on corporate governance are available at www.brightstarlottery.com. Investor Contact Investor Relations Department Brightstar Lottery 10 Memorial Boulevard Providence, RI 02903 Phone: +1 (401) 392-7077 E-mail: investor.relations@brightstarlottery.com Share Transfer Agent and Registrar Computershare Shareholder Services Regular Mail: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight Mail Delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 www-us.computershare.com/investor FORWARD-LOOKING STATEMENTS This Annual Report and Accounts includes forward-looking statements concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” “target”, “designed to,” “strategy,” “committed to” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) changing economic conditions in the global markets where the Company operates, including economic slowdowns, rising interest rates, inflationary and other economic factors that pressure customer spending, changes in customer demand for products and services and a slowdown in customer payments; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; changes in legislation, governmental regulations, or the enforcement thereof, including changes in tax laws and tariffs in or between the jurisdictions in which the Company operates, that could affect the Company; and the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this Annual Report and Accounts is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this Annual Report and Accounts are qualified in their entirety by this cautionary statement. Additional Information Annual Report and Accounts 2025 Page | 163